Exhibit 96.1

UPDATED RESOURCE ESTIMATE AND INITIAL ASSESSMENT WITH PROJECT ECONOMICS FOR THE TONOPAH FLATS LITHIUM PROJECT, ESMERALDA AND NYE COUNTIES, NEVADA, USA



PREPARED FOR

ABTC
AMERICAN BATTERY TECHNOLOGY COMPANY

100 WASHINGTON STREET
RENO, NV, USA
89503

JANUARY 2024

RESPEC

UPDATED RESOURCE ESTIMATE AND INITIAL ASSESSMENT WITH PROJECT ECONOMICS FOR THE TONOPAH FLATS LITHIUM PROJECT, ESMERALDA AND NYE COUNTIES, NEVADA, USA

SK1300 REPORT RSI-M0219

PREPARED BY

RESPEC
210 South Rock Boulevard
Reno, Nevada 89502

PREPARED FOR

American Battery Technology Company
100 Washington Street, Suite 100

EFFECTIVE DATE: DECEMBER 21, 2023

Project Number M0144.21001

Consent of RESPEC by Thomas Dyer, PE

In connection with American Battery Technology Company's anticipated filing of a Current Report on Form 8-K (the "Form 8-K"), the undersigned consents to:

i. the filing of the technical report summary titled "Updated Resource Estimate and Initial Assessment with Project Economics for the Tonopah Flats Project, Esmeralda and Nye Counties, Nevada, USA" (the "IA"), with an effective date of December 21, 2023, as an exhibit to and referenced in the Form 8-K;
ii. the incorporation by reference of the IA in the annual report on Form 10-K for American Battery Technology Company for the fiscal year ending June 30, 2024 (the "Form 10-K"), any other periodic reports filed by the company, and to the extent practicable in the Registration Statements on Form S-3 (333-276329, 333-274524, 333-271954, and 333-252492) and Form S-8 (No. 333-264431, 333-257800, 333-236363, 333-299893, 333-223475, 333-219519, and 333-215524)) (the "Registration Statements"), including any amendments or supplements thereto;
iii. the use of and references to our name in connection with the IA, Form 8-K, Form 10-K, other periodic reports, and the Registration Statements; and
iv. the information derived, summarized, quoted, or referenced from the IA, or portions thereof, that was prepared by us, that we supervised the preparation of, and/or that was reviewed and approved by us, that is included or incorporated by reference in the Form 8-K, Form 10-K, other periodic reports, or the Registration Statements.

RESPEC Company, LLC, is responsible for authoring, and this consent pertains to, the following Sections of the TRS: All sections of the report.

Report Effective Date: December 21, 2023
Consent Date: January 18, 2024

By: /s/ RESPEC Company, LLC
Name: Thomas L. Dyer

TABLE OF CONTENTS

1.0 EXECUTIVE SUMMARY 10
1.1 Property Description and Ownership 10
1.2 Geology and Mineralization 10
1.3 Status of Exploration, Development and Operations 10
1.4 Metallurgical Testing and Mineral Processing 11
1.5 Mineral Resource Estimate 11
1.6 Processing and Recovery Methods 12
1.7 Mining Methods 13
1.8 Capital and Operating Costs 13
1.9 Initial Economic Assessment 14
1.10 Economic Sensitivities 14
1.11 Conclusions and Recommendations 15
2.0 INTRODUCTION 17
2.1 Sources of Information 17
2.2 Personal Inspections 17
2.3 Effective Date 18
3.0 PROPERTY DESCRIPTION AND LOCATION 21
3.1 Property Location 21
3.2 Property Area and Claim Type 22
3.3 Mineral Rights 23
3.4 Significant Encumberances and Permitting 23
3.5 Royalties 23
3.6 Significant Factors and Risks 24
4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 25
4.1 Access to the Property 25
4.2 Climate and Length of Operating Season 25
4.3 Infrastructure 25
5.0 HISTORY 27
6.0 GEOLOGIC SETTING, DEPOSIT TYPE, AND MINERALIZATION 28
6.1 Regional Geologic Setting 28
6.2 District and Local Geology 28
6.3 Mineralization 35
6.4 Deposit Type 35
6.4.1 Lithium Deposit Model 35
6.4.2 Sources of and Concentration of Lithium in Clays 36
7.0 EXPLORATION 38

7.1 ABTC 2021 Surface Sampling....38
7.2 ABTC 2021 and 2022 Exploration Drilling....40
7.3 ABTC 2023 Exploration Drilling....43
7.4 Interpretation of Drillng Results and Adequacy of Sample Quality....44

8.0 SAMPLE PREPARATION, ANALYSIS, AND SECURITY....46
8.1 Historical Sample Preparation, Analysis, Quality Assurance/Quality Control Procedures and Historical Sample Security....46
8.2 Sample Preparation, Analyses, Sample Security and Quality Assurance/Quality Control Procedures by ABTC....46
8.2.1 ABTC 2021 Surface Sampling....46
8.2.2 ABTC 2021-2022 Air Core and RC Drill Sampling....47
8.2.3 ABTC 2023 Core Drill Sampling....47
8.3 ABTC Quality Assurance/Quality Control Results....48
8.3.1 Standards....50
8.3.2 Lithium CRM Results in the 2021-2022 Drill Programs....51
8.3.3 Lithium CRM Results in the 2023 Drill Programs....52
8.4 Duplicates....54
8.5 Blanks....58
8.5.1 Results for Blanks in the 2021 to 2022 Drill Program....59
8.5.2 Results for Blanks in the 2023 Drill Program....60
8.6 Adequacy of Sample Preparation, Analyses and Security....60

9.0 DATA VERIFICATION....62
9.1 Site Visit....62
9.2 Drilling Database Verification....62
9.2.1 Assays....63
9.3 Adequacy of Data....63

10.0 MINERAL PROCESSING AND METALLURGICAL TESTING....65
10.1 Mineral Processing & Metallurgical Testing Summary....65
10.2 Sample Information....66
10.3 Mineralogical Analysis and Particle Properties....68
10.4 Lithium Extraction – Leaching Trials....70
10.4.1 Lithium Recovery and Purification – Mineral Acid Leaching....71
10.5 Lithium Extraction – Thermal Treatment....72
10.5.1 Lithium Recovery and Purification – Post-Thermal Treatment Leaching Trials....72
10.6 Sodium and Potassium Recovery, Recycling & Solution Polishing....73
10.7 Sulfate to Hydroxide Conversion....73
10.8 Conclusions & Selected Processing Route....74

11.0 MINERAL RESOURCE ESTIMATES....76
11.1 Introduction....76
11.2 Resource Modeling Approach....77
11.3 Database....77

11.3.1 Drill-Hole Database ... 77
11.3.2 Topography ... 78
11.4 Deposit Geology Relevant to Resource Modeling ... 78
11.5 Geologic Model ... 78
11.6 Density ... 79
11.7 Lithium Block Modeling and Estimation ... 79
11.7.1 Mineral Domains ... 79
11.7.2 Assay Coding, Capping, and Compositing ... 84
11.7.3 Block Model Coding ... 86
11.7.4 Grade Interpolation ... 86
11.7.5 Block Model Checks ... 87
11.8 Mineral Resources ... 88
11.8.1 Classification ... 97
11.9 Discussion of Resources ... 99

12.0 MINERAL RESERVE ESTIMATES ... 100

13.0 MINING METHODS ... 101
13.1 Economic Parameters & Cutoff Grades ... 102
13.2 Pit Optimization ... 102
13.3 Road and Ramp Design ... 103
13.4 Pit Design ... 104
13.5 Waste Rock Storage Design ... 104
13.6 Production Schedule ... 104
13.7 Equipment Requirements ... 111
13.8 Mine Personnel ... 112

14.0 PROCESSING AND RECOVERY METHODS ... 113
14.1 Introduction ... 113
14.2 Design Criteria ... 114
14.3 Comminution and Screening ... 114
14.4]Extraction ... 115
14.5 Impurity Removal and Concentration ... 115
14.6 Impurity Crystallization ... 116
14.7 Sulfate Crystallization ... 116
14.8 Hydroxide Conversion and Crystallization ... 116
14.9 Tailings ... 116
14.10 Off-Gas Handling ... 117
14.11 Water ... 117

15.0 INFRASTRUCTURE ... 118

16.0 MARKET STUDIES ... 119

17.0 ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS 122
18.0 CAPITAL AND OPERATING COSTS 124
18.1 Capital Cost Estimate 124
18.2 Operating Cost Estimate 124
19.0 ECONOMIC ANALYSIS 127
19.1 Sensitivity Analysis 131
20.0 ADJACENT PROPERTIES 134
21.0 OTHER RELEVANT DATA AND INFORMATION 138
22.0 INTERPRETATIONS AND CONCLUSIONS 139
22.1 Tonopah Flats Expansion Potential 140
22.2 Project Risks 140
23.0 RECOMMENDATIONS 142
23.1 Metallurgy and Processing 142
23.2 Passive Seismic Study 143
23.3 Geotechnical Drilling 143
23.4 Hydrogeological Drilling 143
23.5 Baseline Environmental Studies and NEPA Documentation 143
23.6 Pre-Feasibility Study 144
23.7 LiOH Pilot Refinery System 144
23.8 LiOH Engineering Design for Commercial Refinery 144
24.0 REFERENCES 145
25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT 149
APPENDIX LIST OF UNPATENTED MINING LODE CLAIMS OF THE TONOPAH FLATS PROPERTY I

RESPEC

LIST OF TABLES

TABLE PAGE

Table 1-1. Tonopah Flats Mineral Resources 12

Table 1-2. Overview of Mine Operating Costs 13

Table 1-3. ABTC Estimated Costs for Tonopah Flats Recommended Work Program 16

Table 2-1. List of Common Gravimetric Conversions of Lithium Minerals to LHM 19

Table 2-2. List of Units, Acronyms, and Abbreviations 19

Table 3-1. Summary of Annual Property Holding Costs 23

Table 7-1. ABTC Drilling 2021 - 2023 40

Table 7-2. Drill Intervals of Interest 44

Table 8-1. Summary Counts of Tonopah Flats QA/QC Analyses 50

Table 8-2. CRMs Used by ABTC 50

Table 8-3. Summary of Lithium Results for Certified Reference Materials, 2021-2022 51

Table 8-4. Lithium CRM Failures in the 2022 Drill Program 51

Table 8-5. Summary of Tonopah Flats Lithium Results for Certified Reference Materials, 2023 53

Table 8-6. Lithium Failures in the 2023 Drill Program 53

Table 8-7. Summary of Results for Field Duplicates and Laboratory Prep Duplicates 55

Table 8-8. Summary of Results for Blanks 59

Table 8-9. Blank Failures and Preceding Samples 2021-2022 59

Table 10-1. Head Grade Assay Data for Samples DC-TF-2208, DC-TF-2218, BS-TF-2219, and JC-BS-TF-2219 67

Table 10-2. Bond Ball Work Index for Two Closing Screen Sizes 67

Table 10-3. Median Particle Size ($\bar{x}$) and Cumulative P80 Particle Size Analyzed Dry and As Wet Particle Suspensions 70

Table 10-4. Summary of Mineral Acid Leaching Trials 71

Table 10-5. Summary of Thermal Treatment Water Leaching Trials 73

Table 11-1. Descriptive Statistics of Sample Assays in Tonopah Flats Drillhole Database 78

Table 11-2. Tonopah Flats Deposit Assigned Tonnage Factors 79

Table 11-3. Approximate Grade Ranges of Lithium Domains 80

Table 11-4. Tonopah Flats Lithium Assay Caps by Domain 84

Table 11-5. Descriptive Statistics of Tonopah Flats Coded Lithium Assays 85

Table 11-6. Descriptive Statistics of Tonopah Flats Lithium Composites 86

Table 11-7. Tonopah Flats Search-Ellipse Orientations and Maximum Search Distances by Estimation Area 87

Table 11-8. Tonopah Flats Estimation Parameters 87

Table 11-9. Pit Optimization Parameters 89

Table 11-10. Lithium Mineral Resources 90

Table 11-11. Tonopah Flats Inferred Mineral Resources at Various Cutoffs 94

Table 11-12. Tonopah Flats Inferred Mineral Resources by Zone....97
Table 13-1. Economic Parameters....102
Table 13-2. Pit Optimizations 400ppm Min Clay Cutoff, $2.45/ton Mining Cost....103
Table 13-3. 50-Year Production Schedule....105
Table 13-4. Yearly Equipment Requirements....111
Table 14-1. Process Design Criteria....114
Table 16-1. Lithium Hydroxide Futures Pricing....121
Table 18-1. Project Capital Estimate....124
Table 18-2. Overview of Mine Operating Costs....124
Table 18-3. Mining Operating Costs Summary....125
Table 18-4. G&A Operating Costs....126
Table 19-1. Initial Assessment Cash-Flow Model Physicals....129
Table 19-2. Initial Assessment Cash-Flow....130
Table 19-3. After-Tax Cash Flow Lithium Price Sensitivity....131
Table 19-4. After-Tax Cash Flow Revenue Sensitivity ($000)....132
Table 19-5. After-Tax Cash Flow Operating Cost Sensitivity ($000)....132
Table 19-6. After-Tax Cash Flow Capital Cost Sensitivity ($000)....132
Table 23-1. ABTC Estimated Costs for Tonopah Flats Recommended Work Program....142

LIST OF FIGURES

FIGURE	PAGE
Figure 1-1. After-Tax Cash Flow Sensitivity - NPV (10%)	14
Figure 3-1. Location Map for the Tonopah Flats Property	21
Figure 3-2. Tonopah Flats Property Map	22
Figure 6-1. Property Geologic Map of the Tonopah Flats Lithium Project - Modified from Bonham and Garside, 1979	30
Figure 6-2. Generalized North-South Cross Section Through the Central Portion of the Tonopah Flats Property	32
Figure 6-3. Generalized East-West Cross Section Through the Central Portion of the Tonopah Flats Property	33
Figure 6-4. Detailed Stratigraphic Column of the Tonopah Flats Lithologic Units from Drilling	34
Figure 6-5. Schematic Model of Sedimentary or Clay Lithium Deposits	36
Figure 7-1. Map of Tonopah Flats Surface Sample Locations	39
Figure 7-2. Map of Tonopah Flats Drillhole Collars	41
Figure 8-1. Lithium Control Chart for MEG-Li.10.14	52
Figure 8-2. Lithium Control Chart for MEG-Li.10.11, 2023 Drill Program	54
Figure 8-3. Lithium AAL vs. Paragon Scatterplot, 2021-2022	56
Figure 8-4. Lithium Relative Percent Difference, AAL vs. Paragon, 2021-2022	56
Figure 8-5. AAL Preparation Original vs. Duplicate for Lithium, 2021-2022	57
Figure 8-6. Lithium Field Duplicates Scatterplot, 2023	58
Figure 8-7. Lithium in "MEG Silica Blank 21.03" and Preceding Samples 2021-2022	59
Figure 8-8. Lithium in "MEG Silica Blank 21.03" and Preceding Samples 2023	60
Figure 10-1. Field Emission Scanning Electron Micrographs	69
Figure 11-1. Lithium Population-Distribution Graph	80
Figure 11-2. Cross Section Looking East Showing Lithium Domains	82
Figure 11-3. Long Section Looking East Showing Lithium Domains	83
Figure 11-4. Lithium Block Composites and Coincident Block Estimate	88
Figure 11-5. Cross Section Showing Block-Model Lithium Grades with Pit	92
Figure 11-6. Long Section Showing Block Model Lithium Grades with Pit	93
Figure 11-7. North and South Resource Pits	96
Figure 11-8. Resource Classification	98
Figure 13-1. Tonopah Flats Ultimate Pit Design (Year 50)	106
Figure 13-2. Tonopah Flats Pit at End of Pre-Production (Year -1)	107
Figure 13-3. Pit Mining Progression at End of Year 5	108
Figure 13-4. Pit Dimensions at End of Year 20	109
Figure 13-5. Final South Pit and Phase 1 of North Pit, End of Year 40	110
Figure 14-1. Process Block Flow Diagram	113

Figure 16-1. Forecasted Global Demand for LCE (from Benchmark Mineral Intelligence) 119
Figure 16-2. Lithium Historical Prices 120
Figure 19-1. After-Tax Cash Flow Sensitivity - NPV (10%) ($000) 133
Figure 20-1. Adjacent Properties 137

1.0 EXECUTIVE SUMMARY

RESPEC Company LLC (RESPEC) has prepared this Technical Report Summary (TRS) for the Tonopah Flats Lithium Project, Esmeralda and Nye Counties, Nevada, USA at the request of American Battery Technology Company (ABTC), a Nevada Corporation and a United States (U.S.) listed company (NASDAQ: ABAT) based in Reno, Nevada. The purpose of this TRS is to report an Initial Economic Assessment (IA) and updated lithium mineral resources for the Tonopah Flats lithium project. This TRS includes an update to the lithium mineral resources and restates the IA prepared by RESPEC (2023b) that summarizes potential mining methods, infrastructure, metallurgy, processing, engineering, and project economics. This IA was prepared in support of ABTC's regulatory obligations under the U.S. Securities and Exchange Commission (SEC) and Code of Federal Regulations subpart 229.1300 of Regulation S-K (SK-1300). The Tonopah Flats property is considered a material property under SK-1300.

1.1 PROPERTY DESCRIPTION AND OWNERSHIP

The Tonopah Flats property consists of 517 unpatented Federal lode mining claims covering approximately 10,680 acres and is centered at 38.1099° North Latitude and 117.3479° West Longitude. ABTC owns 100% of the claims comprising the Tonopah Flats property. Ownership of the unpatented mining lode claims is in the name of the holder (locator), subject to the paramount title of the United States of America. Under the Mining Law of 1872, the locator has the right to explore, develop, and mine minerals on unpatented mining lode claims without payments of production royalties to the U.S. government. The 517 unpatented lode claims include rights to all locatable subsurface minerals.

1.2 GEOLOGY AND MINERALIZATION

The Tonopah Flats property is in a broad alluvial basin of subdued topography between the San Antonio Mountains to the east and the Monte Cristo Mountains to the west, approximately seven miles northwest of the town of Tonopah, Nevada. Quaternary alluvial fan and pediment sedimentary deposits cover most of the property and are generally composed of silt, sand, and gravel from local sources. The alluvial cover has an average thickness of less than 50 feet over much of the property and overlies a thick sequence of fluvial and lacustrine epiclastic claystone, volcanic conglomerate, sandstone, siltstone, and tuff of the Miocene age Siebert Formation. The overall sedimentary package within the project area is flat lying to gently dipping.

The lithium mineralization occurs predominantly in the claystone of the Siebert Formation. Drilling by ABTC has so far defined an area of generally continuous lithium mineralization 26,000 feet north to south by 5,000 to 15,000 feet east to west, with thicknesses ranging from 400 to 1,430 feet.

1.3 STATUS OF EXPLORATION, DEVELOPMENT AND OPERATIONS

Exploration conducted by ABTC commenced in the summer of 2021 and has included both surface sampling and drilling. Drilling commenced in December of 2021. A total of 12,000 feet were drilled in 10 reverse-circulation (RC) holes and 12 air core (AC) holes during two phases of drilling prior to October of 2022. Drillholes were spaced approximately 200 feet to 3,500 feet apart. Lithium mineralization was

encountered in all 21 drillholes submitted for analysis. Eight diamond-core holes that totaled 6,712.5 feet were drilled in the summer of 2023 and extended the depth explored to 1,430 feet. Lithium mineralization was encountered in all eight core holes.

1.4 METALLURGICAL TESTING AND MINERAL PROCESSING

ABTC has conducted material characterization, mineral processing, and metallurgical testing on sample cuttings from its drill programs and cuttings collected from bulk samples. Two conventional processing routes were employed to empirically evaluate this material, i) low-temperature mineral acid leaching, and ii) salt roasting thermal treatment. Subsequent purification and conversion processes of the extracted lithium to battery grade lithium hydroxide monohydrate (LHM) were performed and evaluated. The conclusions from these conventional metallurgical evaluation efforts are generally aligned with commercially reported observations.

Mineral acid leaching demonstrated high lithium extraction efficiencies (>90%), and moderate selectivity of lithium extraction relative to other elements. The moderate selectivity resulted in the need for purification and conversion processes that require high reagent and water consumption and have moderate lithium losses.

Salt roasting thermal treatment demonstrated moderate lithium extraction (>65%), but with very high selectivity of lithium to other elements. This resulted in purification and conversion processes with very low consumption of chemical reagents and water, and very low processing lithium losses. In addition to this baseline salt roasting technique, test work has been performed on pre-roasting material beneficiation that has the potential to substantially increase overall lithium extraction efficiencies and further reduce reagent and energy consumption.

1.5 MINERAL RESOURCE ESTIMATE

The mineral resources for Tonopah Flats described and tabulated in this report are classified as Measured, Indicated, and Inferred in accordance with the SEC SK1300 New Mining Disclosure Rule and were estimated to reflect potential open-pit extraction. These were constrained with an optimization and cutoff grade satisfactory to meet the requirement of reasonable prospects for economic extraction. The current resources are pit-constrained based on a minimum cutoff concentration of 300 ppm Li. Table 1-1. summarizes the Tonopah Flats lithium resources.

Table 1-1. Tonopah Flats Mineral Resources

Classification	Total kTons	Average ppm Li	Li kTons	LHM kTons
Measured	721,000	702	510	3,060
Indicated	2,439,000	565	1,380	8,340
Measured and Indicated	3,160,000	596	1,890	11,400
Inferred	2,931,000	550	1,610	9,750

a) The estimate of mineral resources was performed by RESPEC.

b) Tonopah Flats resources are classified as Measured, Indicated, and Inferred.

c) Mineral resources comprised all model blocks at a 300ppm ton Li cutoff that lie within an optimized pit.

d) The estimated mineral resources includes data from the 29 sampled holes.

e) Lithium Hydroxide Monohydrate (LHM) tons were calculated using a factor of 6.0459 relative to Li.

f) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

g) The effective date of the estimate is December 21, 2023.

h) Rounding may result in apparent discrepancies between tons, grade, and contained metal content.

Price trends throughout 2022 and early 2023 reflected an average market price that was much higher than averages over previous years. The second half of 2023 saw the stabilization of market prices. However, there is some risk that a significant commodity price drop would change the economic inputs to the pit constraints used to report this resource. As a result, a conservative cutoff concentration of 300 ppm Li within the optimized pit is used in this analysis. It should be noted that without this grade constraint, the resulting pit shell using these parameters would be larger than has been used for the resources reported herein.

1.6 PROCESSING AND RECOVERY METHODS

The initial process design is scaled to produce 33,000 tons per year of battery grade lithium hydroxide monohydrate, and the process plant is based on achieving a nameplate process tonnage of 11.9 million tons of claystone per year. The process flow sheet consists of six areas: Comminution and screening, Extraction Impurity Removal and Concentration, Impurity Crystallization, Sulfate Crystallization, and Lithium Hydroxide Conversion.

The refinery will receive lithium claystone from the open pit mine. Claystone is planned to be processed through the comminution circuit where it will be thermally treated as part of the extraction. Lithium will be extracted to an aqueous phase from the thermally treated claystone by leaching with recycled process fluid. Impurities are to be removed from the aqueous phase using precipitation, membrane technology, and crystallization. LHM will be produced using a combination of electrochemical conversion and crystallization. The filtered tailings from the extraction and impurity removal process, along with solids generated from off-gas handling, are planned to be combined and placed in a temporary dry-stack tailing impoundment. As areas of the pit are mined out, tailings will be placed as backfill.

1.7 MINING METHODS

The IA of RESPEC (2023b) was evaluated in light of the updated, current mineral resources of this TRS. RESPEC believes that because the current mineral resource estimate shows improvement of the contained lithium, use of the RESPEC (2023b) IA is conservative and appropriate for this TRS. Therefore, the estimated lithium mineral resources of RESPEC (2023b) were used to develop the IA mine plan that envisions a conventional open-pit truck and shovel operation.

The IA mine plan was developed from pit optimizations with using initial parameters Geovia's Whittle Software's (Version 2022) Lerchs-Grossman (LG) algorithm to create 3-dimensional pit shells, followed by pit design, and then creation of a production schedule. Because a highway runs through the middle of the deposit, a single pit south of the highway was designed, providing a 50-year mine life that depletes only a fraction of the estimated mineral resources. The mine plan pit optimization used a contract mining cost of $2.45/ton mined and a process cost of $11.62/ton of claystone processed. A G&A cost of $4.5 million per year was applied using a $0.38/ton of claystone based on a throughput of 10.95 million tons processed per year. Overall lithium recovery of 65.7% was used in the optimizations. No royalties are associated with the Tonopah Flats property. The selling price used for this analysis is $31,000/ton of LHM.

The IA mine plan envisions mining with an average stripping ratio of 0.37 to 1.0 to provide approximately 643.2 million tons of material at an average produced grade of 3,815ppm LHM during the 50-year mine life. This results in a planned average annual production of 33,000 tons of LHM. The overall operating cost is expected to be $6,080 per ton of LHM produced.

1.8 CAPITAL AND OPERATING COSTS

Mining capital and mine operating costs were estimated by RESPEC. Process capital and process operating costs were estimated by ABTC and Woods Process Services, LLC. The project capital estimate includes a total of $781.8 million in initial (years 1 through 3) capital, and $281.3 million in sustaining capital throughout the mine life, based on an owner mining fleet of equipment. This totals $1.06 billion for the 50-year mine life.

Processing costs are estimated to be $15.24/ton processed or $6,080 per ton of LHM. The life of mine operating cost summary is presented in Table 1-2.

Table 1-2. Overview of Mine Operating Costs

	K USD LOM Cost		$/ton Processed		$/ton LHM	
Mining Cost	$	2,037,680	$	3.17	$	1,264
Process Cost	$	7,474,847	$	11.62	$	4,636
SG&A Cost	$	189,981	$	0.30	$	118
Reclamation	$	100,000	$	0.16	$	62
Net Operating Cost	$	9,802,507	$	15.24	$	6,080

1.9 INITIAL ECONOMIC ASSESSMENT

RESPEC performed an IA by creating a cash-flow model based on the production schedule and resulting revenue stream in accordance with the costs presented. The IA limits the project to a mine life of 50 years for approximately 643.2 million tons with an average of 3,815ppm LHM grade processed and a recovery of 65.7%. With $781.8 million in initial capital costs, production costs of $4,636/ton of LHM, overall operating costs of $6,080/ ton of LHM produced, and average annual production of 33,000 tons of LHM, RESPEC estimates a $9.56 billion after-tax net present value (NPV) at a 5% discount rate. At a discount rate of 10%, the after-tax net NPV is $4.41 billion. The project has a 65.8% Internal Rate of Return (IRR) and 2.4-year payback of initial capital. The IA is preliminary in nature and includes material that is measured, indicated, and inferred. There is no certainty that the conclusions reached in the IA will be realized. Mineral resources that are not categorized as reserves do not have demonstrated economic viability.

1.10 ECONOMIC SENSITIVITIES

Revenue, operating cost, and capital cost were evaluated from +/-30% of the values in 10% increments, using the IA cash flow model. Figure 1-1 shows the cash flow sensitivity in NPV (10%) graphically. The steeper slope of the revenue line shows that the project is most sensitive to the price of lithium and less sensitive to the operating and capital costs.

Figure 1-1. After-Tax Cash Flow Sensitivity - NPV (10%)
($000s)


Sensitivity Analysis - Discounted (10%) After-Tax Cash Flow
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
$US ($000)
70%
80%
90%
100%
110%
120%
130%
Revenue
Operating Cost
Capital Cost

Y axis given in thousands.

1.11 CONCLUSIONS AND RECOMMENDATIONS

RESPEC concludes that the ABTC Tonopah Flats lithium project is one of the largest known lithium projects in the US in terms of publicly reported total tons of resources and should therefore be considered for further development. The large-tonnage nature of the deposit, combined with ABTC's proposed lithium extraction and refining techniques, makes it a potentially large source of domestically produced lithium to meet increasing demand for lithium products. The project is favorably situated close to infrastructure and the town of Tonopah, making it attractive for near-term development.

The current lithium resources remain open to the south, southwest, and at depth. It is reasonable to assume that there is potential to significantly expand the resources with further drilling extending to the south and southwest property boundaries, to the north of the highway, and at greater depths. Conversion of additional inferred resources to those of improved classification can be achieved with more infill drilling, especially on the northern half of the property, although the current measured and indicated resources are likely sufficient to begin more advanced project development.

Potential risks for the mineral resource estimate provided in this report include: accuracy of fault modeling and offset of lithium-hosting lithologies on the western-side of the mineral resources and potentially large fluctuations in lithium prices which can affect resource cutoff grades.

The engineering and economic analysis supported by the metallurgical and processing studies presented in this TRS have shown this to be a project of merit and that ABTC should promote this to a prefeasibility study to be able to state mineral reserves. Of note, the 50-year mine life is extremely long and depletes only a fraction of the current lithium resources. A set of trade-off studies that evaluate increasing the throughput and creating a continuous mining method such as bucket-wheel excavators or surge loading and sorting equipment should be included in the recommended Pre-Feasibility Study. These would also allow for mine electrification, which may both reduce costs and provide environmental benefits.

RESPEC recommends further work with estimated costs of $8.78 million to advance the project to the pre-feasibility stage as summarized in Table 1-3.

RESPEC

Table 1-3. ABTC Estimated Costs for Tonopah Flats Recommended Work Program

Category	Estimated Cost $
Metallurgy and Processing	$450,000
Passive Seismic Study	$30,000
Geotechnical Drilling	$350,000
Hydrological Drilling	$400,000
Baseline Environmental Studies	$300,000
NEPA Documentation	$1,000,000
Pre-Feasibility Study	$1,500,000
Complete LiOH Pilot Refinery System	$500,000 in total (Half Covered Under US DOE Grant)
Engineering Design for Commercial LiOH Refinery	$4,250,000 in total (Half Covered Under US DOE Grant)
Total	$8,780,000

2.0 INTRODUCTION

RESPEC Company LLC (RESPEC) has prepared this Technical Report Summary (TRS) titled "Updated Resource Estimate and Initial Assessment with Project Economics for the Tonopah Flats Lithium Project, Esmeralda and Nye Counties, Nevada, USA" at the request of American Battery Technology Company (ABTC), a Nevada Corporation and a United States (U.S.) listed company (NASDAQ: ABAT) based in Reno, Nevada. The purpose of this TRS is to report an Initial Economic Assessment (IA) and updated lithium mineral resources for the Tonopah Flats lithium project.

This TRS supersedes the two TRS prepared for ABTC's Tonopah Flats property by RESPEC (2023a; 2023b) which included an initial assessment of lithium mineral resources with project engineering economics. The current TRS includes an update to the lithium mineral resources and restates the IA that summarizes potential mining methods, infrastructure, metallurgy, processing, engineering, and project economics. This IA was prepared in support of ABTC's regulatory obligations under the U.S. Securities and Exchange Commission (SEC) and Code of Federal Regulations subpart 229.1300 of Regulation S-K (SK-1300). The Tonopah Flats property is considered a material property under SK-1300.

2.1 SOURCES OF INFORMATION

The scope of this IA included a review of pertinent technical reports and data provided to RESPEC by ABTC relative to the general setting, geology, project history, exploration activities and results, methodology, quality assurance, interpretations, drilling programs, and metallurgy and mineral processing. RESPEC has fully relied on the data and information provided by ABTC for the completion of this report as well as other sources of information cited specifically in portions of this IA and listed in Section 24.0, References. RESPEC has also utilized information derived from work performed on adjacent properties, and on observations made by RESPEC geologists during their site visits to Tonopah Flats in September of 2022 and August of 2023. RESPEC Qualified Persons (QPs) have reviewed much of the available data and have made judgments about the general reliability of the underlying data. Where deemed either inadequate or unreliable, the data were either eliminated from use or procedures were modified to account for lack of confidence in that specific information. RESPEC QPs have made such investigations as deemed necessary in their professional judgment to be able to reasonably present the conclusions discussed herein. The term "RESPEC" used in this report refers to QPs employed by RESPEC and other RESPEC employees working under the direct supervision of RESPEC QPs.

2.2 PERSONAL INSPECTIONS

On September 1, 2022, RESPEC conducted a site visit to the Tonopah Flats lithium project accompanied by ABTC personnel including Scott Jolcover, Chief Resource Officer and Ross Leisinger, Head of Resources, and consulting geologist Greg Kuzma. RESPEC QPs toured the property, viewed active drilling and sampling techniques, reviewed representative reverse-circulation (RC) rotary drill cuttings, evaluated the status of drill-sample storage, and measured the GPS coordinates of selected drillhole collar locations. The subsurface geology of the Tonopah Flats deposit was reviewed through

an examination of RC drill cuttings from selected drillholes, project drill logs and cross sections, and through explanatory conversations with project geologist, Greg Kuzma.

On August 16, 2023, a RESPEC QP visited the Tonopah Flats lithium project accompanied by Ross Leisinger, ABTC's Head of Resources. RESPEC's QP toured the property and ABTC's new core logging and storage facility, viewed active core drilling, and reviewed representative core and core logging, splitting, and sampling procedures.

2.3 EFFECTIVE DATE

The effective date of the current mineral resources is December 21, 2023, and the effective date of this TRS is December 21, 2023. In this report, measurements are generally reported in Imperial units. However, test work for mineral processing and metallurgy, presented in Section 10.0 of this report, was originally conducted with metric units of measure and have not been converted to Imperial units. Elsewhere, information that was originally reported in metric units has been converted by RESPEC with the following conversions:

Units of measure, and conversion factors used in this report include:

Linear Measure		
1 centimeter	= 0.3937 inch	
1 meter	= 3.2808 feet	= 1.0936 yard
1 kilometer	= 0.6214 mile	
Area Measure		
1 acre	= 0.00156 square mile	
Capacity Measure (liquid)		
1 liter	= 0.2642 US gallons	
Weight		
1 tonne (metric)	= 1.1023 short tons	= 2,205 pounds
1 kilogram	= 2.205 pounds	

Currency: Unless otherwise indicated, all references to dollars ($) in this report refer to currency of the United States.

During 2023, ABTC conducted a metallurgical test program for the extraction of lithium from claystone sourced from the Tonopah Flats property. This test work developed the basis for the process block flow diagram presented in Section 14.0 of this report and defined the process design criteria which will be used in the development of an onsite refinery that will produce battery grade **lithium hydroxide monohydrate (LHM)** from lithium claystone supplied by the mine. The current lithium resources and engineering economics are presented in this IA as LHM.

Table 2-1 lists common volume conversion factors for elemental lithium and lithium minerals as LHM:

Table 2-1. List of Common Gravimetric Conversions of Lithium Minerals to LHM

Lithium Mineral	LHM ($LiOH \cdot H_2O$)
Elemental Lithium (Li)	6.0459
Lithium Carbonate Equivalent (Li_2CO_3)	1.136
Lithium Hydroxide (LiOH)	1.751
Lithium Oxide (Li_2O)	2.809
Spodumene ($LiAlSi_2O_6$)	0.225

Frequently used acronyms and abbreviations are presented in Table 2-2.

Table 2-2. List of Units, Acronyms, and Abbreviations

AA	atomic absorption spectrometry
BLM	US Bureau of Land Management
CFR	Code of Federal Regulations
cm	centimeters
core	diamond core-drilling method
°C	degrees centigrade
°F	degrees Fahrenheit
ft	foot or feet
hp	horsepower
hpy	hours per year
GPS	Global Positioning System
ICP	inductively coupled plasma analytical method
ICP-AES	inductively coupled plasma - atomic emission spectroscopy method
ICP-MS	inductively coupled plasma – mass spectrometry method
ICO-OES	inductively coupled plasma – optical emission spectrometry
in	inch or inches
kTons	thousand tons (imperial)
kTpa	thousand tons per year
kTpd	thousand tons per day
lbs	pounds
LCE	Lithium carbonate equivalent
LHM	Lithium hydroxide monohydrate
Li	Lithium
LiOH	Lithium hydroxide

LOM	Life of mine
µm	Micron or micrometer, 1 x 10^{-6} meters
m	meters
Ma	million years old
mi	mile or miles
Mtpa	Million tons per year
PbP	Pit-by-pit
PLS	Pregnant leach solution
ppm	parts per million
PSD	Particle size distribution
QA/QC	Quality assurance and quality control
RC	reverse-circulation drilling method
Resource Pit	Optimized pit shell for the Tonopah Flats Deposit Resources
RO	Reverse osmosis
ROM	Run-of-mine
t	metric tonne or tonnes
T	Imperial short ton (2,000lb)
Tpa	Imperial tons per annum
tpd	metric tons per day
Tph	Imperial short ton per hour
WRSF	Waste Rock Storage Facility
XRD	X-ray diffraction
y	Year

RESPEC

3.0 PROPERTY DESCRIPTION AND LOCATION

RESPEC is not an expert with regard to legal, environmental and social matters such as the validity of mining lode claims and agreements and environmental permitting. RESPEC has relied fully on ABTC for the information in Section 3.1 through Section 3.5 as summarized in Section 25.0.

3.1 PROPERTY LOCATION

The Tonopah Flats property is in the southeastern portion of Big Smoky Valley approximately seven miles northwest of Tonopah in Esmeralda and Nye Counties, Nevada, U.S.A. (Figure 3-1). The property is located in parts of Sections 1 to 4, 9 to 12, 13 to 16, 21 to 28, and 33 to 36, inclusive, in Township 3 North, Range 41 East, Mount Diablo Base and Meridian.

Figure 3-1. Location Map for the Tonopah Flats Property



Project Location
Tonopah
Reno
Carson City
Great Basin
Great Salt Lake Desert
Sierra Nevada Mountains
Stockton
San Joaquin Valley
Fresno
Visalia
Bakersfield
Coastal Range
Santa Maria
Mojave Desert
Las Vegas
Henderson
St George
Mesquite
Project Location
0 25 50 100
Miles
N
ABTC
Tonopah Flats Lithium Project
Project Location Map

3.2 PROPERTY AREA AND CLAIM TYPE

The Tonopah Flats property (Figure 3-2) is centered at 38.1099° North and 117.3479° West. The property consists of 517 unpatented Federal lode mining claims covering approximately 10,681 acres. Appendix A.1 provides a list of the individual lode claims that comprise the Tonopah Flats property.

In 2021, ABTC acquired an exploration license with an option to purchase lode claims 1 through 305 from 1317038 Nevada Ltd. Inc. The option was exercised by ABTC after a due diligence period and the agreement closed escrow in October 2022. ABTC staked additional lode claims in December 2021 (lode claims 306 through 427) and February 2022 (lode claims 428 through 517).

Figure 3-2. Tonopah Flats Property Map


Tonopah Flats Property
Nye County
Esmeralda County
TONOPAH
Tonopah Flats Claim Outline
0 0.5 1 2 Miles
N
ABTC
Property Map
Date: 21 September 2022
Scale: As Shown
Tonopah Flats Lithium Project
Coordinate System: NAD 83 State Plane US Ft

3.3 MINERAL RIGHTS

Ownership of the unpatented mining lode claims is in the name of the holder (locator), subject to the paramount title of the United States of America, under the administration of the U.S. Bureau of Land Management (BLM). Under the Mining Law of 1872, which governs the location of unpatented mining lode claims on federal lands, the locator has the right to explore, develop, and mine minerals on unpatented mining lode claims without payments of production royalties to the U.S. government, and subject to the surface management regulation of the BLM. The 517 unpatented lode claims include rights to all locatable subsurface minerals. Currently, annual claim-maintenance fees of $165 per claim are the only Federal payments related to unpatented mining lode claims. As of the effective date of this report, these fees have been paid in full to September 01, 2024. The annual property holding costs, including claim fees and county recording fees total $91,569 (Table 3-1).

Surface rights sufficient to explore, develop, and mine minerals on the unpatented mining lode claims are inherent to the claims as long as the claims are maintained in good standing. The surface rights are subject to all applicable state and federal environmental regulations.

Table 3-1. Summary of Annual Property Holding Costs

Type	Annual Federal Claim Fees	Annual County Recording Fees	Total Annual Costs
Unpatented Lode Claims	$85,305	$6,264	$91,569

3.4 SIGNIFICANT ENCUMBERANCES AND PERMITTING

The Tonopah Flats property is owned 100% by ABTC with no significant encumbrances or agreements such as leases, options, or purchase payments known to RESPEC. Tonopah Flats is currently operated as a mid-stage project with studies advancing for mineral resources, metallurgy and processing, engineering and economics, and environmental permitting. Key BLM permits and bonding for these activities are in place as of the effective date of this report and include:

- BLM Notice of Operations NVN-100850
- The reclamation bonds associated with the above activities are:
  - Exploration Bond #4969389 current obligation - $59,646

The BLM Nevada State Office currently holds BLM cash bond number 4969389 with ABTC as principal, in the amount of $59,646. The bond provides surface reclamation coverage for operations conducted by ABTC at the Tonopah Flats property. The total projected surface disturbance for the exploration permits as of November 2023 is approximately 4.47 acres. ABTC is currently in compliance with all issued permits.

3.5 ROYALTIES

There are no royalties associated with the Tonopah Flats property.

3.6 SIGNIFICANT FACTORS AND RISKS

RESPEC is not aware of any significant factors and risks that may affect access, title, or the right or ability to perform work on the property other than those described in Sections 3.1 through 3.5.

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Tonopah Flats lithium property is located approximately seven miles northwest of Tonopah, Nevada and 80 miles east of Bishop, California in the southeastern portion of Big Smoky Valley. The property covers flat to gently sloping, shrub-covered high desert. Vegetation includes sage brush, rabbit brush, and other hardy desert plant communities. Elevations range from approximately 4,920 feet in the northwestern portion of property to 5,380 feet in the southeastern portion of the property.

4.1 ACCESS TO THE PROPERTY

Access to the Tonopah Flats lithium property is via US Highway 6-US Highway 95 (US Highway 6), which bisects the central portion of the property from southeast to northwest. The Gabbs Pole Line Road parallels the eastern boundary of the property. Numerous unpaved roads extend through the property allowing for easy access throughout. The nearest commercial airport and railroads are in Reno, Nevada, approximately 165 miles northwest of the property.

4.2 CLIMATE AND LENGTH OF OPERATING SEASON

The climate at the Tonopah Flats property area is semi-arid. January is the coldest month of the year, with an average high temperature of 43°F and average low temperature of 18°F. July is the hottest month with an average high temperature of about 90°F and average low temperature of 56°F. Average annual precipitation includes approximately five inches of rainfall and 16 inches of snow (www.usclimatedata.com) In general, the area is dry, with monsoonal rains during the summer and cold, snowy storms in the winter. Exploration and mining activities can be conducted year-round.

4.3 INFRASTRUCTURE

Power is available to the site from high-voltage powerlines that extend along the Gabbs Pole Line Road immediately east of the property and from lines that run along US Highway 6 through the central portion of the property. ABTC has utilized metered municipal water from Tonopah during their exploration drilling programs and will continue to do so for future drilling. Anticipated future water usage for development of the property will require an application to the State of Nevada, Division of Water Resources for a temporary (25 years or less) mining and milling water usage permit.

Tonopah is situated roughly equidistant from Reno and Las Vegas, Nevada. Necessary supplies, equipment, and services to carry out full sequence exploration and mining development projects are available in Tonopah and the larger Nevada communities. Additionally, a trained mining-industrial workforce is available in Tonopah and much of Nevada. The Tonopah Flats property area is uninhabited. The overall subdued topography that characterizes much of the property provides ample ground for the siting of mine facilities, tailings, and waste dumps. It is anticipated that a Right-of-Way along US Highway 6 corridor will be developed with appropriate federal, state, and local agencies as the project progresses.

ABTC currently has an office with storage and laboratory space located on South Main Street in Tonopah, approximately seven miles southeast of the subject property. An additional 1,500 square foot warehouse/office and fenced outdoor storage area for exploration equipment and sample storage bins are located on Ketten Road in Tonopah. The Ketten Road property also houses ABTC's core logging and cutting facility.

5.0 HISTORY

Exploration on the subject property, as an extension of the Tonopah mining district, dates to the early 20th Century. At least two shallow, hand-dug vertical shafts for precious metal exploration are present in the southern and northwestern portions of the property. The shafts are caved but likely did not exceed 100 feet in depth and did not reach bedrock. They were later used as water sources, as one has the remains of an old windmill.

Past exploration, estimated to date from the 1970's, consists of numerous shallow bulldozer excavations, likely completed as required annual assessment work for historical maintenance of BLM lode claims. Several historical drillholes have also been located on the property and are presumed to be part of the assessment. No further information is known about the historical exploration program or project owners at the time of this work.

In 2020, Nevada Alaska Mining Company (NAMC) staked 305 unpatented lode claims for lithium claystone similar to that found on the adjacent American Lithium TLC deposit. Forty-four surface samples were collected by hand-digging small pits to depths ranging from approximately 18 inches to three or more feet and placing representative material into labeled sample bags. The samples were collected at locations where tuff, sandstone, and clay crop out at the surface. Each sample location was recorded on paper maps at the time of collection. The samples were assayed at ALS in Reno, Nevada and returned an average of 780 parts per million (ppm) lithium over an area of approximately 2.7 by 2 miles. The highest reported lithium value was 1,530ppm.

NAMC's claims were acquired by 1317038 Nevada Ltd. in 2020. In 2021, ABTC secured an exploration license with an option to purchase from 1317038 Nevada Ltd. Following a due diligence period, the option was exercised and ABTC gained 100% ownership of the claims in October 2022. ABTC subsequently staked 212 additional lode claims in December 2021 and February 2022.

A discussion of ABTC's exploration activities is presented in Section 7.0 of this report.

RESPEC

6.0 GEOLOGIC SETTING, DEPOSIT TYPE, AND MINERALIZATION

6.1 REGIONAL GEOLOGIC SETTING

The Tonopah Flats lithium project is situated in a broad alluvial basin of subdued topography between the San Antonio Mountains to the east and the Monte Cristo Mountains to the west. The project area is along the eastern margin of the Walker Lane tectonic belt, an approximately 50-mile wide, northwest-trending zone in western Nevada and eastern California (Stewart, 1988). Prominent northwest-trending strike-slip faults and related north-south to northeast trending normal faults characterize much of the Walker Lane tectonic belt and accommodate part of the motion between the Pacific Plate and the North American Plate. The belt separates the Sierra Nevada and the Basin and Range physiographic provinces.

The regional geologic setting is characterized by late Miocene to Quaternary alluvial basins surrounded by uplifted ranges generally exposing Cretaceous intrusive cores which are structurally overlain by Paleozoic and Mesozoic sedimentary rocks and Cenozoic volcanic rocks. The Cenozoic volcanic rocks in the San Antonio Mountains are of Oligocene and Miocene ages that vary in composition from rhyolite to trachyandesite (Bonham and Garside, 1979). The Oligocene volcanic rocks include thick units of felsic ash-flow tuff erupted from the Central Nevada Caldera Complex north of the San Antonio Mountains. The Miocene units were interpreted to have been erupted from volcanic centers within the San Antonio Mountains (Bonham and Garside, 1979), including the Fraction caldera and the Heller caldera of the Tonopah volcanic center of John et al. (2022). Miocene volcanism near Tonopah has been linked to ancestral Cascade arc magmatism (du Bray et al., 2019; John and Henry, 2022; John et al., 2022).

6.2 DISTRICT AND LOCAL GEOLOGY

Much of the geologic information presented in this section is from Bonham and Garside (1979), which included a geologic map of the Tonopah, Lone Mountain, Klondike, and Northern Mud Lake Quadrangles, Nevada, with accompanying text.

The Tonopah Flats lithium project is entirely within a low-lying portion of the Big Smoky Valley. Quaternary fan and pediment deposits cover most of the property and are generally composed of silt, sand, and gravel from local sources. Ephemeral stream deposits are located along the southwestern edge of the property. The stream deposits are transitional between upland fans and pediments and lower relief areas and are distinguished from other alluvial fans by their position near valley floors (Bonham and Garside, 1979). The alluvial cover averages less than 40-50 feet over much of the property and overlies a thick sequence of claystone interbedded with tuff and sandstone of the Miocene-age Siebert Formation. The Siebert Formation has been dated at 13 to 17Ma and contains a wide range of sedimentary and pyroclastic rocks. The bulk of the formation includes fluvial and lacustrine epiclastic volcanic conglomerate, sandstone, siltstone, and lesser subaerial and subaqueous tuff (Bohnam and Garside, 1979). The thickness of the formation varies from 600 to 1,475 feet but may be as much as 3,000 feet in the center of Montezuma Valley, approximately 15 miles south of the property. The Siebert Formation was derived from local sources in the San Antonio Mountains and Lone Mountain, which bounds the southern part of the valley. Much of the formation was deposited under

alternating fluvial and lacustrine conditions. Fossil mammals, fish, and invertebrates have been identified within the formation and fossil bird tracks have been identified approximately three miles west of Tonopah.

In the project area, claystone and tuff beds of the Siebert Formation crop out in several locations. Bonham and Garside mapped a high-angle fault extending across the property from the southwest to the northeast (Figure 6-1).

Precambrian rocks of the Wyman Formation, Deep Springs Formation, and Reed Dolomite are present along the flanks of Lone Mountain. These units are intruded by Mesozoic rocks of the Lone Mountain Pluton which range in composition from gabbro through quartz monzonite and granite. A silicic porphyry dike swarm of Tertiary age intrudes the plutonic units.

To the east of the Tonopah Flats property is the San Antonio Mountains and the center of the Tonopah mining district. The volcanic units east of the property generally consist of silicic flow-domes, intrusions, ash-flow tuffs, breccias, and tuffaceous sedimentary rocks of the Tonopah Formation, Mizpah Formation, and the Tonopah Summit Member of the Fraction Tuff.

Figure 6-1. Property Geologic Map of the Tonopah Flats Lithium Project - Modified from Bonham and Garside, 1979


Tonopah Flats Property
Nye County
Esmeralda County
Qs
Qfp
Ts
2970000
2980000
2990000
14360000
14350000
14340000
14330000
Tonopah Flats Claim Outline
Fault
Property Geologic Units
Ephemeral stream deposits, Pleistocene
Fan and pediment deposits, Pleistocene
Volcaniclastic and tuffaceous sedimentary rocks of the Siebert Formation, Miocene
0 2,000 4,000 8,000 Feet
N
ABTC
AMERICAN BATTERY
Tonopah Flats Lithium Project
Property Geologic Map
Date: 28 September 2022
Scale: As Shown
Coordinate System: NAD 83 State Plane US Ft
Bonham, H. F. Garside, L. J., Geologic Map of the Tonopah, Lone Mountain, Klondike, and Northern Mud Lake Quadrangles, Nevada, 1979.

ABTC's drilling, as summarized in Section 7.2 and 7.3 of this report, has intersected a thick sequence of massive to finely bedded, poorly lithified to unlithified, calcareous claystone below approximately 20 to 40 feet of alluvium. The claystone appears to have been deposited in a reduced or anoxic environment. Thin (generally 10 feet or less) interbeds of siltstone, tuffaceous sandstone, conglomerate, and tuffs are present to depths of up to approximately 1,430 feet or more. A semi-continuous, five- to ten-foot-thick crystal tuff "marker" bed has been intersected in many of the drillholes at depths ranging from 400 to 520 feet. The crystal tuff is typically overlain by a 20- to 30-foot-thick tuffaceous sandstone. Opal sinter and fault breccias have been locally intersected in drilling. ABTC geologist have divided the claystone into three separate units based on the observed depositional environments (upper, middle, and lower units) identified during core logging from the most recent drill campaign (discussed in Section 7.3). The crystal tuff "marker" bed separates the lower and middle claystone units. Cross-sections through the Tonopah Flats property are presented in Figure 6-2 and Figure 6-3. A detailed stratigraphic column is shown in Figure 6-4.

Figure 6-2. Generalized North-South Cross Section Through the Central Portion of the Tonopah Flats Property (provided by ABTC, 2023)


Tonopah Flats Lithium Exploration Project
S
N

Alluvial gravel (light yellow), gray green (upper lithium clay unit), brown-green (middle lithium clay unit), green (lower lithium clay unit), red dashed line (crystal tuff marker bed), blue dashed line (faults).

Figure 6-3. Generalized East-West Cross Section Through the Central Portion of the Tonopah Flats Property
(provided by ABTC, 2023)


W
E
Tonopah Flats Lithium Exploration Project
Generalized Geologic Cross Section #3 - Looking North
TF-2217
TF-2210
Present Day Topography
TF-2219
TF-2330
TF-2329
TF-2214
Crystal Tuff Marker bed
525'
500'
685'
760'
750'
500'
Explanation
Horizontal Scale: 1" = 1000 ft.
Vertical Scale: 1" = 200 ft.
ABTC

Alluvial gravel (light yellow), gray green (upper lithium clay unit), brown-green (middle lithium clay unit), green (lower lithium clay unit), red dashed line (crystal tuff marker bed), blue dashed line (faults).

RESPEC

Figure 6-4. Detailed Stratigraphic Column of the Tonopah Flats Lithologic Units from Drilling



0 – 20
Alluvium
Tan to light brown alluvial gravel with volcanic and sedimentary clasts in a caliche-rich silty sand matrix
20 – 180
Claystone
Greenish gray, massive, weakly lithified, non-calcareous claystone
Thickness (ft)
180 – 200
Sandstone
Light green, blocky, massive, calcareous, fine-grained, clast supported sandstone
200 – 210
Opal Sinter
Silicified opal sinter
210 – 265
Tuffaceous Claystone
Dark greenish gray, blocky to bedded, poorly lithofied, calcareous, tuffaceous (biotite crystals) claystone with fine pyrite cubes
Match Line 2
Match Line 1
265 – 285
Siltstone
Greenish gray to light gray, bedded to finely bedded siltstone
285 – 305
Claystone
Green to gray, solid, blocky to platy, medium bedded, weakly lithofied, calcareous, sandy claystone
305 – 312
Air Fall Tuff
White to light gray, blocky, non-calcareous rhyolitic air fall tuff with fine quartz crystals
312 – 340
Claystone
Green to gray, firm, solid, medium bedded, calcareous claystone
340 – 350
Tuffaceous Sandstone
Light gray to gray, solid, blocky, massive, moderately lithofied, non-calcareous sandstone with quartz, feldspar, and biotite
350 – 357
Crystal Tuff
Very light gray, weakly welded, rhyolitic, lapilli crystal ash flow tuff with coarse quartz eyes, biotite, and feldspar
357 – 440
Claystone
Gray to light gray, soft, blocky to amorphous, poorly lithofied, calcareous claystone
Thickness (ft)
440 – 445
Sandstone
Green to gray, moderately lithified, bedded, fine-to-medium grained, biotite rich
445 – 585
Claystone
Grayish green to brown, massive to coarsely bedded, poorly to weakly lithofied, calcareous, rare white ash beds or clasts
Match Line 3
Match Line 3
585 – 590
Air Fall Tuff
Green to gray, moderately lithified, bedded, fine-to-medium grained, biotite rich
590 – 685
Claystone
Green to brown, massive to coarsely bedded, poorly to weakly lithofied, calcareous, rare white ash beds or clasts
Thickness (ft)
685 – 592
Sandstone
White to gray, very fine-grained, 1-2% pyrite
592 – 800
Claystone
Green to brown, massive to finely laminated, weakly lithified, non-calcareous to weakly calcareous, microcrystalline pyrite, locally very sandy

6.3 MINERALIZATION

Lithium mineralization has been identified within the Miocene Siebert Formation in the southeastern portion of Big Smoky Valley. The lithium mineralization occurs within a thick sequence of lacustrine claystones with thin (10 feet or less) interbeds of silt, tuffaceous sandstone, and crystal tuffs. The identified claystone thickness in the project area exceeds 1,430 feet and appears to thicken toward the sedimentary basin to the west. The overall sedimentary package within the project area is flat lying- to gently dipping as indicated by a tuffaceous marker bed identified in drillhole chips and core.

A drillhole on the western edge of the drilled area encountered 525 feet of alluvial cover and did not reach the claystone unit. However, the hole was collared adjacent to a fault mapped by Bonham and Garside (1979) that bounds thicker Quaternary fill to the west. Drilling on an adjacent property to the west of the Tonopah Flats property has also confirmed a thick sequence of alluvial material west of the fault. Oligocene and older Miocene volcanic rocks below the Siebert Formation have not been encountered at the maximum depth of present drilling (1,430 feet).

Drilling by ABTC has so far defined an area of generally continuous lithium mineralization 26,000 feet north to south by 5,000 to 15,000 feet east to west, with thicknesses up to 1,430 feet. Clay beds with higher concentrations of lithium are localized to semi-continuous, and the lithium-bearing beds are generally contained in a 4,000- to 10,000-foot-wide corridor in multiple stratigraphic horizons from 20 to 115 feet in thickness, running north to south through the central portion of the property. One bed of elevated lithium is nearly continuous in the central corridor from one end of the property to the other in the north to south direction. Interbeds of tuffaceous sandstone, crystal tuff, and siltstone generally less than 10 feet thick show a general decrease in lithium with values of 200ppm or less.

The lithium deposit defined as of the effective date of this TRS underlies and extends continuously both north and south of U.S. Highway 6. For this reason, the lithium mineral resources estimated in Section 11.8 have been defined within two areas, the "North Pit" and the "South Pit", which are located north and south of the highway, respectively.

6.4 DEPOSIT TYPE

6.4.1 LITHIUM DEPOSIT MODEL

The Tonopah Flats lithium project is a sedimentary- or clay-hosted lithium deposit. According to information presented in the USGS Bulletin Open File report 91-11A, Model 25l.3, three genetic models are proposed for formation of enriched lithium clays in closed or semi-closed basins: 1) alteration of volcanic glass to lithium-rich smectite, 2) precipitation from lacustrine waters; and 3) incorporation of lithium into existing smectites. The diagenetic models are all characterized by abundant magnesium, silicic volcanic sources, and an arid environment (Asher-Bolinder, 1991).

Tectonic settings that typically accommodate sedimentary- or clay-hosted lithium deposits are characterized by crustal or rift extension and bimodal volcanism with a depositional environment consisting of high rates of sedimentation within a closed or semi-closed basin. Controlling factors for

these types of deposits can include the extent of lacustrine beds and the source or availability of lithium from silicic volcanic rocks (Asher-Bolinder, 1991).

6.4.2 SOURCES OF AND CONCENTRATION OF LITHIUM IN CLAYS

During crystallization of a lithium-enriched magma, lithium is incorporated into pyroxenes, amphiboles, and micas. If the magma then erupts, the lithium is deposited within phenocryst contained in volcanic lavas and tuffs. Over thousands to millions of years, weathering and erosion of the volcanic rocks will preferentially leach lithium that can be redeposited in sediments in nearby basins. If the basin is a hydrologically closed or semi-closed system, such as were present during the Neogene and Quaternary in Nevada, the volcanic sediments can form clays by diagenetic processes.

Hydrothermal systems may also play an important role in deposition or remobilization of lithium. These systems can pick up lithium from downward percolating surface water, in-situ clays, or from leaching of lithium-bearing volcanic rocks and redeposit it into pre-existing clays (Starkey, 1982), particularly those of the montmorillonite (smectite) group.

Recent work by Dr. Thomas Benson and researchers at the University of Nevada, Reno, on the origin of the Thacker Pass lithium deposit in north-central Nevada, has suggested that in addition to leaching of lithium enriched tuffs by meteoric water, degassing and devitrification of tuffs underlying the McDermitt Caldera lake sediments resulted in the release of lithium and other metals. The lithium mobilized from the degassing was then incorporated into authigenic clays forming at the bottom of the caldera lake. The caldera served as a closed basin during degassing, sediment deposition, diagenesis, alteration, and weathering. The lithium captured within the caldera has resulted in one of the largest known lithium resources in the United States (Benson, 2022).

Additional work is required to better understand the origins of clay-type lithium enrichment. Figure 6-5 shows a recent schematic geologic model for sedimentary and clay-hosted lithium deposits.

Figure 6-5. Schematic Model of Sedimentary or Clay Lithium Deposits


Explosive Volcanic Activity
Thermal Springs
Tuff Layers
Playa Lake
Ash falls
Fault Systems
Hydrothermal Solutions
vardarminerals.com
Basement

(modified after Helvaci, C., 2015, from Vardar Minerals Ltd, Viti Li-B Project, Kosovo)

Other clay lithium deposits that formed in closed or semi-closed basins are located in a broad area of southwestern Nevada and adjacent to the Tonopah Flats lithium project, including the American Lithium TLC project, located immediately to the northeast and the Pan American Horizon project, located immediately to the south. These projects, including Tonopah Flats, may be part of a semi-continuous zone of enriched lithium-bearing sediments within the southeastern portion of Big Smoky Valley.

RESPEC

7.0 EXPLORATION

Exploration conducted by ABTC commenced in the summer of 2021 and has included surface sampling and drilling as summarized below.

7.1 ABTC 2021 SURFACE SAMPLING

ABTC collected 29 surface samples in June 2021 prior to entering the agreement with 1317038 Nevada Ltd. The purpose of the sampling was to confirm elevated lithium values found in samples collected by NAMC and to conduct an initial survey of lithium mineralization present in alluvium and sedimentary units that are exposed at various locations throughout the property. Sample chips were generated utilizing a 3-horsepower, 2-cycle auger to depths ranging from six to 44 inches. Samples were placed in 19-inch x 13-inch cloth sample bags and labeled with a unique identification number. The samples generally ranged in weight from 11 to 15lbs. All samples were collected within the initial group of 305 lode claims. Each sample location was recorded with a hand-held GPS unit. All samples were collected under the supervision of Mr. Greg Kuzma, consulting geologist, or Mr. Ross Leisinger of ABTC. The NAMC and ABTC surface sample locations coded by lithium assay values are shown in Figure 7-1.

The ABTC 2021 samples were assayed at American Assay Laboratory (AAL) in Sparks, Nevada and returned an average of 314ppm lithium over an area of approximately 3.0 by 1.0 miles. The highest reported lithium value for the surface samples was 882ppm. RESPEC is not aware of the sample quality and the degree to which the samples are representative and any factors that may have resulted in sample biases.

Figure 7-1. Map of Tonopah Flats Surface Sample Locations


2970000
2980000
2990000
14360000
14350000
14340000
5246 ft
5287 ft
Pole-Line-Rd
Gabbs-Pole-Line-Rd
Millers Cutoff
6
0 2,000 4,000 8,000 Feet
Esri, NASA, NGA, USGS, FEMA, California State Parks, Esri, HERE, Garmin, SafeGraph, GeoTechnologies, Inc, METI/NASA, USGS, Bureau of Land Management, EPA, NPS, USDA
Tonopah Flats Claim Outline
Original Claim Block
Lithium Assay (ppm)
0 - 250
251 - 350
351 - 750
751 - 1000
1001 - 1600
N
ABTC
AMERICAN BATTERY
Tonopah Flats Lithium Project
Surface Samples
Date: 19 October 2022
Scale: As Shown
Coordinate System: NAD 83 State Plane US Ft

7.2 ABTC 2021 AND 2022 EXPLORATION DRILLING

ABTC commenced drilling at the Tonopah Flats property in December of 2021. A total of 12,000 feet were drilled in 10 reverse circulation (RC) holes and 12 air core (AC) holes during 2021 and 2022 as summarized in Table 7-1. The drillhole locations were laid out in a rough grid within the initial 305 lode claims (Figure 7-2). Drillholes were spaced approximately 1,800 feet to 3,500 feet apart and were collared on easily accessible jeep roads that extend across the property. The purpose of the drill program was early-stage exploration to determine the general depth, thickness, continuity, and tenor of the clay lithium mineralization at the property and to obtain samples to begin metallurgical testing. All holes were drilled vertically and ranged from 400 to 885 feet in depth.

Table 7-1. ABTC Drilling 2021 - 2023

Phase of Drilling	RC Holes	Air Core Holes	Core Holes	Feet
December 2021-March 2022	6	10	0	7,890.0
July – September 2022	4	2	0	4,110.0
August – September 2023	0	0	8	6,712.5
Totals	10	12	8	18,712.5

RESPEC

Figure 7-2. Map of Tonopah Flats Drillhole Collars



TF-2101
TF-2222
TF-2102
TF-2213
TF-2103
TF-2220
TF-2221
TF-2211
TF-2104
TF-2212
TF-2207
TF-2105
TF-2217
TF-2210
TF-2106
TF-2219
TF-2330
TF-2326
TF-2329
TF-2214
TF-2327
TF-2328
TF-2209
TF-2325
TF-2215
TF-2216
TF-2324
TF-2208
TF-2218
TF-2323
Slime Wash
Miller's Cutoff
Gabbs Pole Line Rd
4895 ft
5246 ft
5287 ft
0 2,500 5,000 10,000 Feet
Tonopah Flats Claim Outline
2023 Core Hole Locations
2021-2022 RC and Air Core Hole Locations
N
ABTC
Drill Hole Locations
Date: 05 January 2024
Scale: As Shown
Coordinate System: NAD 83 State Plane US Ft
Tonopah Flats Lithium Project

The first six holes (TF-2101 through TF-2106) were drilled by Harris Exploration of Fallon, Nevada with a T-685 Schram track-mounted RC rig. The equipment included a 5 3/8-inch hammer bit and a rotary splitter. The sample interval was 5.0 feet with water injection. Each sample was collected in a cloth bag

RESPEC

inside a 5-gallon bucket to assure that representative coarse and fine material was collected. Sample bags were numbered, labeled with pertinent information, and laid out sequentially. A separate line of bags was designated for duplicate samples which were collected for every 100 feet of drilling. The samples were allowed to air dry at the drill site (weather permitting) prior to transportation to ABTC's secure facility in Tonopah. Chip samples from each 5-foot interval were collected for geologic logging from a screen below the main outlet of the rotary sample splitter and placed in plastic chip trays. Separate geological samples were collected for each sample interval in labeled plastic bags for reference. Each drillhole collar location was recorded with a survey-grade GPS RTK unit accurate to 1cm.

Drillholes TF-2207 through TF-2216 were drilled by Drill Rite NV, Inc. of Dayton, Nevada. The holes were advanced with a truck-mounted air core rig. The rig utilized a 5 3/8-inch AC bit, reduced to 3 7/8-inch as necessary and a rotary splitter. Samples were collected every five feet in a cloth bag inside a 5-gallon bucket to assure that representative coarse and fine material was collected. Sample bags were numbered, labeled with pertinent information, and laid out sequentially. A separate line of bags was designated for duplicate samples which were collected every for every 100 feet of drilling. The samples were allowed to air dry at the drill site (weather permitting) prior to removal to ABTC's secure facility in Tonopah. Chip samples for logging purposes were collected in a screen below the splitter and placed in plastic chip trays. Separate geological samples were collected for each sample interval in labeled plastic bags for reference. Each drillhole collar location was recorded with a survey grade GPS RTK unit accurate to 1cm.

A second round of exploration drilling was conducted between July and September 2022. A total of 4,110 feet were drilled in two AC and four RC holes (Table 7-1). Most of the holes for this phase of drilling stepped out from the initial holes or infilled the most widely spaced holes to test the continuity of lithium mineralization. Hole TF-2218 was collared approximately 200 feet from hole TF-2208 to confirm continuation of a zone of higher-grade lithium mineralization. All the phase two exploration holes were drilled vertically and were collared within the original 305 claims.

Drillholes TF-2217 and TF-2218 were also drilled by Drill NV, Inc. of Dayton, Nevada with an AC truck-mounted rig as described above for holes TF-2207 through TF-2216. Midway through hole TF-2218, the AC bit was exchanged for a rock bit to decrease plugging issues. Holes TF-2219 through TF-2222 were drilled with track-mounted RC rig. The equipment included a 5 ½-inch center pipe and a 5 3/8-inch rock bit. The drill rig was equipped with a Y-splitter set beneath a cyclone and rotary sample splitter. Samples were collected every five feet in a cloth bag inside a 5-gallon bucket to assure that representative coarse and fine material was collected. Sample bags were numbered, labeled with pertinent information, and laid out sequentially. A separate line of bags was designated for duplicate samples which were collected every for every 50 feet of drilling. The samples were allowed to air dry at the drill site (weather permitting) prior to removal to ABTC's secure facility in Tonopah. Chip samples for logging were collected in a screen below the main outlet of the rotary Y-splitter and placed in plastic chip trays. Separate geological samples were collected for each sample interval in labeled plastic bags for reference. Each drillhole collar location was recorded with a survey grade GPS RTK unit accurate to 1cm.

Drillhole TF-2217 was drilled to 525 feet at a location west of the fault shown in Figure 6-1 and only intersected alluvial gravels. No sample intervals from hole TF-2217 were submitted for laboratory analysis. Lithium mineralization was encountered in all the other 21 drillholes.

7.3 ABTC 2023 EXPLORATION DRILLING

ABTC commenced a core drilling program at the Tonopah Flats property in July 2023. A total of 6,712.5 feet were drilled in eight core holes (Table 7-1). The purpose of the program was to infill drill an area of higher-grade mineralization in the southern portion of the property, "twin" one RC drill hole (TF-2219) to confirm assays and lithologic units from earlier drilling and extend exploration to the southern property boundary. All holes were drilled south of US Highway 6-US Highway 95. Drill hole spacing was generally decreased to less than 2,000 feet for the area south of the highway, except for one hole drilled adjacent to the southern property boundary, which is approximately 2,750 feet from the nearest drill hole. The holes were collared on easily accessible jeep roads that extend across the property to minimize surface disturbance from drilling activities (Figure 7-2).

Drillholes TF-2323 through TF-2330 were drilled by KB Drilling (KB) of Mound House, Nevada. The holes were advanced with an Atlas Copco CS-14 truck-mounted rig by conventional wireline core drilling methods. KB advanced all holes with 10ft drill rods equipped with PQ-diameter diamond bits. When difficult ground conditions were encountered, KB reduced the holes to HQ diameter diamond bits for the remainder of their length. Water was injected continuously during drilling. Each drillhole collar location was recorded with a survey grade GPS RTK unit accurate to 1cm. All holes were drilled vertically and ranged from 709 to 1,430 feet in depth. No downhole surveys were collected during this program.

KB recovered core on 10ft runs unless broken ground or difficult drilling conditions made shorter runs necessary. The drillers stored all recovered core in wax-coated core boxes with three 3.33ft-long compartments, totaling 10ft capacity for each box. The drillers recorded drill-run lengths and recoveries on wooden blocks placed between runs in the core boxes. Redrilled or reamed core was identified by the drillers and that information relayed to the onsite geologists.

Each day, core boxes were transported by the drillers or ABTC staff to the secure core logging facility in Tonopah. ABTC geologists logged the core, recording core recovery, rock quality designation (RQD), lithology, rock alteration, veining, and geological structures. After logging but before splitting, geologists or technicians sprayed the whole core with water and photographed it.

ABTC geologists or technicians saw-split the drill core at a workstation at the core logging facility. One half-core was retained for reference. The other half-core was bagged and labeled for analysis and was prepared for transport to the laboratory.

RESPEC

7.4 INTERPRETATION OF DRILLING RESULTS AND ADEQUACY OF SAMPLE QUALITY

Lithium mineralization has been encountered in 29 out of 30 holes drilled by ABTC at the Tonopah Flats Property. One hole (TF22-17), drilled west of the fault identified by Bonham and Garside (Figure 6-1). intersected alluvial material to the total depth drilled of 525 feet. No samples from this hole were submitted to the analytical laboratory for analysis. As presented in Section 6.3, drilling by ABTC has so far defined an area of generally continuous lithium mineralization 26,000 feet north to south by 5,000 to 15,000 feet east to west, with thicknesses up to 1,430 feet at the property. Assays have ranged from 27.6- to 1,940ppm Li in the drilling with an average of just over 584ppm Li. Notable lithium assay intervals from the drill programs are presented in Table 7-2 below.

Table 7-2. Drill Intervals of Interest

Hole ID	From (ft)	To (ft)	Length (ft)	Li (ppm)
TF-2104	175	260	85	1,029.9
TF-2105	355	390	35	1,018.5
and	435	485	50	1,008.5
TF-2207	355	390	35	982.7
TF-2208	165	275	110	922.9
and	480	500	20	1,072.8
TF-2209	200	240	40	936.8
TF-2213	155	165	10	1,460.0
and	185	200	15	1,440.0
TF-2214	140	150	10	1,395.0
TF-2218	160	190	30	1,015.3
and	235	255	20	1,085.0
and	515	560	45	1,017.2
and	575	690	115	1,043.0
TF-2219	15	65	50	1,040.9
and	315	370	55	1,039.2
and	395	490	95	1,203.1
TF-2222	90	170	80	1,110.2
TF-2323	345	355	10	1,410
and	485	505	20	1,035
and	605	665	60	1,100.2
and	125	175	50	1,055.2
TF-2324	150	240	90	1,170.8
and	260	350	90	1,280.6
TF-2325	215	285	70	1,246.9

Hole ID	From (ft)	To (ft)	Length (ft)	Li (ppm)
and	310	390	80	1,177.0
TF-2326	370	415	45	1,028.5
and	450	480	30	1,116.7
TF-2327	375	395	20	1,097.5
and	430	485	55	1,086.3
TF-2328	125	175	50	1,055.2
and	190	250	60	1,141.9
and	430	450	20	1,122.8
TF-2329	75	110	35	1,014.9
and	150	205	55	1,125.5
TF-2330	40	95	55	1,132.5
and	125	175	50	1,086.8
and	335	390	55	1,097.8
and	415	510	95	1,165.8

RESPEC has visited active drilling at the Tonopah Flats property, inspected the core logging facility, and reviewed the procedures pertaining to the handling, logging, and security of RC, AC, and core samples generated during ABTC's drill programs. In RESPEC's opinion, the samples are representative of the mineralized material at the site and are reliable for use in the estimation of mineral resources presented in Section 11.0 of this IA.

8.0 SAMPLE PREPARATION, ANALYSIS, AND SECURITY

This section summarizes all information known to RESPEC relating to sample preparation, analysis, and security, and quality assurance/quality control (QA/QC) procedures that pertain to the Tonopah Flats lithium project. The information has been provided by ABTC. RESPEC has reviewed this information and believes it is materially accurate. Section 8.1 pertains to procedures carried out for historical surface sampling by NAMC, a previous owner of the original land holdings. Section 8.2 discusses sample preparation, analysis, and security procedures for ABTC's exploration program. A summary statement regarding the adequacy of the samples for use in resource estimation is presented in Section 8.6.

8.1 HISTORICAL SAMPLE PREPARATION, ANALYSIS, QUALITY ASSURANCE/QUALITY CONTROL PROCEDURES AND HISTORICAL SAMPLE SECURITY

NAMC submitted 59 surface samples to ALS, an independent, commercial laboratory in Reno, Nevada between March- and June 2020. The samples were crushed in their entirety to at least 70% at minus ¾-inch and riffle-split to obtain 250g subsamples. The subsamples were then pulverized to at least 85% at <75 microns. The samples were analyzed for 51 major, minor, trace and rare-earth elements by inductively coupled plasma mass spectrometry ("ICP-MS") following a laboratory preferred 4-acid digestion for lithium analysis. QA/QC samples such as field duplicates, blanks, and certified reference materials (CRMs) were not included in the surface sample program conducted by NAMC.

RESPEC does not have any further information regarding sample handling or security prior to their delivery to ALS.

8.2 SAMPLE PREPARATION, ANALYSES, SAMPLE SECURITY AND QUALITY ASSURANCE/QUALITY CONTROL PROCEDURES BY ABTC

The following sections summarize sample preparation, analysis, sample security and QA/QC procedures by ABTC.

8.2.1 ABTC 2021 SURFACE SAMPLING

ABTC personnel collected 29 surface samples in June 2021. The samples were placed in cloth bags and labeled with unique numbers. Two QA/QC samples were inserted by ABTC into the sample stream including one blank pulp and one CRM (MEG-Li.10.11) pulp. The samples were transported by ABTC personnel to American Assay Lab ("AAL") in Sparks, Nevada, an independent geochemical analytical laboratory that retains ISO/IEC 17025:2017 Laboratory Accreditation.

The samples were dried, weighed, and then jaw-crushed to 85% at <6 mesh (0.132 inches). The crushed samples were then roll-crushed to 90% at <10 mesh (0.0661 inches) and riffle split in a Jones splitter to obtain approximately 2.205-pound subsamples, which were then ring-pulverized to 90% at <150 mesh (0.0041 inches). The samples were analyzed for 48 major, minor, trace and rare-earth elements by ICP-MS following a laboratory preferred 4-acid digestion for lithium analysis.

8.2.2 ABTC 2021- 2022 AIR CORE AND RC DRILL SAMPLING

ABTC utilized AAL for all samples generated from drillholes TF-2101 through TF-2208 and Paragon Geochemical (Paragon) for all samples generated from drillholes TF-2209 through TF-2222. Both laboratories are located in Sparks, Nevada, are independent of ABTC, and hold ISO/IEC 17025:2017 accreditation.

All drill sample bags were labeled with a unique sample number prior to transportation to ABTC's office in Tonopah. The samples were organized, QA/QC samples were inserted into the sample stream, and a log of drillhole samples, duplicates, blanks, and CRMs was prepared by ABTC personnel. The samples were then transported to ABTC's secure, fenced yard approximately 0.75 miles from their office and place in storage bins. The bins were picked up by arrangement from the secure yard by AAL or Paragon personnel and the date and the number of samples transported were recorded on a sample chain-of-custody form.

RC rig-duplicate samples were collected at the drill rig every 50 to 100 feet (every 10th to 20th sample). Control blanks or CRMs accompanied each sample batch to the laboratory and were inserted every 20th sample. On average, one coarse blank, one CRM, and one field duplicate were inserted for every 20 drill samples.

The drill samples submitted to AAL were dried, weighed, and then jaw-crushed to 85% at <6 mesh (0.132 inches). The crushed samples were then roll-crushed to 90% at <10 mesh (0.0661 inches) and riffle split in a Jones splitter to obtain approximately 2.205-pound subsamples which were then ring-pulverized to 90% at <150 mesh (0.0041 inches). The samples were analyzed for 48 major, minor, trace and rare-earth elements by ICP-MS following a laboratory preferred 4-acid digestion for lithium analysis. Two QA/QC samples were inserted by AAL into the sample stream including one blank and one CRM (MEG-Li.10.11).

The drill samples submitted to Paragon were oven dried at 110°C and then single-stage crushed to nominal 0.08-inch particle size. Each crushed sample was riffle split and pulverized to >85% at <200 mesh (<75 microns). The samples were analyzed for 48 major, minor, trace and rare-earth elements by ICP-MS following an aqua regia digestion process. Two QA/QC samples were inserted by Paragon into the sample stream including one blank and one CRM (MEG-Li.10.11).

8.2.3 ABTC 2023 CORE DRILL SAMPLING

ABTC utilized Paragon for all samples generated from drillholes TF-2323 through TF-2330. After completing core logging, an ABTC geologist or technician photographed each core box with relevant identifying information, including the hole number, core box number, and from–to footages.

Prior to sampling the core, the ABTC technician or geologist labeled cloth sample bags with the sample number and the from–to footages on the tag outside of each sample bag and added in-sequence QA/QC sample bags into the sample stream. Section 8.3 of this report addresses the QA/QC procedures employed by ABTC.

When the sequence of cloth sample bags was prepared, an ABTC technician or geologist then sampled the core. Competent core was cut in half lengthwise with a diamond-bladed core saw. Highly broken core was split by hand directly from the core box using a putty knife and/or chisel. The technician placed half of the split core into its pre-labeled cloth sample bag for analysis and the other half back into the core box.

When collecting field-duplicate samples, one half of the split core was cut again lengthwise to make quarter-core. The half core was used as the analytical sample. One of the quarter cores was used as the field duplicate sample.

The samples were organized, QA/QC samples were inserted into the sample stream, and a log of drillhole samples, duplicates, blanks, and CRMs was prepared by ABTC personnel. The samples were then placed in storage bins. The bins were picked up by arrangement from the secure yard by Paragon personnel and the date and the number of samples transported were recorded on a sample chain-of-custody form.

The drill samples submitted to Paragon were oven dried at 110°C and then single-stage crushed to nominal 0.08-inch particle size. Each crushed sample was riffle split and pulverized to >85% at <200 mesh (<75 microns). The samples were analyzed for 48 major, minor, trace and rare-earth elements by ICP-MS following 4acid aqua regia digestion. Two QA/QC samples were inserted by Paragon into the sample stream including one blank and one CRM (MEG-Li.10.11). A complete library of all drill core is stored at ABTC's Secured Core Storage Facility in Tonopah.

8.3 ABTC QUALITY ASSURANCE/QUALITY CONTROL RESULTS

The analytical portion of the QA/QC program employed by ABTC aimed to provide a means by which the accuracy and precision of the assaying that was performed on the RC drilling samples can be assessed to ensure the highest possible data quality. To achieve this goal, ABTC personnel inserted samples of CRMs (standards), which are commercially available pulverized materials certified to contain a known concentration of an element - in this case lithium. The ABTC protocol was to use several CRMs of varying lithium concentrations during the drilling campaign and to randomly insert one CRM sample pulp into the stream of actual drill samples at a rate of up to two in fifty, depending on the phase of the drill program. The analytical QA/QC measures employed by American Battery during the latter part of the 2021-2022 drill program and the entire 2023 drill program are sufficient to properly monitor analytical accuracy and precision, and possible in-lab contamination. For the 2022 drilling program, ABTC used three CRMs obtained from Moment Exploration Geochemical Laboratory (MEG) of Lamoille, Nevada. An additional CRM obtained from MEG was used in 2023, bringing the total count to four CRMs used in that program.

A typical criterion for accepting the analyses of CRMs in the mineral industry is that they should fall within a range determined by the certified average or expected value ± three standard deviations. In the evaluation described here, RESPEC has used the certified average ("target") value ± three standard deviations.

Blanks are samples known or thought to contain little or no values of the target element, lithium. They are inserted into the sample stream and the results are monitored to be sure that the lab does not report significant values when little or no lithium should be present. ABTC used two blanks for their 2021-2022 drilling: two fine (pulp) blanks, both obtained from MEG. The pulp blank does not go through the sample preparation circuit and monitors only potential analytical contamination, which is extremely rare in commercial laboratories. For the drill programs, ABTC inserted blanks at a rate of about one blank for every two CRM samples. In the 2023 drill program, a single coarse blank from MEG Labs was used. For both drill programs, ABTC inserted blanks at a rate of about one blank for every two CRM samples. Normally, a blank would be considered evaluated for results greater than five times the detection limit. With an average crustal abundance of around 20ppm, it may be difficult to find suitable commercial blanks for lithium and ABTC may need to develop a custom blank for the Tonopah Flats lithium project. ABTC deliberately chose commercial blanks designed for use with gold and silver that would allow for immediate identification of laboratory contamination during ICP analysis.

Field (rig) duplicates were also inserted into the sample stream at rate of about one duplicate for every drillhole 50 to 100 feet of drilling. During the 2023 drill program, field duplicates were used at a regular interval of around 1 field duplicate per 60 samples. In 2022, over 60 field duplicates were analyzed by Paragon. These cross-lab duplicates were used to validate the analytical results from the two laboratories. Table 8-1 summarizes the quantities of QA/QC sample insertions by ABTC.

Table 8-1. Summary Counts of Tonopah Flats QA/QC Analyses

QA/QC SAMPLES	2021 - 2022	2023
QA/QC Type	Li	Li
CRMs:		
Number in Use	3	4
Number of Analyses	66	95
Number of Failures	9	8
Duplicates:		
Field Duplicate	6	24
Coarse (Prep) Duplicate	64	0
Pulp Duplicate or Replicate	0	0
Lab Prep Duplicate	97	0
Lab Pulp Duplicate	0	0
Blanks:		
Pulp Blank	21	0
Coarse Blank	8	27
Drillhole Samples:	2,240	1306
Total Insertion Percent*	4.42	10.06

a) *Does not include Coarse/Pulp blanks as those were not inserted into the sample stream.

8.3.1 STANDARDS

Three CRMs were used during the 2021-2022 drill program, all from MEG. All three CRMs were certified for lithium. One additional CRM was inserted during the 2023 program, also from MEG. The standard insertion rate for the 2022 and 2023 drill programs were at 2.86% and 6.54%, respectively. Table 8-2 describes the CRMs used during the 2022 and 2023 drill programs:

Table 8-2. CRMs Used by ABTC

CRM ID	Drill Year(s)	Insertion Count	Certified Li ppm	Li Std Dev ppm
Meg Li. 10.11	2022	21	723.1	29.0
	2023	29	723.1	29.0
Meg Li. 10.12	2023	29	1171.9	99.5
Meg Li. 10.14	2022	27	813.9	72.3
	2023	12	813.9	72.3
Meg Li. 10.15	2022	18	1,606.4	104.8
	2023	25	1,606.4	104.8

8.3.2 LITHIUM CRM RESULTS IN THE 2021-2022 DRILL PROGRAMS

Analyses of the three CRMs used in the 2021-2022 programs had three high failures and six low failures for lithium. Two of the three CRMs had a slight positive bias, with the third CRM having a slight negative bias. ABTC used AAL as the initial laboratory for the 2021-2022 drill programs and finished the programs with Paragon for over half of the final drillhole analyses. AAL also reported in-house laboratory standards, and these were evaluated with no failures but are not shown or detailed in this document. Both labs used an 0.25-gram sample aliquot with a 4-acid digestion for all ICP-MS analyses. Detection limits were <0.2ppm for lithium for both labs. Results for the CRM lithium analyses are summarized in Table 8-3 and the failures are detailed in Table 8-4.

Table 8-3. Summary of Lithium Results for Certified Reference Materials, 2021-2022

CRM ID	Grades in ppm Li				Count	Dates Used		Failure Counts		Bias pct
	Target	Average	Maximum	Minimum		First	Last	High	Low	
MEG Li.10.11	723.1	740.752	883.0	599.0	21	2/8/2022	10/14/2022	2	1	2.4
MEG Li.10.14	813.9	773.100	996.0	336.0	25	2/8/2022	10/28/2022	0	5	-5.0
MEG Li.10.15	1606.4	1,695.372	1990.0	1,530.0	18	2/28/2022	10/28/2022	1	0	5.5

The following Table 8-4 details the nine lithium failures in the 2021-2022 drilling:

Table 8-4. Lithium CRM Failures in the 2022 Drill Program

		Values in ppm Li					
CRM ID	Hole ID	Target	Fail Type High/Low	Fail Limit	Failed Value	Sample Designation	Certificate
MEG Li.10.11	TF-2213	723.1	High	810.1	883.0	TF-2213 245-250S	B22-0232
MEG Li.10.11	TF-2214	723.1	High	810.1	849.0	TF-2214 145-150S	B22-0233
MEG Li.10.11	TF-2220	723.1	Low	636.1	599.0	TF-2220 245-250S	B22-1141
MEG Li.10.14	TF-2211	813.9	Low	597.0	423.0	TF-2211 345-350S	B22-0230
MEG Li.10.14	TF-2213	813.9	Low	597.0	576.0	TF-2213 145-150S	B22-0232
MEG Li.10.14	TF-2215	813.9	Low	597.0	489.0	TF-2215 345-350S	B22-0234
MEG Li.10.14	TF-2216	813.9	Low	597.0	336.0	TF-2216 445-450S	B22-0235
MEG Li.10.14	TF-2222	813.9	Low	597.0	529.0	TF-2222 545-550S	B22-1142
MEG Li.10.15	TF-2222	1606.4	High	1920.8	1990.0	TF-2222 145-150S	B22-1142

All nine failures were analyses done at Paragon across seven certificates. The five low failures in the MEG-Li.10.14 undoubtably caused the slight negative bias. While two or three of the failures were very close to the failure limit, none of these could be mislabeled samples as the values do not match another CRM in use at the time. The two laboratories were charted separately for each of the three CRMs. While the number of samples for both labs is low, it does appear that Paragon was failing more consistently for evaluating the CRM for lithium. Note that both labs used the same analytical method with the same

detection limits. Figure 8-5 presents the control chart for the CRM MEG-Li.10.14 and clearly illustrates the five low-side failures associated with the Paragon's certificates.

Figure 8-1. Lithium Control Chart for MEG-Li.10.14


Standard MEG Li.10.14
1,400
1,200
1,000
800
600
400
200
0
Li ppm
UCL = 1307.5903
USL = 1030.8000
<= American Assay | Paragon =>
Target = 813.9
Average = 773.3160
LSL = 597.0000
LCL = 239.0417
8/Feb/22
28/Feb/22
28/Feb/22
28/Feb/22
30/Apr/22
3/May/22
3/May/22
6/Oct/22
7/Oct/22
7/Oct/22
14/Oct/22
28/Oct/22
28/Oct/22
Analysis Date
Data Collection in 2022

Explanation for Figure 8-1		
Items Obtained from Certificate for CRM		
USL	Upper Specification Limit	Target + 3 Std Dev (CRM)
Target	Expected Value (CRM)	
LSL	Lower Specification Limit	Target - 3 Std Dev (CRM)
Items Calculated using American Battery Data		
UCL	Upper Control Limit	Avg + 3 Std Dev (Population)
Avg	Mean Value (Population)	
LCL	Lower Control Limit	Avg - 3 Std Dev (Population)

8.3.3 LITHIUM CRM RESULTS IN THE 2023 DRILL PROGRAMS

The four standards used in this program had three high failures and five low failures for lithium. Two of the four CRMs had a slight positive bias, with a third CRM having a slight negative bias. ABTC used Paragon Laboratory of Sparks, NV for all the 2023 drill hole analyses. Paragon did not report in-house laboratory standards. The lab used an 0.25-gram Inductively Coupled Plasma (ICP-MS) with a multi-acid digestion for all analyses. Detection limits were <0.2 ppm for lithium. Results for the CRM lithium analyses for 2023 are summarized in Table 8-6, and the failures are detailed in Table 8-7.

Table 8-5. Summary of Tonopah Flats Lithium Results for Certified Reference Materials, 2023

Standard ID	Grades in ppm Li				Count	Dates Used		Failure Counts		Bias pct
	Target	Average	Maximum	Minimum		First	Last	High	Low	
MEG Li.10.11	723.1	780.793	1770.000	623.000	29	9/13/2023	11/9/2023	3	2	8.0
MEG Li.10.12	1171.9	1169.897	1430.000	669.000	29	9/13/2023	11/9/2023	0	1	-0.2
MEG Li.10.14	813.9	825.833	930.000	704.000	12	9/13/2023	10/12/2023	0	0	1.5
MEG Li.10.15	1606.4	1551.720	1750.000	684.000	25	9/13/2023	11/9/2023	0	2	-3.4

The following table details the eight lithium failures in the 2023 drilling:

Table 8-6. Lithium Failures in the 2023 Drill Program

		Values in ppm Li					
Standard ID	Hole ID	Target for Std	Fail Type High/Low	Fail Limit	Failed Value	Sample Designation	Certificate
MEG Li.10.11	TF-2324	723.1	High	810.1	851.0	TF-2324 695-700S	B23-0390
MEG Li.10.11	TF-2323	723.1	High	810.1	1770.0	TF-2323 505-510S	B23-0390
MEG Li.10.11	TF-2323	723.1	High	810.1	1590.0	TF-2323 58-61.5S	B23-0390
MEG Li.10.11	TF-2329	723.1	Low	636.1	623.0	TF-2329 500-505 S	B23-0523
MEG Li.10.11	TF-2330	723.1	Low	636.1	634.0	TF-2330 750-755 S	B23-0538
MEG Li.10.12	TF-2323	1171.9	Low	873.4	669.0	TF-2323 190-195S	B23-0380
MEG Li.10.15	TF-2323	1606.4	Low	1292.0	684.0	TF-2323 325-330S	B23-0380
MEG Li.10.15	TF-2323	1606.4	Low	1292.0	729.0	TF-2323 555-560S	B23-0380

All eight failures are from the same lab (Paragon) across four certificates. The three high failures in the MEG-Li.10.11 CRM could be mislabeled samples as the values match other CRMs in use at the time. Of the five low failures, three of these may have been mislabeled samples also. However, as the cut sheets clearly detail the CRM used, it is hard to prove the mislabeling of samples.

Figure 8-2 shows the control chart for the standard MEG-Li.10.11 and clearly shows the three high-side failures associated with the Paragon Labs certificates. It is not known as to what actions ABTC took, if any.

Figure 8-2. Lithium Control Chart for MEG-Li.10.11, 2023 Drill Program


Standard MEG Li.10.11
Li ppm
UCL = 1548.6736
USL = 810.1000
Avg = 780.7931
target = 723.1
LSL = 636.1000
Analysis Date
Data Collection in 2023

8.4 DUPLICATES

Field duplicates were inserted into the sample stream at an insertion rate of 0.3% for the 2021-2022 drill program. For the 2023 drill program, a much more concerted effort was made with respect to duplicates and field duplicates were inserted with an insertion rate of 1.65%. Duplicate pairs were evaluated by the charting in three distinct methods: a scatterplot showing an RMA regression, a quantile/quantile plot, and relative percent and absolute relative percent difference plots using both the max of the pair and the mean of the pair. The relative percent difference (RPD) of the max of the pair is expressed as follows:

RPD(max) = 100 x ((Duplicate – Original))/(Lesser of (Duplicate, Original))

The relative percent difference of the mean of the pair is expressed as follows:

RPD(mean) = 100 x ((Duplicate – Original))/(Mean of (Duplicate, Original))

RESPEC elected to include those values where the original and/or the duplicate value were below analytical detection limits since the detection limit of 0.2ppm Li for both the AAL and Paragon ICP-MS 0.25-gram sample with 4-acid digestion was a reasonably low detection limit. In the end, none of the pairs were at detection limit. Two types of duplicates were evaluated for the 2021-2022 drill program including field (rig) duplicates and laboratory preparation duplicates.

Before changing analytical labs from AAL to Paragon, 63 rig duplicates from AAL were sent to Paragon for analysis. These duplicates were evaluated in total and by the two drill types, AC and RC. In addition, AAL did report laboratory preparation duplicates for 2021 and the first part of 2022. These lab prep duplicates were evaluated both in total and by the two drill types. Although the data is insufficient to be statistically certain, it appears that the AC rig did not gather as good of a sample as the RC rig. This is apparent in the field duplicates but is less so in the lab prep duplicates. This may be a function of the sampling methodology used rather than the drilling method. There is also a slight negative bias between the AAL and Paragon coarse duplicate pairs.

All duplicate pairs were analyzed, with some issues found. Outliers were discarded as either a visual outlier on the scatterplot or an outlier with an absolute relative pair difference ("ARPD") of >2,000. Outliers were removed for the purpose of calculating statistics, but they are important. They indicate that pairs of analyses which are expected to be similar, are not. Efforts should be made to understand the reasons for outliers, and many outliers with unknown causes would be a concern.

The duplicate pairs were plotted for quality control for lithium only. Table 8-7 shows summary data for these duplicate pairs.

Table 8-7. Summary of Results for Field Duplicates and Laboratory Prep Duplicates

Laboratory	Type	Element	Drill Type	Counts			RMA Regression	Averages as Percent	
				All	Used	Outliers	y = Duplicate x = Original	Rel Pct Diff	ARPD
Paragon	Field Dup	Li	All	7	7	0	y = 1.0819x – 129.27	-12.49	50.86
AAL vs. Paragon	Field Dup	Li	All	63	62	1	Y = 1.2396x – 137.94	-11.25	43.50
AAL vs. Paragon	Field Dup	Li	Air Core	13	13	0	y = 2.1279x – 961.52	-88.59	122.73
AAL vs. Paragon	Field Dup	Li	R/C	50	50	0	y = 1.1091x - 61.369	-7.37	38.48
AAL	Lab Prep	Li	All	97	97	0	y = 1.0014x - 0.5458	-0.05	1.65
AAL	Lab Prep	Li	Air Core	23	23	0	y = 0.9972x + 5.9706	0.6	1.58
AAL	Lab Prep	Li	R/C	74	74	0	y = 1.0001x - 0.9142	-0.26	1.68

After removing the one outlier found on the scatterplot for the lithium field duplicates, the duplicate pairs showed less correlation between grades of about 400 and 1,200ppm. An overall negative bias (-11.25) was found, showing that the original AAL values tended towards higher grades than the duplicate Paragon value. Charting only the RC samples removed some of the variation, but a slight negative bias was still observed. The following scatterplot shows some correlation across all grades, with higher variance at the mid-range lithium grades (Figure 8-3).

Figure 8-3. Lithium AAL vs. Paragon Scatterplot, 2021-2022


Lithium American Assay vs. Paragon
Li Duplicate vs. Li Original
Y = X
RMA Regression Line
RMA Regression equation:
y = 1.2396x - 137.945
62 of 63 pairs used
Li ppm Paragon Labs
Original Li ppm American Assay

The Relative Percent Difference chart (based on the mean of the pair) for the duplicates shows all relative differences under 120%, with higher variance between the mid-range grades of 300 to 800ppm lithium (Figure 8-4). A relative difference based on the mean pair of less than 200% is considered acceptable.

Figure 8-4. Lithium Relative Percent Difference, AAL vs. Paragon, 2021-2022


Lithium Relative Percent Difference - Duplicate vs. Original
62 of 63 pairs used
relative difference based on mean of pair
Relative Percent Difference
Mean of Pair, Li ppm
Lithium Relative Percent Difference
10 per. Mov. Avg. (Lithium Relative Percent Difference)

Charting the laboratory preparation duplicates shows a well-behaved distribution of duplicate pairs, with almost no bias and a near perfect regression line (Figure 8-5).

Figure 8-5. AAL Preparation Original vs. Duplicate for Lithium, 2021-2022



Lithium Duplicate vs. Original
RMA Regression equation:
y = 1.0014x - 0.5458
97 of 97 pairs used
Li ppm Dup
Li ppm Original
0
250
500
750
1000
1250
1500
Li Duplicate vs. Li Original
Y = X
RMA Regression Line

These laboratory preparation duplicates, while not ideal for evaluation, do show that the duplicate pairs taken are at least capable of a high degree of correlation.

For the 2023 drill program, field (rig) duplicates were inserted at a regular insertion rate of about one in sixty samples. No outliers were found, and all 24 rig duplicate pairs were used with a near-perfect scatterplot as shown below. Note the regression equation with an x-coefficient very near unity.

Figure 8-6. Lithium Field Duplicates Scatterplot, 2023


Lithium Duplicate vs. Original
Au Duplicate vs. Au Original
Y = X
RMA Regression Line
RMA Regression equation:
y = 1.0039x + 13.0559
24 of 24 pairs used
Li ppm Dup
Li ppm Original
0
200
400
600
800
1000
1200
1400
1600

Withstanding the small sample size of only 24 pairs, there appears to be good correlation across all grades. This gives confidence in both the rig sampling and analytical methods used.

8.5 BLANKS

Pulp blanks were used throughout ABTC 2021-2022 drill program for the Tonopah Flats lithium project. A second pulp blank was also added during the last few holes drilled in the summer of 2022. Both blanks were obtained from MEG. Neither of the two blanks used had lithium values below the detection limit of 0.2ppm, so they were evaluated like a low-grade CRM would be. Normally, a blank would be evaluated by setting the warning limit to five times the detection limit. The blanks are both derived from barren silica sand with the average lithium value for the initial pulp blank (MEG Blank 17.11) of 3.42ppm Li, with a median value of 2.35ppm and an average lithium value of the second pulp blank (MEG Silica Blank.21.03) of 4.81ppm Li, with a median value of 4.05ppm. Table 8-6 shows a summary of the blanks in use during the 2021-2022 and 2023 drill program.

Table 8-8. Summary of Results for Blanks

Blank ID	Drill Year(s)	Elem	Type	Counts		Max	Dates of Analyses	
				All	Above Warn	(ppm)	Start	End
Meg Silica Blank 21.03	2022	Li	Pulp	7	0	7.9	10/12/22	10/28/22
	2023	Li	Pulp	27	0	10.8	9/13/2023	11/9/2023
Meg Blank 17.11	2022	Li	Pulp	20	1	15.1	2/8/22	10/7/22

8.5.1 RESULTS FOR BLANKS IN THE 2021 TO 2022 DRILL PROGRAM

For the 2021-2022 drill program, seven pulp blanks from MEG Blank 21.03 were submitted with no lithium failure. ABTC also submitted 20 pulp blanks from MEG Blank 17.11 with one lithium failure. The single failure was based on a warning limit of the population average plus three times the standard deviation, after removing any outliers. The single failure for this drill program is shown in Table 8-9.

Table 8-9. Blank Failures and Preceding Samples 2021-2022

Blank	Certificate	Elem	Method	Preceding		Blank		Warning Limit
				Sample	Value (ppm)	Sample	Value (ppm)	(ppm)
Meg Blank 17.11	B22-0951	Li	ICP-MS	TF-2219 245-250	544.0	TF-2219 245-250 S	15.1	13.76

Figure 8-7 shows the lithium values of the MEG Silica Blank 21.03 pulp blanks plotted with the preceding sample values.

Figure 8-7. Lithium in "MEG Silica Blank 21.03" and Preceding Samples 2021-2022



Lithium in "MEG Silica Blank 21.03" and in Preceding Samples 2022
Blank Li ppm
warning limit
Preceding Li ppm
warning limit
Li ppm blank
Li ppm preceding sample
0
2
4
6
8
10
12
14
0
200
400
600
800
1000
1200
1400
2022-10-12
2022-10-12
2022-10-14
2022-10-14
2022-10-14
2022-10-28
2022-10-28
Certificate Date

8.5.2 RESULTS FOR BLANKS IN THE 2023 DRILL PROGRAM

In the 2023 drill program, 27 coarse blanks were submitted with no failures. Of these 27 blanks, six were "first blanks", so they are the first sample in the sample stream. Since the previous value is unknown in the case of a "first blank", these are plotted without reference to a previous value. Figure 8-8 shows the twenty-one single coarse blanks used in 2023 plotted with the preceding sample grades for Lithium.

Figure 8-8. Lithium in "MEG Silica Blank 21.03" and Preceding Samples 2023



Lithium in "MEG Silica Blank 21.03" and in Preceding Samples 2023
Blank Li ppm
warning limit
Preceding Li ppm
warning limit
Li ppm blank
Li ppm preceding sample
Certificate Date

Although low-grade lithium values are inherent in the coarse blank in use, no failures were observed when applying a warning limit of the average blank value plus three times the population standard deviation.

8.6 ADEQUACY OF SAMPLE PREPARATION, ANALYSES AND SECURITY

The analytical QA/QC measures employed by ABTC during the latter part of the 2022 drill program are considered sufficient to properly monitor analytical accuracy and precision, and possible in-lab contamination. Overall, the insertion rates of QA/QC blanks, CRMs, and duplicates were below common best practices for the ABTC 2021-2022 drill program, but notably, were acceptable when considering the last 10 holes of 2022. In these last few holes of the drill program, ABTC's QA/QC program involved the use of field duplicates, pulp blanks, and CRMs at an overall insertion rate of over 5%. Generally, overall insertion rates should be 10% or greater.

For the 2023 drill program, an overall insertion rate was just above 10%, with the use of field duplicates, coarse blanks, and CRMs all within accepted industry recommendations.

- The 2021-2022 drill program had nine lithium CRM failures across three out of three CRMs used which were not addressed. One of the CRMs had five low failures, all from Paragon. While more of the CRMs (67%) were submitted to Paragon, it should be noted that all failures were with that lab and no failures were associated with AAL used earlier in the drill program.
- The 2023 drill program had eight lithium CRM failures. Five of these failures may have been the result of mislabeled samples, although this cannot be proven at this point.

- Field duplicate analysis shows considerable variation across all lithium grades but is within accepted industry standards (<200% RDP with an average RDP of less than 20%). The cross-laboratory field duplicates showed considerable variability with a low correlation coefficient and a negative bias. Removal of the AC samples helped the RMA regression to a small extent. Lab preparation duplicates show an extremely well-behaved distribution.
- Field duplicates were inserted with regularity in the 2023 program and showed an extremely well-behaved distribution. This lends confidence to the drill sampling and analytical methods used.
- The blanks used were not low enough in lithium values to be used as conventional blanks, so they were treated as low-grade CRMs. Two of the three failures may well have been due to mislabeled samples. An effort should be made to find more suitable lithium blank material if it is available, which may be difficult because of the low detection limit (0.2ppm) of the analytical method and the natural abundance of lithium in the earth's crust.
- There are some indications in the data that occasional mix-ups of QA/QC samples occurred, particularly in the earlier drill campaigns – as some of the CRM failures matched the values of other CRMs in use at the time. However, as the cut sheets clearly detail the CRM used, it is hard to prove the mislabeling of samples.
- The data provided to RESPEC do not contain consistent records of actions that may have been taken to investigate QA/QC failures. While it may be that ABTC acted on some of the QA/QC failures in 2021-22 and 2023 drill programs, no evidence of actions taken were provided on any failures.

The issues that RESPEC has identified are not sufficient to preclude the use of ABTC's lithium assays in a mineral resource estimate. Their effect on the estimate would not be material and it is the author's opinion that the data are adequate to use for the resource estimate described herein. In summary, it should be noted that American Battery has seemingly made every attempt to run with best practices for drilling in the last part of their 2021-2022 drill program, with continued improvement during the 2023 drill program.

9.0 DATA VERIFICATION

The current Tonopah Flats drillhole database, which forms the basis for the Tonopah Flats resource estimation, is comprised of information derived from 30 drillholes. Information from the 2023 diamond core drilling program is included in the current resource estimation. This database, inclusive of the 2023 core holes, was subjected to the data verification procedures discussed in Section 9.2 and below. Corrections were made as appropriate.

9.1 SITE VISIT

RESPEC personnel conducted a site visit of the Tonopah Flats lithium project on September 1, 2022, and again on August 16, 2023. During the site visit, RESPEC personnel observed and verified on-going drilling activities including sampling, chip logging, and sample security procedures, verified locations of past and proposed drillhole collars, and gained a general understanding of the site geology in advance of preparing a resource estimate and technical report suitable for public disclosure.

RESPEC personnel were accompanied by ABTC personnel during the September 2022 site visit including Scott Jolcover, Chief Resource Officer, Ross Leisinger, Head of Resources, and consulting geologist Greg Kuzma. Ross Leisinger accompanied RESEPC during the August 2023 site visit.

9.2 DRILLING DATABASE VERIFICATION

Data verification, as defined in Regulation S-K, is the process of confirming that data have been generated with proper procedures, have been accurately transcribed from the original sources and are suitable to be used. Additional confirmation of the drill data's reliability is based on the authors' evaluations of the Tonopah Flats drill project QA/QC procedures and results, as described in Section 8.2, and in general working with the data.

Beginning in October 2023, RESPEC conducted verification of ABTC's Tonopah Flats lithium project Excel database in two phases. The first phase was a series of logical tests for data integrity. The initial-phase logical tests included a series of queries to validate the database:

- Collars: collars with missing depths, collars with missing coordinates, coordinates that might be swapped, drillholes without assay intervals, drillholes without collar survey information, drillholes with nearly duplicate coordinates, drillholes without assays;
- Down-hole surveys: No down-hole survey data was available for any of the drillholes; and
- Assay interval: excessively large or small sample intervals, assay intervals that are greater than collar total depth, and gaps, and overlaps in sample intervals.

A second phase of data validation was conducted after Phase 1. Phase 2 involved re-building the drillhole database from drill collar coordinates and assay certificates in GeoSequel, a sample data management system used by RESPEC. All collar coordinate data was received as composited digital files from ABTC. The drillhole assay certificate data was downloaded directly from the geochemical

assay laboratories after permissions were given by ABTC. This database was then compared against the Tonopah Flats lithium project Excel database to look for data entry issues.

No data integrity issues, and no errors were found in the databases compared in this phase of the data validation.

9.2.1 ASSAYS

The second phase of the data validation was the most comprehensive, comparing raw assay certificates to the database provided by ABTC. Of the 23 certificates RESPEC imported into the GeoSequel system, 10 were the original download from AAL and 13 were from Paragon. A digital audit was performed on the 2,159 total sample data rows for the lithium analyses. Any discrepancies were reported to ABTC and corrected in the database.

In 2023, all assay data was imported directly from Paragon laboratory certificates with no data integrity issues found in the modeling database.

9.3 ADEQUACY OF DATA

RESPEC has evaluated the 2021-2022 and 2023 QA/QC data, conducted two site visits, and verified the drilling for the 2021-2022 program and 2023 program at the Tonopah Flats property. Independent verification of mineralization was conducted during RESPEC's site visits through examination of drill cuttings and core and active exploration on the property. In RESPEC's opinion, the data are reliable. As additional rounds of drilling proceed, RESPEC recommends ABTC undertakes an evaluation of their QA/QC program to identify areas for improvement such as insertion rates of QA/QC samples, identifying another source for blank material if any are available, and addressing laboratory failures.

Further verification of the drilling data was also accomplished through RESPEC's process of constructing lithium grade domains on cross-sections, by visual comparison of drillhole data and taking into account the continuity and sensibility of meaningful geological variables, and the lithium assays, in the context of those variables as summarized in Section 11.5 through Section 11.7.

Explicit modeling of the lithium mineralization domains on cross-section was the most critical component to the estimation of the project mineral resources. This 'hands-on' approach provided meaningful verification of the data, whereby continuity and sensibility of meaningful geological variables, and the assays in the context of those variables, were carefully evaluated and considered.

No downhole surveys were collected during each of the three drill phases. The lack of downhole surveys contributes to a level of uncertainty as to the exact location of drill samples at depth. However, these uncertainties are mitigated largely because the holes were drilled vertically, the open-pit nature of any potential mining operation, and the large scale of the mining unit.

A twin hole of TF-2219 was drilled by stepping off approximately 80 feet. The core twin TF-2330 assayed on average 14% higher than the RC hole when comparing the overall average lithium grade for the same depth intersected. The core twin results are within the threshold of geologic variability. It is

possible that some contamination was introduced during RC drilling, reducing the assay grades based on these results but apparent cyclicity was not observed in the RC assay data. It is unclear to RESPEC if the difference in assay grades between the twin holes is due to geologic variability or a drill method bias. Additional core twins of RC holes may assist in determining the sources of variability or bias. If a drill method bias is established, a hierarchy of samples based on sample type could be used in the mineral resource estimates. The current estimate includes both the RC and core samples from the twin holes.

RESPEC experienced no limitations with respect to data verification for the Tonopah Flats lithium project. In consideration of the information summarized in this and other sections of this report, RESPEC has verified that the project data are adequate as used in this report, most significantly to support the estimation and classification of the mineral resources reported herein.

10.0 MINERAL PROCESSING AND METALLURGICAL TESTING

10.1 MINERAL PROCESSING & METALLURGICAL TESTING SUMMARY

The metallurgical testing program has been managed by ABTC and supported by third-party institutions. As of the effective date of this report, metallurgical testing, and optimization remains on-going. ABTC and Woods Process Services, LLC have prepared this section of the report. Test work and results originally conducted with metric units of measure have not been converted to Imperial in this report section.

Clay minerals, also known as hydrous phyllosilicates, can contain lithium as an impurity, absorbed on the surface, as inclusions, in lattice cavities, or by isomorphous substitution (Starkey, 1982). Concentrations of lithium can be on the order of 100's to 1,000's of ppm hosted in the lithium-bearing claystones. The nature of how lithium is hosted in the clay depends on many geological factors. Numerous extraction processes to recover lithium from clay minerals have been developed based on the type of clay and the nature of lithium within the host material, as outlined in recent review articles (Swain 2017; Zhao 2023; Liu 2023).

Seminal studies on the extraction of lithium from domestic sedimentary claystone resources and associated economics from the McDermitt deposit (Nevada-Oregon border) were first reported by the U.S. Bureau of Mines in the 1980's (Lien 1985; Crocker & Lien 1987). These studies showed that montmorillonite claystone materials found in these deposits are amenable to lithium extraction via mineral acid leaching or salt roasting. High lithium extraction (i.e., >80%) has been demonstrated using sulfuric acid; however, acid leaching is non-selective, and destruction of the clay matrix results in several other elements in the leachate. A low-grade pregnant leachate solution (PLS) produced by acid leaching requires extensive downstream purification and reagent consumption. Moreover, given the alkaline nature of these materials and the presence of several other acid consuming minerals (e.g., calcite, dolomite), high acid requirements were needed, often on the order of 500kg acid/metric ton of claystone (dry basis) or more.

Another approach examined in these studies was salt roasting using thermal methods to form water soluble salts. Using either chlorination roasting or gypsum-limestone roasting, water soluble lithium salts such as LiCl or $Li^{2}SO^{4}$ can be formed. In both approaches, major contaminating elements such as magnesium, iron, and aluminum are not converted into water soluble compounds, greatly simplifying the downstream processing, and reducing reagent consumption. Moreover, the PLS obtained has a caustic pH (i.e., pH ~ 9), thus reducing the need for substantial pH adjustment. Calcination or roasting of similar claystone materials with a sulfate salt system has been advanced and demonstrated as an economically viable extraction process for commercialization by the Sonora Lithium Project in Mexico and the Bonnie Claire Lithium Project located in Nye County, NV.

The current work discussed in this document focuses on these two general processing routes for the extraction of lithium from sedimentary claystone: i) low-temperature mineral acid leaching and ii) high-temperature salt roasting. The objective of this study was to determine the preliminary economic assessment of producing battery grade lithium hydroxide from ABTC's claystone material utilizing

these two conventional processing approaches, while ABTC continues optimization and piloting of its internally developed processes.

10.2 SAMPLE INFORMATION

The samples used for this preliminary test work were obtained from three sample sets collected from ABTC's claystone deposit and prepared for mineral processing and metallurgical testing. The first two consisted of cuttings from the 2021-2022 drillhole program that were collected from TF-2218 (316kg, referred to as sample DC-TF-2218) and TF-2208 (440kg, referred to as sample DC-TF-2208) drill locations and homogenized by cone-and-quarter methods. These two sample sets were then pulverized (Bico Braun Type UA disk pulveriser) to 100 mesh (75% passing) to obtain a statistically representative sample. Mineral processing of these materials was carried out at the University of Nevada, Reno's Ore Dressing Laboratory. The homogenized bulk samples were assayed in-house at ABTC's analytical laboratories. The head grade data was compared with third-party assay data for validation and found to be statistically consistent and representative.

A bulk sample consisting of approximately 100 metric tons was excavated from the TF-2219 site and used for preliminary test work as well. This bulk sample was used in parallel to determine the characteristics of run-of-mine (ROM) material. This sample is referred to as BS-TF-2219. This material was then crushed using a jaw crusher attachment on a skid steer (MB-HDS214) and is referred to as sample JC-BS-TF-2219. Samples BS-TF-2219 and JC-BS-TF-2219 were subject to sieve analysis. The head grade of each sieve size was averaged to obtain the overall composition. Head grade assay was determined by microwave digestion using aqua regia and fluoroboric acid followed by ICP-OES analysis. All head grade assays were performed in triplicate and the average values are reported as shown in Table 10-1.

Table 10-1 used for mineral processing and metallurgical testing. Units are in mg/kg or ppm. "NQ" denotes the element was not quantified and "ND" denotes a non-detect or below the detection limit of the machine.

Table 10-1. Head Grade Assay Data for Samples DC-TF-2208, DC-TF-2218, BS-TF-2219, and JC-BS-TF-2219

	Sample ID			
Element	DC-TF-2218	DC-TF-2208	BS-TF-2219	JC-BS-TF-2219
Al	65240.79	58663.52	60684.32	57037.69
As	87.48	50.09	36.39	32.88
Ba	742.43	650.17	457.50	634.51
Ca	56214.45	58311.27	52624.34	51156.20
Co	13.71	"NQ"	7.25	9.40
Cr	29.95	26.59	23.20	17.09
Cu	28.03	29.27	85.13	70.85
Fe	25954.56	27024.15	24104.59	23431.86
K	42117.86	36563.10	50384.38	40453.65
Li	797.44	903.09	622.59	690.09
Mg	19932.78	20042.10	18039.89	18245.85
Mn	611.47	590.36	533.66	528.75
Mo	16.08	"NQ"	0.73	"ND"
Na	18482.46	17830.95	11861.12	10454.17
Ni	16.73	10.92	14.52	12.28
P	641.31	"NQ"	575.46	540.05
Si	230233.21	218300.71	199790.96	191681.08
Sr	2046.83	2255.60	766.30	780.16
Ti	2669.99	2800.61	2491.61	2492.33
V	91.15	92.04	86.40	104.27
Zn	103.12	63.23	65.16	58.59

Bond Ball work index experiments were conducted (sample BS-TF-2219) to ascertain the hardness of the claystone material to closing screen sizes of 106µm and 75µm. Five cycles of milling test were conducted on a constant feed mass of 718.3g using 106µm test screen, and 715.9g using the 75µm test screen. A summary of the data is given in Table 10-2. These initial studies show that the material under investigation is relatively soft.

Table 10-2. Bond Ball Work Index for Two Closing Screen Sizes

Closing Screen Size	Bond Ball Work Index (kWh/t)
75 micron	6.51
106 micron	7.18

10.3 MINERALOGICAL ANALYSIS AND PARTICLE PROPERTIES

Preliminary mineralogical analysis was carried out at ABTCs facilities at the University of Nevada, Reno, using powder X-ray diffraction (XRD), while particle morphology and composition were carried out by scanning electron microscopy (SEM) coupled with X-ray energy dispersive spectroscopy (XDS). Particle size distribution (PSD) measurements were carried out along with sieve analysis (wet and dry).

Several mineral phases were identified in the bulk samples (DC-TF-2208) using XRD analysis such as, quartz, calcite, orthoclase, feldspar, mica, and goethite. Given the mixture of several mineral phases, bulk analysis was difficult to discern the clay mineral phases. Separation of silt material from the clay minerals for powder XRD analysis was carried out using a centrifugation procedure (Poppe 2002. Subsequent analysis of the clay fraction, clay minerals identified included illite, mica, hectorite, and cookeite. The silt fraction mainly contained calcite and feldspar mineral phases. Assay data collected on the clay fraction and silt fractions showed an increase in the lithium concentration and decrease in calcium concentration. Similar observations were made when the head grade for each of the size fractions used in a sieve analysis was assayed. During the separation of clay from silt materials, carbonate minerals were not observed as intensely in the clay fraction, demonstrating that carbonate mineral fractions could be separated by gravitational/density methods. Further, more detailed, and rigorous XRD and minerology analysis is underway along with detailed characterization of mineral deportment.

Field emission scanning electron microscopy (JSM-7100FT FESEM) was carried out on sample DC-TF-2208. Operating in backscattering mode (Figure 10-1(b) and Figure 10-1(b')) revealed several mineral domains with varying aspect ratios (i.e., 1-D and 2-D shapes). The smaller clay minerals were observed to encapsulate the larger silt mineral fractions. The clay mineral particles were observed to be plate-like and form agglomerates around other minerals.

Figure 10-1. Field Emission Scanning Electron Micrographs


(a)
(b)
(b')
10 μm
100 μm
100 μm

(a) untreated claystone (sample DC-TF-2208).(b) Backscattered electron imaging with (b') color mapping, where the different mineral domains are visible. The gangue minerals are observed to encapsulate the clay minerals.

The median particle diameter ($\bar{x}$) and the cumulative passing P80 size are summarized in Table 10-3. The PSD of clay suspended in water and as a dry powder was measured using a Beckman-Coulter LS 13 320 particle size analyzer. Sieve analysis was carried out using sample BS-TF-2219, where for the ROM material (excluding any particles >5cm) a P80 was estimated to be about 30,000 micron. This material (sample ID JC-BS-TF-2219) was then crushed using a jaw crusher attachment on a skid steer (MB-HDS214), after which the P80 was reduced to 6,350 micron (mesh 3). As can be seen from the major differences in particle characteristics from wet to dry analysis, water can play a significant role in disaggregation of claystone agglomerates.

Table 10-3. Median Particle Size ($\bar{x}$) and Cumulative P80 Particle Size Analyzed Dry and As Wet Particle Suspensions

Sample Id	$\bar{x}$ wet (micron)	$\bar{x}$ dry (micron)	P80-wet (micron)	P80-dry (micron)
DC-TF-2208	42.0	649	9.38	116
DC-TF-2219	25.8	635	6.50	67

The specific gravity of ROM claystone rocks in the range of 0.5in to 1in (BS-TF-2219 and JC-BS-TF-2219 samples) was estimated using water displacement with parafilm coated samples (Scorgins, 2015) and found to be 1.81±0.10. The specific gravity was also measured on various sized fractions using helium gas pycnometery (BELPYCNO manufactured by Microtrac MRB, USA). The specific gravity was measured on size fractions from 1.5in down to -400 mesh. The range observed was from 1.80-2.34, with an average of 2.13 ± 0.18. Helium gas pycnometery of larger, single rock samples (i.e., 1 in to 1.5in ROM, seven samples total) yielded an average specific gravity of 1.83 ± 0.03, similar to water displacement method results. Bulk density of the claystone was estimated to be 1.026g/mL for 106µm particle size and 1.023g/mL for 75µm particle size.

Thermogravimetric analysis coupled with differential scanning calorimetry (TGA-DSC) was performed on DC-TF-2218 samples, scanning from 25°C to 1,000°C at a rate of 20°C/minute under air atmosphere. An initial sharp endothermic event was observed when the sample was heated up to about 150°C, with a mass loss of about 2%. This is likely attributed to freely bound water. A broad exothermic peak was observed between 150°C and 375°C with little mass loss (~2%). This could be attributed to the phase change in some of the minerals and/or the oxidation of iron sulfide and/or iron-oxyhydroxide minerals. From about 375°C to 760°C, a strong endotherm is observed with a trough at 722°C, with a corresponding mass loss of about 6.7% (~10.6% overall mass loss). This mass loss is likely attributed to the thermal decomposition of carbonate minerals and the dehydroxylation of clay minerals (i.e., loss of structurally bound water). Thermal decomposition of calcite generally takes place between 650°C and 800°C (Karunadasa, 2019). From about 800°C the mass loss remains stable; however, a continuous endotherm is observed. This is likely a result of mineral phase changes. Detailed TGA-DSC studies along with TGA kinetic studies are still underway.

10.4 LITHIUM EXTRACTION – LEACHING TRIALS

The first conventional extraction method trialed focused on mineral acid leaching under atmospheric conditions using 5L jacketed stirred reactors. Lithium extraction was calculated based on the claystone head grade and the mass of lithium recovered in solution. The mass of clay per trial was fixed at 500g, and the density of solution was measured after extraction. As data quality assurance, lithium extraction was verified by tailings digestion to close the speciated mass balance. Selectivity (S_{Li}) for these studies was defined as the molar ratio of the summation of multivalent cations in solution (n^{z+} (z > 1)) to moles of lithium in solution (n_{Li}) as defined in equation 10.1. In this form, a lower numerical value for the selectivity number is favored.

$$S_{Li} = \sum n^{z+} / n^{Li} \qquad (10.1)$$

These mineral leaching trials were performed with hydrochloric and sulfuric acids as reagents. The leaching trials carried out with a hydrochloric acid system demonstrated moderate lithium extraction, and poor lithium selectivity. A maximum lithium extraction of 68% was observed with a selectivity value of 28, and an acid loading of 1,000kg/tonne of claystone using HCl. Leaching trials carried out using sulfuric acid were deemed more favorable in terms of reagent consumption, extraction percentage, and selectivity. Sulfuric acid leaching resulted in a maximum lithium extraction of 91% and selectivity value of 15.5. A summary of mineral acid leaching conditions is given in Table 10-4.

Table 10-4. Summary of Mineral Acid Leaching Trials

Mineral Acid	HCl (33%)	H_2SO_4 (96%)
Trial ID	AA51	AA57
Acid Loading (g/g)	1	0.45
S/L (g/g)	0.2	0.2
Temperature (°C)	60	85
Time (hr)	6	6
Head Grade (ppm Li)	797	797
Lixiviant Volume (L)	2.14	2.31
Lixiviant Density (g/L)	1166	1080
PLS Li (mg/L)	146.8	168.9
Selectivity, S_{Li} (mol/mol)	28.3	15.6
Li Extraction (%)	68	91

10.4.1 LITHIUM RECOVERY AND PURIFICATION – MINERAL ACID LEACHING

The PLS generated from sulfuric acid leaching trials was used for further purification benchmarking against other purification processes. Removal of impurities by precipitation with calcium hydroxide was examined. This resulted in substantial reduction in multivalent contaminates and low lithium loss; however, considerable reagent consumption was required.

The design software, Water Application Value Engine (WAVE) was utilized to simulate the use of various water treatment technologies, specifically nanofiltration (NF) and reverse osmosis (RO). The sulfuric acid leaching PLS was subject to treatment by NF, RO, and a proprietary direct lithium extraction (DLE) system. The purified brine produced from these operations was a lithium solution containing < 9ppm of non-lithium cations. This solution pH was adjusted up to a value of 12 using recycled LiOH. The pH adjusted brine solution was concentrated via thermal evaporation up to ~15,000ppm lithium. Crystallization of the purified brine was carried out under nitrogen atmosphere at 60°C with constant magnetic stirring. The recovered solids were washed with a warm (60°C) saturated lithium hydroxide solution. The solids were then vacuum filtered and carefully dried to obtain a lithium hydroxide monohydrate product. The collected solids were then analyzed by ICP-OES and confirmed to be of

RESPEC

battery grade (i.e., ≥ 56.5% LiOH). This is the first report of battery grade lithium hydroxide monohydrate synthesized from a domestic claystone resource.

Although high lithium extraction and good selectivity were observed with a sulfuric acid leaching system, the process flowsheet was determined to not be an attractive pathway forward given: i) high reagent consumption, ii) long leaching time at high temperatures, iii) difficulty in solids dewatering and water recovery, iv) high water requirements (i.e., S/L ratio), v) downstream lithium losses, and vi) the number of downstream unit operations required to achieve battery-grade lithium hydroxide monohydrate.

10.5 LITHIUM EXTRACTION – THERMAL TREATMENT

The second conventional extraction method trialed was through a salt roasting thermal treatment. Calcination roasting was carried out using (samples DC-TF-2208, DC-TF-2218, DC-TF-2219) in a box furnace under stagnant air atmosphere, unless otherwise specified. Various temperatures (550°C – 900°C), treatment times (15 minutes - 120 minutes), salt chemistry, and salt flux loadings were examined. Prior to thermal treatment, different salt flux mixing modalities were also explored, which included: i) dry mixing, ii) wet mixing, and iii) agglomeration mixing. Dry mixing entailed mixing the claystone and salt flux using a mortar and pestle. Wet mixing entailed mixing the claystone with an aqueous salt solution and then drying the mix to remove water. The third method explored using melted salt at ~35°C and agglomerating it with the claystone. After all thermal treatments, regardless of the mixing modality, the powders were ground with a mortar and pestle prior to leaching.

10.5.1 LITHIUM RECOVERY AND PURIFICATION – POST-THERMAL TREATMENT LEACHING TRIALS

Leaching of the roasted clay and salt flux was carried out using water or a brine solution at varying solid/liquid ratios (0.2- 1.0) and temperatures (22°C – 80°C). Leaching was found to occur rapidly, within the first 10 minutes of contact with water, thus a reaction time of 10 minutes was used. Agitation during leaching was carried out via magnetic stirring. The P80 for post-roasting was observed to be 29μm with a median particle diameter of 142μm. These slurries were observed to behave as a settling slurry and the viscosity was low enough to not be an issue for proper mixing using magnetic stirring with high (i.e., >0.5) solid/liquid ratios. Use of ultrasound for mixing during leaching did not improve lithium recovery and resulted in higher concentrations of multivalent contaminates in the PLS. The solid/liquid ratio was found to have little effect in the domain of values tested, thus a solid/liquid ratio of 1.0 was used. After solid/liquid separation, the tailings were washed with an equivalent volume of water or brine. When leaching at a higher temperature, some minor improvements in extraction were observed, but not found to be statistically significant. After leaching, the P80 was observed to reduce to 20μm with a median particle size of 116μm. No appreciable amounts of deleterious elements (i.e., As, Cd, Pb, Ni, Hg, Cr) were detected in the PLS. A summary of leaching trials is shown in Table 10-5.

Table 10-5. Summary of Thermal Treatment Water Leaching Trials

Trial ID	CC18	CC28	WMCC07	GB1	GB2	GB789.2
Clay ID	DC-TF-2208	DC-TF-2208	DC-TF-2219	DC-TF-2219	DC-TF-2219	DC-TF-2218
Extraction (%)						
Li	2.09	49.62	56.85	62.57	65.23	67.45
Al	0.00	0.00	0.00	0.00	0.00	0.00
Ca	1.90	2.50	5.05	5.99	4.52	3.88
Mg	0.01	0.22	0.11	0.16	0.23	0.07
Fe	0.00	0.00	0.00	0.00	0.00	0.00
S_{Li} (mol/mol)	10.19	0.65	1.10	1.19	0.87	0.73

The main multivalent contaminants in the PLS from leaching were calcium, strontium, and magnesium. These cations were removed through precipitation by the addition of sodium carbonate. The solution pH prior to precipitation was adjusted between 11.1-11.4 using either NaOH or LiOH. These experiments were carried out at room temperature with a calcium removal of >90%, strontium removal of 80%, and magnesium removal of 30% all with less than 5% lithium loss. This method was determined as an effective method to bulk remove calcium from the PLS while polishing (i.e., reduce the sum of multivalents to < 5ppm) can be achieved using commercially available ion-exchange resins.

10.6 SODIUM AND POTASSIUM RECOVERY, RECYCLING & SOLUTION POLISHING

Removal of monovalent cations from the sulfate brine (i.e., Na^+, K^+) was demonstrated using vacuum crystallization where sodium was recovered as Glauber salt and potassium recovered as K_2SO_4. Roasting of the claystone using simulated recovered salt compositions did not show any negative effects in terms of lithium recovery, thus demonstrating the recyclability of these salts.

Solution polishing before hydroxide conversion was examined using ion-exchange resins. This processing step was examined to perform a final polishing to remove any trace amounts of multivalents, namely calcium. A commercially available resin was acquired and tested. A solution based on ASPEN simulation was prepared and used which contained approximately 34,000ppm Li, 19ppm Ca, and other multivalent elements (i.e., Al, Mg, Mn, Sr, Ni) totaling 30ppm. Initial, single pass column experiments were carried out at room temperature (~22°C) and demonstrated removal of 98% of the calcium and 93% of the multivalents with lithium losses within experimental error. The process demonstrated to be a viable method to polish the solution before hydroxide conversion and further process optimization experiments are underway.

10.7 SULFATE TO HYDROXIDE CONVERSION

Conversion of the purified lithium sulfate solution to a lithium hydroxide solution was carried out using an electrochemical conversion system. A lithium sulfate solution was fed to the membrane stack, where the lithium sulfate solution is converted to lithium hydroxide and sulfuric acid is formed as a by-product. This was carried out using a system operated by ABTC. Various parameters were examined, such as the

feed brine composition, current, voltage, and operating temperature. Initial testing demonstrated current efficiencies in the range of 69-85%. Further optimization studies are currently underway.

10.8 CONCLUSIONS & SELECTED PROCESSING ROUTE

Initial experiments using a classical low-temperature hydrometallurgical approach with mineral acids to leach lithium from these claystone materials were able to produce battery grade lithium hydroxide and demonstrated high lithium extraction (i.e., > 90%). However, these trials also exhibited co-extraction of several multivalent cations (i.e., Mg, Fe, Al, Ca, Sr) that necessitated several stage-wise purification steps. Many commercially acceptable purification pathways were utilized and tested to achieve a final battery grade lithium hydroxide monohydrate product. Despite achieving a final battery grade product, non-selective acid leaching was deemed as an uneconomical approach to extraction due to the high acid reagent consumption and substantial lithium losses in the subsequent purification processes. These claystone materials contain high amounts of carbonate, which if not removed can lead to high acid consumption. From our studies, acid consumption was found to be anywhere from 450-1,000kg acid/tonne of clay (dry basis) using batch reactors. Improvements in acid consumption could be realized by beneficiation of the clay to remove the calcites and adopting a counter-current leaching circuit; however, even reducing the acid consumption by half would not be economically viable given the cost and availability of such reagents (i.e., sulfuric acid). Moreover, acid leaching requires stage-wise pH adjustment to achieve the final lithium hydroxide product (i.e., from pH < 1 to pH = 12 - 14), which requires considerable caustic reagent consumption using standard methods. Other challenges with acid leaching include dewatering of the clay (especially in a sulfate-based leaching system) along with substantial water requirements for processing and transport (e.g., leaching solid/liquid ratios of ~0.2).

Experiments were also performed using a classical high-temperature salt roasting technique to produce a battery grade lithium hydroxide product from this claystone material. The roasting process involved mixing the claystone with salt mixtures using wet and dry methods. It was observed that the mixing modality, particle size, and beneficiation of the material all influence lithium extraction efficiencies. After roasting at temperatures in the range of 550 – 900°C in an air atmosphere, lithium was recovered as lithium sulfate in solution by low-temperature leaching. This extraction process demonstrated several processing advantages over mineral acid leaching, including improved solid/liquid separation, ambient temperature leaching, high pH PLS, and substantially reduced reagent consumption in the downstream processing and purification. The results at the time of this publication regarding lithium extraction using this process were 67.4% to 69.9% and exhibited very low processing costs primarily due to the low use of chemical reagents. Preliminary salt roasting experiments using a beneficiated claystone material followed by a leaching process initially show lithium extractions of >70% while maintaining excellent selectivity values (i.e., $S_U < 1$) and low chemical reagent consumption. These experiments and material characterization are still underway at the time of this report publication.

The objective of this study was to determine the preliminary economic assessment of producing battery grade lithium hydroxide monohydrate from ABTCs claystone material utilizing two conventional processing approaches. Both conventional processing routes were demonstrated to be able to produce battery grade lithium hydroxide monohydrate from the claystone feed material, whereas the

salt roasting thermal treatment pathway was able to due so with substantially lower chemical reagent consumption.

ABTC has designed and is currently piloting its own internally developed process for the production of battery grade lithium hydroxide monohydrate from its claystone feed material and intends to detail the performance of this system in future reports.

In the QP's opinion, the metallurgical test work follows industry practices and is adequate for the purpose of this report on use of plant design, metallurgical performance, and recovery forecast.

11.0 MINERAL RESOURCE ESTIMATES

11.1 INTRODUCTION

The mineral resource estimates presented herein were completed by RESPEC. These estimated mineral resources were classified by geological and quantitative confidence in accordance with the SEC New Mining Rules. The mineral resources described and tabulated in this report are classified as Measured, Indicated and Inferred, which is an upgrade in classification from previously reported mineral resources. SEC mineral resource definitions are given below:

Mineral resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cutoff grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

Indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

RESPEC reports resources at cutoffs that are reasonable for deposits of this nature given anticipated mining methods and plant processing costs, while also considering economic conditions, according to the regulatory requirements that a resource exists "*in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction.*"

The Tonopah Flats mineral resource block model and an initial resource tabulation were completed on December 21, 2023, based on data derived from 29 holes drilled through September of 2023. The block model is oriented due North, and the model blocks are 100 feet by 100 feet horizontally, by 20 feet vertically. The drillhole database on which this estimate is based was received from ABTC in October of 2023. The database was audited prior to use, and the last minor changes to collar, survey, and assay

data were made on November 27, 2023. Pit optimizations used to support reasonable prospects for economic extraction were completed on December 21, 2023. Lithium resources were estimated and are reported herein with an effective date of December 21, 2023.

11.2 RESOURCE MODELING APPROACH

The lithium resources at Tonopah Flats were modeled and estimated by:

- Developing a geological model of the deposit;
- Evaluating the drill-hole lithium assay data statistically;
- Utilizing the geological model as the base for interpreting lithium mineral domains on a set of cross sections spaced at 500-foot intervals;
- Projecting the sectional mineral-domain polygons horizontally to the drill data within each sectional window, thereby creating three-dimensional polygons;
- Using the polygons to create three-dimensional wireframe solids of the mineral domains;
- Coding a block model comprised of 100 x 100 x 20 (x, y, z) -foot blocks to the mineral domains using the wireframe mineral-domain solids;
- Analyzing the modeled mineralization domains statistically to aid in the establishment of estimation and classification parameters;
- Interpolating lithium grades by inverse-distance to the third power into the block model using the coded lithium-domain percentages to explicitly constrain the grade estimations; and
- Constraining the resource with a pit optimization to determine a shape and cutoff grade satisfactory to meet the requirement of reasonable prospects for economic extraction.

11.3 DATABASE

Mineral resources were estimated using data generated by ABTC. These data were provided to RESPEC by ABTC between September 2021 and November 2023.

11.3.1 DRILL-HOLE DATABASE

The drillhole data are in UTM Zone 11 NAD83 coordinates in US Feet. The database includes information from 30 holes drilled, all of which were drilled in the area of the Tonopah Flats resources. A total of 29 of these drillholes contribute assay data that are directly used in the estimation of the lithium mineral resources. One drillhole was not assayed by ABTC due to intercepting alluvial material to the total depth drilled.

RESPEC periodically updated the database with the information acquired during ABTC's drilling program, including lithium assay data received from ABTC. Table 11-1 presents descriptive statistics of all audited and accepted Tonopah Flats deposit drillhole analytical data imported into Surpac and Leapfrog software. Data from rejected samples have been excluded from the table.

Table 11-1. Descriptive Statistics of Sample Assays in Tonopah Flats Drillhole Database

	Count	Mean	Median	Std Dev	CV	Minimum	Maximum	Units
Li ppm	3525	584	553	332	0.57	28	1,940	ppm
Capped Li	3525	582	549	331	0.57	28	1,650	ppm

11.3.2 TOPOGRAPHY

RESPEC used publicly available digital topographic data to create the three-dimensional, digital topographic surface used in resource modeling.

11.4 DEPOSIT GEOLOGY RELEVANT TO RESOURCE MODELING

The Tonopah Flats lithium deposit is mainly hosted by flat-lying Miocene Siebert Formation claystones, with minor mineralization in interbedded tuffs and sedimentary units. The favorable units of the Siebert Formation are overlain by approximately 50 feet of unmineralized alluvial gravels. Lithium grades of greater than 300ppm are contained primarily within claystones of the Siebert Formation. Higher grade mineralization observed in core samples is correlated with broken zones within weakly to moderately laminated claystone units, indicating some possible structural control. Lower-grade zones of mineralization are typically associated with impure claystone beds which are mixed with sandstones, conglomerates, or local tuffaceous units. The main geologic control on mineralization is stratigraphy. Mineralization in favorable claystone beds is consistent for thousands of feet across the deposit. A mapped fault which appears to offset the favorable stratigraphy is located on the western edge of the deposit. The base of mineralization is not currently known.

As presently drilled, the deposit has extents of 26,000 feet in the strike direction of the lower-grade mineralization, approximately 5,000 to 15,000 feet perpendicular to the strike, and up to 400 to 1,430 feet in the vertical direction. A central corridor of higher-grade mineralization within the deposit has extents of 24,000 feet along strike, approximately 4,000 to 10,000 feet perpendicular to strike, and in multiple stratigraphic horizons from 20 to 115 feet thick in the vertical direction. The central corridor has lithium grades in excess of 700ppm.

11.5 GEOLOGIC MODEL

RESPEC produced a three-dimensional digital geologic model based on downhole lithologic data and the historical regional surface geology map. Small-scale local faulting likely took place, offsetting the stratigraphy and depth to the top of lithium host-rock units, but is difficult to interpret due to the wide spaced drillhole information, and was not included in the geologic model. A district fault from Bonham and Garside (1979) was incorporated into the geologic interpretation and modified to account for 525 feet of gravel intersected in TF-2217 on the west side of the deposit. Claystone units were interpreted to be dropped down to the west on this northeast fault (Figure 6-2and Figure 6-3), and no mineralization was projected west of the fault, though it may be present at depths of greater than 525 feet.

11.6 DENSITY

Density measurements were not collected from drillhole samples within the property until the 2023 core drilling program. 50 samples were collected from core and were analyzed by Paragon. Density values were evaluated in geologic context and by lithium grade. Density values were then grouped into two groups: claystone and all other lithologies categories. Claystone was assigned a value of 1.57 g/cm3 and all other lithologies were assigned a value of 1.26 g/cm3. Alluvium was assigned a density value based Allegiant Gold's Eastside project, 17 miles to the northwest of Tonopah Flats, as published in the technical report of Ristorcelli (2021). The Tonopah Flats density values applied (tonnage factors: ft^3/ton) by lithology types are summarized in Table 11-2 including the generalized formula used to calculate the tonnage factor. Density data should be collected from future core drill programs to continue to refine the density values in the block model. The current density dataset is adequate to support the Measured and Indicated resources in this report.

Table 11-2. Tonopah Flats Deposit Assigned Tonnage Factors

Lithology	g/cm^3	Tonnage Factor	Description
Alluvium	1.8	17.8	lithologic analogue from nearby project (Allegiant Eastside)
Claystone	1.57	20.4	
Crystal Tuff	1.26	25.4	
Sandy Siltstone	1.26	25.4	
Tuffaceous Sandstone	1.26	25.4	
Airfall Tuff	1.26	25.4	
Tonnage Factor = 2000/ (Density * 62.4)			

11.7 LITHIUM BLOCK MODELING AND ESTIMATION

11.7.1 MINERAL DOMAINS

A mineral domain encompasses a volume of rock that ideally is characterized by a single, natural, grade population of a metal or metals that occurs within a specific geologic environment. To define the mineral domains at Tonopah Flats, the natural lithium population was first identified on population-distribution graphs that plot the lithium-grade distribution of all the drillhole assays (Figure 11-1). Breaks in slope on the graph delineate different grade populations. This analysis led to the identification of three grade populations for lithium. Ideally, each of these populations can be correlated with specific geologic characteristics that are captured in the project database. These characteristics can be used in conjunction with the grade populations to interpret the bounds of the lithium mineral domains. The approximate grade ranges of the lower-grade (domain 100), moderate-grade (domain 200), and higher-grade (domain 300) domains that were modeled for lithium are listed in Table 11-3.

Figure 11-1. Lithium Population-Distribution Graph



Quantile Plot of Samples
1%
5%
10%
25%
50%
75%
90%
95%
99%
1000
100
Grade
High-Grade Domain > ~ 870 ppm
Mid-Grade Domain ~ 230 to ~ 870 ppm
Low-Grade Domain ~ 56 to ~ 230 ppm
mda_li_ppm
Count 3524
Mean 585
Median 553
StdDev 332
CV 0.57
Min 28
Max 1940

Table 11-3. Approximate Grade Ranges of Lithium Domains

Domain	ppm Li
100	~56 to ~230
200	~230 to ~870
300	> ~870

The lithium mineral domains were interpreted in a three-dimensional modeling software package using the lithium drillhole assay data and associated lithologic codes, as well as cross-sectional lithological interpretations. This information was used to discern the stratigraphic controls of the mineralization discussed in Section 6.2 and 6.3 and to model the domains accordingly using a set of vertical, 500-foot spaced, north-northeast-looking cross sections that span the extents of the deposit. Control lines and points were inserted on the cross sections to model the mineralization along bedding. Modeling was completed using both Leapfrog and Surpac software packages.

The lithium grade caps described in Table 11-4 were not treated as hard boundaries for the purposes of modeling. As is typically the case in the distribution of grade values in mineral deposits, some variability of the Tonopah Flats mineralization resulted in the need for including minor quantities of mineralization

with values outside of the modeled domain grade breaks. These inclusions and exclusions were based on the interpretation of the domains themselves with geologic context.

Cross-sections showing examples of the lithium mineral domains in the central portion of the Tonopah Flats deposit are shown in Figure 11-2 and Figure 11-3.

Figure 11-2. Cross Section Looking East Showing Lithium Domains


resource pit
FEET
0 500 1000 2500 5000
Drill Hole Assays
Assays ppm Li
0-56
56-230
230-870
>870
Mineral Domains
high-grade domains
mid-grade domains
low-grade domains
claim outline
Cross Section location through the deposit
ABTC
Tonopah Flats Lithium Project
Typical Cross Section
Showing Lithium Domains

Figure 11-3. Long Section Looking East Showing Lithium Domains



Drill Hole Assays
Assays ppm Li
0-56
56-230
230-870
>870
Mineral Domains
high-grade domains
mid-grade domains
low-grade domains
claim outline
Long Section location through the deposit
ABTC
Typical Long Section
Showing Lithium Domains
Tonopah Flats Lithium Project

RESPEC

11.7.2 ASSAY CODING, CAPPING, AND COMPOSITING

Drillhole lithium assays were coded to the lithium mineral domains using the cross-sectional polygons sliced on section from mineral domain solids. Assay caps (Table 11-4) were determined by the inspection of population distribution plots of the coded assays, by domain, to identify high-grade outliers that might be appropriate for capping. Descriptive statistics of the coded assays by domain and visual reviews of the spatial relationships of the possible outliers, and their potential impacts during grade interpolation, were also considered in the definition of the assay caps.

Table 11-4. Tonopah Flats Lithium Assay Caps by Domain

Domain	Number	ppm
Low grade	4	300
Mid-grade	5	1,200
High grade	7	1,650

Each model block was coded to the volume percentage of each of the three domains for lithium, as discussed below. Model blocks that are not entirely coded to the lower-, moderate- and higher-grade domains were not estimated. Lithium was not modeled within alluvial gravels (Qal) overlying the claystone.

In addition to the assay caps, restrictions on the search distances of moderate- and higher-grade portions of some of the domains were applied during grade interpolations. The use of search restrictions allows for minimizing the number of samples subjected to capping while properly respecting the highest-grade populations within each domain.

Descriptive statistics of the capped and uncapped lithium assays are provided in Table 11-5.

Table 11-5. Descriptive Statistics of Tonopah Flats Coded Lithium Assays

	Sample Count	Mean	Median	Std Dev	CV	Minimum	Maximum
Low-Grade Lithium Domain							
Li ppm	412	138	130	65	0.47	29	561
Capped Li	412	137	130	60	0.44	29	300
Medium-grade Lithium Domain							
	Sample Count	Mean	Median	Std Dev	CV	Minimum	Maximum
Li ppm	2,010	518	498	203	0.39	69	1,460
Capped Li	2,010	518	498	202	0.39	69	1,200
High-grade Lithium Domain							
	Sample Count	Mean	Median	Std Dev	CV	Minimum	Maximum
Li ppm	1011	939	937	246	0.26	127	1,940
Capped Li	1011	939	937	244	0.26	127	1,650
Outside Lithium Domain							
	Sample Count	Mean	Median	Std Dev	CV	Minimum	Maximum
Li ppm	92	131	52	219	1.66	28	1,160
Capped Li	92	73	52	41	0.56	28	150

The capped assays were composited at 10ft down-hole intervals that respect the mineral domain boundaries. This minimal compositing was deliberately chosen as part of an effort to retain some of the inherent variability of the Tonopah Flats mineralization in the resource modeling and avoid over-smoothing of the values. Descriptive statistics of Tonopah Flats composites are shown in Table 11-6.

Table 11-6. Descriptive Statistics of Tonopah Flats Lithium Composites

	Composite Count	Mean	Median	Std Dev	CV	Minimum	Maximum	Units
Low-grade Lithium domain								
Capped Li	231	137	136	51	0.37	29	300	ppm
Mid-grade Lithium domain								
	Composite Count	Mean	Median	Std Dev	CV	Minimum	Maximum	Units
Capped Li	1052	518	502	179	0.35	106	1,096	ppm
High-grade Lithium domain								
	Composite Count	Mean	Median	Std Dev	CV	Minimum	Maximum	Units
Capped Li	526	939	932	210	0.22	245	1,645	ppm
Outside Lithium Domains								
	Composite Count	Mean	Median	Std Dev	CV	Minimum	Maximum	Units
Capped Li	50	72	53	39	0.54	32	150	ppm

11.7.3 BLOCK MODEL CODING

Three-dimensional mineral-domain solids were used to code a three-dimensional block model with a model bearing of 0° that is comprised of 100 x 100 x 20-foot blocks (model x, y, z). The block size was chosen in consideration of the sub-horizontal stratigraphic control of the deposit. The volume percentages of each mineral domain for lithium were stored within each block (partial percentage coding). The block model was also coded using the digital topographic surface mentioned in Section 11.3.2. Lithologic units were also coded to the block model.

The bulk density values discussed in Section 11.6 were assigned to model blocks, so that blocks coded with any partial percentage of lithium have a density assigned.

11.7.4 GRADE INTERPOLATION

The parameters applied to the lithium grade estimations at Tonopah Flats are summarized in Table 11-7. Grade interpolation was completed in two passes using length-weighted composites (Table 11-8).

Due to the uniform nature of the sub-horizontal lithological controls, the modeled mineralization has one orientation of mineralization that covers most of the deposit with local areas of gently east dipping mineralization. The block model was therefore coded to two estimation areas. Estimation area 11 encompasses the majority of the Tonopah Flats deposit and is characterized by shallow dips of the stratigraphic host rocks of up to about 1-2° to the northwest. Estimation area 12 encompasses local areas of strata dipping gently to the east.

Table 11-7. Tonopah Flats Search-Ellipse Orientations and Maximum Search Distances by Estimation Area

Estimation Area	Search Ellipse Orientation			Maximum Search Distance (ft)		
	Azimuth (degrees)	Dip (degrees)	Rotation (degrees)	Low-Grade	Mid-Grade	High-Grade
11	316	0	1.5	5,000	5,000	5,000
12	316	0	-1.5	5,000	5,000	5,000

Table 11-8. Tonopah Flats Estimation Parameters

Description	Parameter
Estimation Pass One	
Samples: minimum/maximum/maximum per hole	1 / 15 / 3
Search anisotropies (ft): major/semimajor/minor (vertical)	5 / 5 / 1
Inverse distance power	2
High-grade restrictions (grade in ppm Li/ton, distance in ft)	700 / 4,600
Low-grade restrictions (grade in ppm Li/ton, distance in ft)	290 / 250
Estimation Pass Two	
Samples: minimum/maximum/maximum per hole	2 / 15 / 3
Search anisotropies (ft): major/semimajor/minor (vertical)	2 / 2 / 1
Inverse distance power	2

The second estimation pass used a broader 2 to 1 anisotropy compared to the 5 to 1 of the first pass. The second estimation pass populated blocks that were not estimated by the first pass, which is largely limited to the outer extents of the domain domains and only a limited portion of the domains lie in the second pass.

Lithium grades were interpolated using inverse-distance to the second power (ID2), ordinary kriging (OK), and nearest-neighbor (NN) methods. The mineral resources were estimated using ID2 interpolation, as this method led to results that were judged to approximate the drill data more closely. The OK and NN estimations were completed only as statistical checks on the ID2 interpolations.

The estimation passes were performed independently for each of the mineral domains, so that only composites coded to a particular domain were used to estimate grade into blocks coded by that domain. The estimated grades were coupled with the partial percentages of the mineral domains to enable the calculation of weight-averaged lithium grades for each block. The final resource grades, and their associated resource tonnages, are therefore fully block-diluted using this methodology.

11.7.5 BLOCK MODEL CHECKS

Lithium domain volumes coded into the block model as partial percentages were compared to the volumes of the cross-sectional mineral-domain sliced polygons of the domain solids to assure close agreement, and all block-model coding was checked visually. A polygonal estimate using the cross-sectional domain polygons was used as a check on the ID2 estimation results, as were the OK and NN

estimates. No unexpected relationships between the check estimates and the ID2 estimate were identified. Various grade-distribution plots of assays, composites, OK, and NN and ID2 block grades were evaluated as a check on both the global and local estimation results. Figure 11-4 shows the block composites compared to ID2 and NN estimates. There is a close relationship between the block composites and the ID2 and NN estimates which confirms the estimates are working well near the data the estimate is based on. The figure does not show significant smoothing where the ID2 estimate would diverge from the block composite values. Finally, the ID2 grades were visually compared to the drill-hole assay data in detail to assure that reasonable results were obtained; particular emphasis was placed on the evaluation of the estimations of higher-grade lithium.

Figure 11-4. Lithium Block Composites and Coincident Block Estimate


Tonopah Flats - Quantile Plot of Li
Block Composites and Coincident Block Estimates
1%
5%
10%
25%
50%
75%
90%
95%
99%
1000
100
ppm Li
Li Block Comp
Li BM NN
Li BM ID

	Count	Mean	Median	StdDev	CV	Min	Max
Li Block Comp	804	593.40	593.71	275.49	0.46	67.42	1496.77
Li BM NN	804	596.68	580.90	293.05	0.49	55.00	1645.00
Li BM ID	804	593.72	591.89	273.44	0.46	65.29	1419.22

11.8 MINERAL RESOURCES

The previous technical report, dated in December 2023, presented the lithium resources lithium hydroxide monohydrate (LHM). During 2023 ABTC conducted a metallurgical test program for the extraction of lithium from claystone sourced from the Tonopah Flats property. This test work developed the basis for the process block flow diagram presented in Section 14.0 of this IA and defined the process design criteria which will be used for development of an onsite refinery which will produce battery grade lithium hydroxide monohydrate (LHM) from lithium claystone supplied by the mine. The current lithium resources and project economics are presented in this report as LHM.

The Tonopah Flats deposit has the potential to be mined by open-pit methods in two pits, the North Pit and the South Pit which are located north and south of US Hwy 6 – US Hwy 95, respectively. The mineral resources were estimated to reflect potential open-pit extraction as the primary scenario (mineral resources potentially amenable to open pit mining methods). The pit optimization reports production in the form of LHM from the two optimized pits.

Lithium resources reported in this TRS show a moderate increase from the estimate presented in the TRS of RESPEC (2023b). Several factors led to the increase including:

- The addition of eight core holes increased mineralization on the south end of the deposit which extended mineralization to the south, west, and at depth;
- Increased grade in drilling core;
- Continuity in the high-grade domain was added during modeling to reflect added confidence in the geologic model; and
- Minor adjustments to the estimation parameters were made while fine tuning the estimate

To meet the requirement of reasonable prospects for economic extraction for the portion of the mineral resources potentially amenable to open pit mining methods, pit optimizations were run using the parameters summarized in Table 11-9.

Table 11-9. Pit Optimization Parameters

Item	Value	Unit
Mining cost	2.45	$/ton claystone
Processing cost	11.62	$/ton processed
Processing rate	10.95	Mtons-per-year processed
General and Administrative cost	4,500,000	$/year
LHM price	40,000	$/ton
Li recovery	65.7	percent
Minimum Li Grade	300	ppm

The two pit shells created by this optimization were used to constrain the mineral resources potentially amenable to open-pit mining methods, with the added constraint of a lithium cutoff grade of 300ppm applied to all model blocks lying within the optimized pits. Also, a linear zone through US Hwy 6 – US Hwy 95, which crosses through the central portion of the project, and a 100-foot buffer around it, were excluded from the optimization. The lithium cutoff grade was calculated using the processing and general and administrative costs, as well as the lithium price, and recovery provided in Table 11-9. The mining cost is not included in the determination of the cutoff grade, as all material in the conceptual pits is potentially to be mined and the cutoff grade determines whether the mined materials are sent to be processed or to the waste-rock storage facilities (WRSF). The reference point at which the mineral resources are defined is therefore at the top rim of the pits, where material having lithium equal to or greater than the cutoff grade would be processed.

The metal prices used in the pit optimization and the determination of the lithium cutoff grade are derived from a lithium hydroxide monohydrate price of $40,000/ton. The reader is referred to Sections 11.9 and 16.0 for a summary of RESPEC's reasoning for the selected commodity price. The open-pit resource estimates are based on a 30,000 ton per day (Tpd) processing rate, with processing assumed to consist of roasting followed by water leaching and LHM recovery.

The pit shells created using these optimization parameters were used to constrain the project resources at a grade of 300ppm within claystone only, which was done as a conservative measure to avoid extremely low cutoff grades despite economics. It should be noted that without the grade constraint, the resulting pit shell using these parameters would be larger than has been used for the resources reported herein.

All mineral resources are contained within the ABTC property boundary. Pit shells used for optimization were allowed to go slightly outside the boundary, such that all mineral resource material inside the property can be reported. RESPEC notes that in an actual mine design, pit edges would have to be moved within the boundary unless adjacent land could be acquired.

Results from the pit optimization define a resource of over 3.16 billion short tons of Measured and Indicated material at an average grade of 596ppm Li. This resource is estimated using a 300ppm Li cutoff.

The Tonopah Flats project resources are summarized in Table 11-10. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 11-10. Lithium Mineral Resources

Classification	kTons	Grade Li (ppm)	Li kTons	LHM kTons
Measured	721,000	702	510	3,060
Indicated	2,439,000	565	1,380	8,340
Measured and Indicated	3,160,000	596	1,890	11,400
Inferred	2,931,000	550	1,610	9,750

a) The estimate of mineral resources was completed by RESPEC.

b) Tonopah Flats resources are classified as Measured, Indicated, and Inferred.

c) Mineral resources comprised all model blocks at a 300ppm ton Li cutoff that lie within an optimized pit.

d) Lithium hydroxide monohydrate (LHM) tons were calculated using a factor of 6.0459.

e) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

f) Mineral resources potentially amenable to open pit mining methods are reported using a Lithium hydroxide monohydrate price of US$40,000/ton, assumed metallurgical recoveries of 65.7% for Li, mining costs of US$2.45/ton mined, processing costs of US$11.62/ton processed, minimum grade of 300ppm lithium within claystone, and general and administrative costs of $0.38/ton processed, and a 33,000-ton per day processing rate.

g) The effective date of the estimate is December 21, 2023.

h) Rounding may result in apparent discrepancies between tons, grade, and contained metal content.

RESPEC is not aware of any unusual environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors not discussed in this report that could materially affect the mineral resource estimates as of the effective date of the report.

Figure 11-5 and Figure 11-6 present a cross-section and long section, respectively, through the central portion of the Tonopah Flats deposit that show estimated block-model lithium grades. These figures correspond to the mineral-domain cross-sections presented in Figure 11-2 and Figure 11-3.

Figure 11-5. Cross Section Showing Block-Model Lithium Grades with Pit


resource pit
FEET
0
500
1000
2500
5000
Drill Hole Assays and
Block Model Grades
Assays ppm Li
0-56
56-230
230-870
>870
Mineral Domains
high-grade domains
mid-grade domains
low-grade domains
claim outline
Cross Section location through the deposit
ABTC
AMERICAN BATTERY
Typical Cross Section
Showing Lithium Domains and
Block Model
Tonopah Flats Lithium Project
DATE: January 13, 2024
SCALE: As Shown
COORDINATE SYSTEM: NAD 83 State Plane US FT

Figure 11-6. Long Section Showing Block Model Lithium Grades with Pit



Drill Hole Assays and
Block Model Grades
Assays ppm Li
0-56
56-230
230-870
>870
Mineral Domains
high-grade domains
mid-grade domains
low-grade domains
claim outline
Long Section location through the deposit
ABTC
Tonopah Flats Lithium Project
Typical Long Section Showing Lithium Domains and Block Model

Table 11-11 presents the Tonopah Flats mineral resources compared to subsets of mineralized material tabulated with increasing cutoff grades. This is presented to provide grade-distribution data that allows for detailed assessment of the project resources. All the tabulations are constrained as lying within the same optimized pit shells used to constrain the current mineral resources, which means the tabulations at cutoffs higher than the resource cutoff grade of 300ppm Li represent subsets of the current resources.

Table 11-11. Tonopah Flats Inferred Mineral Resources at Various Cutoffs

Classification	Cutoff (ppm Li)	kTons	ppm Li	Li kTons	LHM kTons
Measured	300	721,000	702	510	3,060
	400	676,000	725	490	2,960
	500	594,000	762	450	2,740
	600	480,000	813	390	2,360
	700	343,000	877	300	1,820
	800	234,000	937	220	1,320
	900	134,000	1,003	130	810
	1,000	54,000	1,094	60	360
	1,100	20,000	1,181	20	140
	1,200	7,000	1,258	10	50
	1,300	1,000	1,343	-	10
Indicated	300	2,439,000	565	1,380	8,340
	400	2,033,000	606	1,230	7,450
	500	1,347,000	686	920	5,580
	600	824,000	774	640	3,860
	700	496,000	860	430	2,580
	800	328,000	919	300	1,820
	900	162,000	988	160	970
	1,000	55,000	1,068	60	360
	1,100	13,000	1,163	20	90
	1,200	3,000	1,241	-	20
	1,300	-	1,325	-	-
Measured and Indicated	300	3,160,000	596	1,890	11,400
	400	2,709,000	636	1,720	10,410
	500	1,941,000	709	1,370	8,320
	600	1,304,000	788	1,030	6,220
	700	839,000	867	730	4,400
	800	562,000	926	520	3,140
	900	296,000	995	290	1,780
	1,000	109,000	1,081	120	720
	1,100	33,000	1,174	40	230
	1,200	10,000	1,253	10	70

	1,300	1,000	1,343	-	10
	300	2,931,000	550	1,610	9,750
	400	2,622,000	572	1,500	9,070
	500	1,831,000	624	1,140	6,910
	600	1,017,000	684	700	4,200
	700	289,000	782	230	1,370
Inferred	800	89,000	894	80	480
	900	35,000	964	30	200
	1,000	7,000	1,050	10	50
	1,100	1,000	1,137	-	10
	1,200	-	1,230	-	-
	1,300	-	-	-	-

a) The project mineral resources are shown in bold and italics and are comprised of all model blocks at a 300ppm Li cutoff that lie within optimized resource pits;

b) Tabulations at higher cutoffs than used to define the mineral resources represent subsets of the mineral resource;

c) Mineral resources that are not mineral reserves do not have demonstrated economic viability; and

d) Rounding as required by reporting guidelines may result in apparent discrepancies between tons, grade, and contained metal content.

The Tonopah Flats lithium resources are pit-constrained and exclude the portion of the deposit directly underlying the highway which bisects the property along with Nevada Division of Transportation (NDOT) borrow pits located near the western boundary of the property (Figure 11-7).

Figure 11-7. North and South Resource Pits


North Pit
Borrow Pits
Highway
South
Pit
N
Property Boundary
US Hwy 6 - US Hwy 95
ABTC
Resource Pits
Date: 05 January 2025
Tonopah Flats Lithium Project
Coordinate System: NAD 83 US Ft

Table 11-12 provides the tabulations of the Tonopah Flats inferred mineral resources by spatial zone, which are subsets of the total resources and correspond to the areas north and south of the highway.

Table 11-12. Tonopah Flats Inferred Mineral Resources by Zone

Area	Classification	kTons	ppm Li	Li kTons	LHM kTons
North Zone	Measured	63,000	625	40	240
	Indicated	1,060,000	531	560	3,400
	Measured and Indicated	1,123,000	536	600	3,640
	Inferred	1,088,000	501	550	3,300
South Zone	Measured	658,000	709	470	2,820
	Indicated	1,379,000	592	820	4,940
	Measured and Indicated	2,037,000	630	1,290	7,760
	Inferred	1,843,000	579	1,070	6,450

a) All resources at Tonopah Flats are classified as Measured, Indicated, and Inferred;

b) The project mineral resources are separated by spatial areas on each side of the highway and are comprised of all model blocks at a 300ppm Li cutoff that lie within optimized resource pits;

c) Tabulations in spatial zones represent subsets of the mineral resource;

d) Mineral resources that are not mineral reserves do not have demonstrated economic viability; and

e) Rounding as required by reporting guidelines may result in apparent discrepancies between tons, grade, and contained metal content.

11.8.1 CLASSIFICATION

The Tonopah Flats mineral resources in this estimate are classified as Measured, Indicated, and Inferred. The Measured classification is limited to any block within 1,000 feet of a core hole or within and average distance of 2,100 feet from any two drillholes. The Indicated classification is limited to any block within and average distance of 3,400 feet from any two drillholes. The Inferred classification is limited to any blocks coded to estimation pass one with a search distance of 5,000 feet along bedding. Any estimated blocks which did not meet these criteria were not classified and therefore are not reported as mineral resources. A plan map of block classification inside the land package for Tonopah Flats is provided in Figure 11-8.

Figure 11-8. Resource Classification


TF-2101
TF-2222
TF-2102
TF-2213
TF-2103
TF-2220
TF-2221
TF-2211
TF-2104
TF-2207
TF-2212
TF-2105
TF-2217
TF-2210
TF-2106
TF-2219
TF-2330
TF-2326
TF-2329
TF-2214
TF-2327
TF-2328
TF-2209
TF-2325
TF-2215
TF-2216
TF-2324
TF-2208
TF-2218
TF-2323
N
Tonopah Flats Claim Outline
US Hwy 6 - US Hwy 95
Drill Hole Location
Resource Classification
Measured
Indicated
Inferred
ABTC
Resource Classification
Date: 05 January 2024
Tonopah Flats Lithium Project
Coordinate System: NAD 83 US Ft

Tonopah Flats mineral resource classification is based on the confidence in the underlying data and understanding of project mineralization. The upgrade to Measured and Indicated classifications was based on the continuity of mineralization observed between holes, the validation of drillholes with either

a twin hole or close offset, the increase in drill density with core drilling, and collection of in-situ density data.
Uncertainties that could impact resource classification include: (i) the potential for poor sample quality in some portions of the RC holes; (ii) the potential for unknown channels of barren gravels; (iii) the lack of downhole surveys; (iv) and the uncertainty of the subsurface strike and dip of the west bounding fault.

There is an inherent risk of down-hole contamination in RC drilling generally, particularly below the water table.

11.9 DISCUSSION OF RESOURCES

The current Tonopah Flats mineral resources are estimated in consideration of potential mining by open pit with 100 x 100 x 20-foot blocks to accommodate open-pit engineering requirements. All other modeling steps and inputs that were used to estimate the lithium resources, including the mineral-domain modeling, grade capping, grade estimation, density assignment, and classification, were completed independent of potential mining methods.

Potential mining by open pit uses LHM prices that reflect current trends. The current resources are pit-constrained based on a $40,000/ton LHM price. This price was determined by evaluating the three-year average of historical prices ($43,111) rounded down to $40,000/ton. A more thorough discussion of pricing for both the mineral resources and economic analysis is presented in Section 16.0 of this IA. Based on the current market conditions and demand for lithium, RESPEC believes that this price projection is reasonable. There is some risk that a significant commodity price drop could change the economics input to the pit constraints used to report this resource. Such a change could increase the cutoff grade and reduce the tonnage compared to the reported resources.

The resources are classified based on the underlying geologic understanding and drillhole spacing of the deposit. The upgrade to Measured and Indicated classifications was based on the continuity of mineralization observed between holes, the validation of drillholes with either a twin hole or close offset, the increase in drill density with core, and collection of in-situ density data.

Updated density values collected from the core program reduced the Li tonnage in the north pit area. The south pit area increased in Li tonnage due to the core program expanding the deposit to the west, south, and at depth. Li grades returned from the core program also increased the grade of the south pit area.

The lack of downhole surveys contributes to a level of uncertainty as to the exact location of drill samples at depth. However, these uncertainties are mitigated largely because the holes were drilled vertically, the open-pit nature of any potential mining operation, and the large scale of the mining unit.

As of the effective date of this report, RESPEC is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, or political factors that may materially affect the Tonopah Flats mineral resources and that are not otherwise discussed in this report. RESPEC believes that any factors that would likely influence the prospect of economic extraction have either been addressed or could be resolved by further drilling.

12.0 MINERAL RESERVE ESTIMATES

There are no current mineral reserves at the Tonopah Flats lithium project.

RESPEC

13.0 MINING METHODS

RESPEC Engineers reviewed the updated resource model and compared it to the previous model used in the December 2023 IA (RESPEC, 2023b). Specifically, RESPEC reviewed the total tonnages and grades in both the South and North pits. It was found that there was an 8.8% reduction in the total tonnage of the pit designs, which is a function of the lower densities from samples collected during the 2023 core drilling program. The mine production schedule in the RESPEC (2023b) IA was constrained to a 50-year mine life and only used a portion of South Pit. Within the South Pit, the total material processed has been reduced by 0.8% tons and the lithium grade increased by 8.3%, which increases the total contained lithium metal by 7.4%.

RESPEC believes that because the updated mineral resources of this TRS demonstrate an improvement of the contained lithium, use of the RESPEC (2023b) IA is conservative and any update will improve project economics. RESPEC has therefore included the RESPEC (2023b) IA in this report so that the IA is maintained as the current assessment of the project's potential value. RESPEC deems this to be a conservative approach and expects to update the IA during 2024 with additional engineering for the property.

The IA presented in this report examines open-pit mining of the Tonopah Flats lithium project. Note that an IA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be classified as mineral reserves. There is no certainty that the economic results of the IA will be realized.

The proposed open-pit mining methods have been selected due to the large tonnage and aerial extents of the deposit, and the relatively soft nature of the mineralized material and overburden.

The methodology used for mine planning to define the economics for the IA includes:

- Define assumptions for the economic parameters;
- Define geometric parameters and constraints;
- Run pit optimizations;
- Define pit design parameters;
- Create pit designs;
- Identify waste-rock storage locations;
- Produce mine and process production schedules;
- Define personnel and equipment requirements;
- Estimate mining costs; and
- Perform an economic analysis.

All topics listed above are discussed in Section 13.0 with the exception of the mining cost estimates and economic analysis which are presented in Sections 18.0 and 19.0, respectively.

13.1 ECONOMIC PARAMETERS & CUTOFF GRADES

The economic parameters used for this IA have been developed between ABTC and RESPEC Table 13-1 presents the economic parameters used for mining, processing and general and administrative (G&A) costs. Mining costs assume contractor pre-striping moving to owner-operator mining activities as the project has a significantly long mine life. Processing costs were provided by ABTC and Woods Process Services, LLC of Sparks, Nevada. G&A costs were based on a fixed cost of $4.5 million per year for site management, environmental, general site maintenance, insurance, human resources, and other administrative costs.

There are no royalties associated with the Tonopah Flats property. Because a highway runs through the middle of the deposit, a constraint around the highway was used with a 200-foot right-of-way. This right-of-way divided the deposit evenly into north and south portions (North Pit and South Pit), of which only the South Pit was included in the mine life and pit designs of this IA.

Table 13-1. Economic Parameters

	RESPEC	Units
Mining	$ 2.45	$/ton Mined
Processing	$ 11.62	$/ton claystone Processed
Yearly Throughput	10.95	MTpa claystone
G&A/year	$ 4.50	M USD/ Year
G&A $/ton	$ 0.41	$/ton
Overall Recovery	65.7%	
Selling Price	$ 31,000	$/ton LHM

Cutoff grades were used to distinguish material that would be processed from waste material. An internal cutoff grade of 400ppm was used to determine in-pit material to be mined.

13.2 PIT OPTIMIZATION

Production physicals were considered when specifying mine parameters for pit optimization and subsequent pit design and production scheduling. Pit optimizations for the Tonopah Flats Project used Geovia's Whittle Software's (Version 2022) Lerchs-Grossman (LG) algorithm to create 3-dimensional pit shells. The metal selling price used for this analysis is $31,000/ton of LHM. Pit optimizations were generated using ranges of LHM prices from $5,000 to $55,000 per ton in increments of $500 per ton and a mining cost of $2.45 per ton. The pit optimization results at various prices are shown in Table 13-2.

RESPEC

Table 13-2. Pit Optimizations 400ppm Min Clay Cutoff, $2.45/ton Mining Cost

LHM	Material Processed			Waste	Total	Strip
$/ton	kTons	ppm	Tons LHM	kTons	kTons	Ratio
$ 5,000	815,906	765	3,774,038	331,129	1,147,035	0.41
$ 5,500	1,425,394	721	6,216,999	502,143	1,927,537	0.35
$ 6,000	2,002,959	687	8,321,516	671,624	2,674,584	0.34
$ 6,500	2,521,639	660	10,061,284	825,543	3,347,182	0.33
$ 7,000	3,063,136	634	11,746,640	984,717	4,047,853	0.32
$ 7,500	3,634,141	617	13,560,712	1,466,583	5,100,724	0.40
$ 8,000	3,898,681	608	14,325,700	1,645,105	5,543,786	0.42
$ 8,500	4,025,893	603	14,681,078	1,756,302	5,782,195	0.44
$ 9,000	4,111,456	600	14,919,407	1,865,437	5,976,893	0.45
$ 9,500	4,173,498	598	15,090,990	1,967,187	6,140,684	0.47
$ 10,000	4,206,934	597	15,184,641	2,037,471	6,244,405	0.48
$ 15,000	4,272,497	595	15,368,557	2,269,491	6,541,988	0.53
$ 20,000	4,281,295	595	15,393,889	2,343,659	6,624,953	0.55
$ 25,000	4,284,050	595	15,401,567	2,377,691	6,661,741	0.56
$ 30,000	4,285,295	595	15,405,014	2,398,241	6,683,535	0.56
$ 31,000	4,285,433	595	15,405,376	2,400,852	6,686,284	0.56
$ 35,000	4,285,741	595	15,406,223	2,407,238	6,692,979	0.56
$ 40,000	4,286,146	595	15,407,311	2,416,510	6,702,656	0.56
$ 45,000	4,286,433	595	15,408,097	2,424,408	6,710,841	0.57
$ 55,000	4,286,582	595	15,408,460	2,429,228	6,715,810	0.57

Pit designs were completed for Tonopah Flats using Surpac™ software (Version 2020). The designs utilize 20ft high benches with a 20ft wide catch bench installed every other bench, or 40 vertical feet apart. The bench face angle used is 34°. The resulting inner-ramp slope is 22°. Tonopah Flats pit designs were completed with one pit phase. The pit is located on the south side of US Highway 6.

13.3 ROAD AND RAMP DESIGN

Detailed roads and ramp designs were not created for this study, but conceptual haul routes were used to develop haulage profiles and truck requirements.

The ramps that will be utilized for production will be designed for the use of 150-ton haul trucks with an operating width of 24.72 feet. For two-way access, the goal of road design is to allow a running width of near-3.5 times the width of the trucks. MSHA regulations specify that safety berms be maintained at least ½ the diameter of the tires of the haul trucks that will travel on roads. The ½ height of the 150-ton truck is approximately 5.02 feet. An extra 10% will added to the berm height design to ensure that all berms are sufficient in height, resulting in a total berm height of 5.52ft.

Safety berms assume a slope of 1.5 horizontal to 1.0 vertical. Considering that ramps in the pit only require one berm, the road width of 103 feet was determined for two-way traffic, which allows for 3.5

times the operating width of the haul trucks. Single-lane traffic roads are estimated to require 65 feet, which allows 2.0 times the operating width of the 150-ton haul trucks. Haul roads grades will be designed at a maximum of 10%.

Roads outside of the pit will require two berms and widths are estimated to be 120 feet, allowing 3.5 times the width of the 150-ton haul trucks.

13.4 PIT DESIGN

Detailed geological and hydrological models have not been completed for the project as of the effective date of this TRS. The general geotechnical assumptions are that the bench height will be excavated at a height of 20ft, and the bench faces will be designed with a 34° face. Catch benches will be 20ft wide. These design criteria were applied to all pit design faces, yielding an overall pit slope of 22°. Validity of this assumption will require additional review in subsequent studies.

13.5 WASTE ROCK STORAGE DESIGN

A preliminary WRSF location has been conceptually located west of the South Pit with possible in-pit backfill to be placed as mining allows.

13.6 PRODUCTION SCHEDULE

Production scheduling was completed using MineSched software (Version 2022). The production was primarily driven by constraining the produced product to approximately 33,000 tons per year, after a two-and-a-half-year ramp up, with an average of 16.97 million tons of total material mined annually, after initial pre-stripping. Mining assumes the use of contract mining for initial pre-stripping and owner operated equipment to sustain the productivity required to feed the processing facility thereafter.

The resulting production schedule requires approximately 12 months of preproduction to strip waste above the deposit. Production is ramped up through the first two years of production, reaching full capacity at the beginning of Year 3. Table 13-3 summarizes the 50-year production schedule.

Processing is assumed to start at the beginning of production Year 1 and continues throughout the mine life, until mining ceases in Year 50.

Table 13-3. 50-Year Production Schedule

Forecast Summary	Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6-10	Yr_11-15	Yr_16-20	Yr_21-30	Yr_31-40	Yr_41-50	Total
Pit to StkPl	kTons	803	4,169	2,726	4,400	5,155	4,041	16,344	24,396	36,360	36,614	66,090	82,916	284,014
*_stkpl	ppm Li	569	478	515	527	512	536	589	547	502	598	490	474	513
	Li ton	457	1,992	1,403	2,319	2,641	2,164	9,627	13,350	18,263	21,910	32,361	39,293	145,781
	ppm LiOH	3,441	2,888	3,111	3,186	3,097	3,238	3,561	3,308	3,036	3,618	2,960	2,865	3,103
	LiOH ton	2,764	12,041	8,481	14,022	15,963	13,084	58,196	80,706	110,404	132,453	195,633	237,534	881,280
Pit to Mill	kTons	-	2,434	5,672	8,568	5,969	4,524	41,678	39,942	35,578	72,919	81,305	60,916	359,506
mill	ppm Li	-	736	737	757	811	785	785	755	635	818	683	638	724
	Li ton	-	1,792	4,179	6,483	4,843	3,550	32,718	30,161	22,606	59,622	55,492	38,871	260,315
	ppm LiOH	-	4,450	4,454	4,574	4,904	4,745	4,746	4,565	3,841	4,943	4,126	3,857	4,377
	LiOH ton	-	10,832	25,262	39,192	29,274	21,463	197,786	182,328	136,657	360,428	335,461	234,982	1,573,668
Total Above Cutoff	kTons	803	6,603	8,398	12,968	11,124	8,564	58,022	64,338	71,939	109,533	147,395	143,832	643,521
	ppm Li	569	573	665	679	673	667	730	676	568	744	596	543	631
	Li ton	457	3,784	5,582	8,803	7,483	5,715	42,345	43,511	40,869	81,532	87,853	78,163	406,096
	ppm LiOH	3,441	3,464	4,018	4,103	4,067	4,034	4,412	4,088	3,434	4,500	3,603	3,285	3,815
	LiOH ton	2,764	22,873	33,744	53,214	45,237	34,547	255,983	263,035	247,061	492,881	531,094	472,516	2,454,948
AL_Wst*	kTons	34,734	-	-	-	-	-	-	-	-	8,810	21,995	17,400	82,939
AF_Wst*	kTons	-	-	-	-	-	-	1,289	-	-	14	657	134	2,094
CS_Wst*	kTons	-	-	-	-	-	-	-	-	195	78	226	1,768	2,267
CT_Wst*	kTons	-	-	-	-	-	-	-	-	-	5,814	1,973	4,470	12,257
SS_Wst*	kTons	-	-	-	-	-	-	-	-	590	-	744	850	2,184
TS_Wst*	kTons	-	-	-	-	-	-	-	-	-	3,565	1,034	2,054	6,652
Mn_Wst*	kTons	614	1,792	727	32	3,111	5,671	7,885	12,274	32,446	16,410	21,183	30,576	132,720
Wst*	kTons	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Waste	kTons	35,348	1,792	727	32	3,111	5,671	9,174	12,274	33,232	34,691	47,812	57,251	241,114
Total Mined	kTons	36,151	8,395	9,125	13,000	14,235	14,235	67,196	76,612	105,171	144,224	195,207	201,083	884,634
Strip Ratio	W:O	44.02	0.27	0.09	0.00	0.28	0.66	0.16	0.19	0.46	0.32	0.32	0.40	0.37

The South Pit will be mined starting in Year -1 and will continue as the sole pit through end of mine life, Year 50.

The ultimate pit design (Year 50) is shown in Figure 13-1, while additional pit progressions are shown as Figure 13-3, through Figure 13-5, starting with Year -1, Preproduction.

Figure 13-1. Tonopah Flats Ultimate Pit Design (Year 50)


2980000
2985000
2990000
14345000
14340000
4,880 Ft
4,900 Ft
4,920 Ft
4,920 Ft
4,880 Ft
4,800 Ft
4,940 Ft
4,780 Ft
4,760 Ft
4,740 Ft
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5,020 Ft
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N
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2000
4000
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RESPEC Reno Office
775.856.5700
ABTC
AMERICAN BATTERY TECHNOLOGY COMPANY
TONOPAH FLATS PROJECT
NYE COUNTY NEVADA USA
End of Year Map
EOY 50
Date: 12 December 2023
Scale: As Shown
Coordinate System: NV83-WF

Figure 13-2. Tonopah Flats Pit at End of Pre-Production (Year -1)


2980000
2985000
2990000
14345000
14340000
5,140 Ft
N
0
2000
4000
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ABTC
AMERICAN BATTERY
End of Year Map
EOY -1
RESPEC Reno Office
775.856.5700
TONOPAH FLATS PROJECT
NYE COUNTY NEVADA USA
Date: 12 December 2023
Scale: As Shown
Coordinate System: NV83-WF

Figure 13-3. Pit Mining Progression at End of Year 5


2980000
2985000
2990000
14345000
14340000
5,140 Ft
N
0
2000
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RESPEC Reno Office
775.856.5700
ABTC
AMERICAN BATTERY TECHNOLOGY COMPANY
TONOPAH FLATS PROJECT
NYE COUNTY NEVADA USA
End of Year Map
EOY 5
Date: 12 December 2023
Scale: As Shown
Coordinate System: NV83-WF

Figure 13-4. Pit Dimensions at End of Year 20



2980000
2985000
2990000
14345000
14340000
4,920 Ft
5,000 Ft
5,050 Ft
N
0
2000
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ABTC
RESPEC Reno Office
775.856.5700
TONOPAH FLATS PROJECT
NYE COUNTY NEVADA USA
End of Year Map
EOY 20
Date: 12 December 2023
Scale: As Shown
Coordinate System: NV83-WF

Figure 13-5. Final South Pit and Phase 1 of North Pit, End of Year 40


2980000
2985000
2990000
14345000
14340000
4,880 Ft
4,900 Ft
4,920 Ft
4,860 Ft
4,800 Ft
4,780 Ft
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4,920 Ft
4,980 Ft
5,060 Ft
N
0
2000
4000
Feet
RESPEC Reno Office
775.856.5700
ABTC
AMERICAN BATTERY TECHNOLOGY COMPANY
TONOPAH FLATS PROJECT
NYE COUNTY NEVADA USA
End of Year Map
EOY 40
Date: 12 December 2023
Scale: As Shown
Coordinate System: NV83-WF

The pits will be backfilled as space allows throughout the mine life, while one WRSF will be built as mining progresses. The WRSF will be located west of the South Pit.

13.7 EQUIPMENT REQUIREMENTS

Mining is planned to be done using 150-ton capacity haul trucks and a 28-yard hydraulic shovel capable of loading haul trucks in five passes. Additional primary mining equipment is required for drilling and blasting, and supplemental equipment will be needed to support primary mining equipment. This equipment will be purchased by the operator. A contractor will provide a fleet of 15 trucks during pre-production activities. It is anticipated that the project will require the following equipment during peak operations:

- One blasthole drill for waste and processed material;
- One 28 cubic yard hydraulic shovel run concurrently with one 28 cubic yard wheel loader during production mining;
- Nine 150-ton haul trucks are required at peak production for hauling of ore and waste material;
- Up to two 20,000-gallon water trucks are required throughout the mine life to aid in dust suppression;
- A maximum of three 600-HP bulldozers are required as support equipment for general road, pit, and stockpile maintenance;
- Two 16ft motor graders are required during peak mining to provide road maintenance;
- A single truck and lowboy are required for movement of various support equipment throughout the project;
- One 132-ton crane, to aid in maintenance of equipment fleet and infrastructure;
- One 4.7-7.3 cubic yard backhoe will be required for various utility work throughout the mine life; and
- Two 1,450 gallon per minute portable pit pumps for surface water dewatering.
- Table 13-4 presents the annual equipment requirements by equipment type with a maximum of 44 pieces of equipment required during preproduction and maximum of 38 pieces of equipment for production.

Table 13-4. Yearly Equipment Requirements

Yearly Equipment Requirements	Yr -1	Yr 1-5	Yr 6-10	Yr 11-20	Yr 21-30	Yr 31-40	Yr 41-50	Total
Production Drill	1	1	1	1	1	1	1	1
Skid Loader	1	1	1	1	1	1	1	1
Explosives Truck	1	1	1	1	1	1	1	1
28-cu. yd. Hydraulic Shovel	-	1	1	1	1	1	1	1
28-cu. yd. Front End Loader	3	1	1	1	1	1	1	3
150 Ton Haul Trucks	15	6	6	9	8	8	8	15
Water Truck - 20,000 Gallon	2	2	2	2	2	2	2	2
600 HP Dozer	2	3	3	3	3	3	3	3
16' Motor Grader	2	2	2	2	2	2	2	2
Truck and Lowboy	1	1	1	1	1	1	1	1
4.7-7.3 cu. yd. Backhoe	1	1	1	1	1	1	1	1
132 Ton Crane	1	1	1	1	1	1	1	1
Pit Pump - 1,450 gpm	2	2	2	2	2	2	2	2
Light Plant	6	6	6	6	6	6	6	6
Lube & Fuel Truck	1	1	1	1	1	1	1	1
Mechanic / Service Truck	2	2	2	2	2	2	2	2
Tire Truck	1	1	1	1	1	1	1	1
Flat Bed Truck	2	2	2	2	2	2	2	2
Total	44	35	35	38	37	37	37	44

13.8 MINE PERSONNEL

Mining personnel will be hired by the company, starting in preproduction. 194 employees are required during pre-production for waste stripping. After initial pre-production, personnel requirements will peak during production years at a total of 148 employees.

Maximum personnel required per department during production years is as follows:

- Administration requires up to 20 employees, including a Mine General Manager and all other administrative and environmental personnel;
- A maximum of 23 General Personnel are required, including all technical services, mine superintendent, and foremen;
- A total of 125 hourly employees, including Operators, Mechanics, and Maintenance workers; and
- The project is expected to operate 24 hours per day and seven days per week. Two crews are expected to work per day, with a total of four crews required.

RESPEC

14.0 PROCESSING AND RECOVERY METHODS

14.1 INTRODUCTION

This section of the IA has been prepared by ABTC and third-party consultant Woods Process Services, LLC. Test work discussed in Section 10.0 of this report developed the basis for the process block flow diagram as shown in Figure 14-1 and defined the process design criteria (Table 14-1) used for the refining plant development.

The refining process presented here has been developed using industry-standard, commercially proven unit operations. This block flow diagram provides the basis for any operating costs contained in this report. ABTC has designed and is currently piloting its own internally developed process for the production of battery grade lithium hydroxide from its claystone feed material and intends to detail the performance of this system in future reports.

The processing plant will produce battery grade lithium hydroxide monohydrate from lithium claystone supplied by the mine. The refining facility will process 11.9 million tons of claystone and have an overall production capacity of 33,000 tons of lithium hydroxide monohydrate per year. Figure 14-1 illustrates the block flow diagram highlighting the major processing steps.

Figure 14-1. Process Block Flow Diagram

(from ABTC, 2023)


SULFATE
H2O
CARBONATE
ROM
COMMINUTION AND SCREENING
EXTRACTION
IMPURITY REMOVAL and CONCENTRATION
IMPURITY CRYSTALLIZATION
TAILINGS
SULFATE CRYSTALLIZATION
HYDROXIDE CONVERSION and CRYSTALLIZATION
N2

The Tonopah Flats plant is proposed to provide:

1. Comminution and screening;
2. Extraction;
3. Impurity Removal and Concentration;
4. Impurity Crystallization;
5. Sulfate Crystallization;
6. Lithium Hydroxide Conversion;
7. Tailings; and
8. Utilities.

14.2 DESIGN CRITERIA

The Process Design Criteria is presented in Table 14-1. Although much of the following portions of Section 14.0 are written in the present tense, the text herein refers to the proposed or planned Process, of the future, rather than any existing infrastructure or Process arrangement as of the effective date.

Table 14-1. Process Design Criteria

Description	Units	Value
Life of Mine	y	50
Plant Design Lithium Hydroxide Production (Phase 1 Year 1 to 5)	Tpy	33,000
Operating Hours per Year	hpy	7,884
Lithium Head Grade Phase 1	ppm	701
Lithium Extraction-Comminution/Leach	%	67.5
Lithium Recovery-Purification/Conversion	%	97.3
Lithium Recovery-Overall	%	65.7

14.3 COMMINUTION AND SCREENING

The mine will deliver the mineralized material mined by a hydraulic shovel and transported by haul truck to the ROM Hopper. The Apron Feeder conveys the mineralized material out of the ROM Hopper to the Linear Vibrating Screen for preliminary sizing. The oversized material discharges to the Sizer while the undersize discharges to the Impact Screen Conveyor. The Sizer reduces the mineralized material and discharges it to the Impact Mill Screen for classification to the Impact Mill and discharges to a conveyor that transfers the material to the Impact Screen. Oversize material is to be discharged to the Impact Mill which operates in closed circuit to reduce the mineralized material to the optimum size for the roasting process. The Impact Screen underflow and the discharge from the Impact Mill are combined on the Fine Ore Conveyor and transported to the Fine Ore Bin.

14.4]EXTRACTION

The sized mineralized material is stored in the Fine Ore Feed Bin and transferred to the pugmill mixer via a belt conveyor. Liquified, recycled salt and fresh salt are added to the pugmill to form agglomerates and as part of the process chemistry to convert the lithium in the mineralized material to lithium sulfate. The agglomerated material proceeds through the kiln to undergo sulfate conversion.

The mineralized material is brought to the processing temperature and then held there for one hour before being cooled to less than 95°C.

The roasted mineralized material discharges into the Quench Tank where the material is converted to a slurry by adding process water. The slurry is pumped to the leach circuit to recover water soluble lithium sulfate.

Gasses from the kilns are directed to a dry scrubber which utilizes hydrated lime ($Ca(OH)_2$) as a neutralizing agent.

Lithium extraction is achieved through a near ambient temperature water leach. During roast product leaching, lithium sulfate (Li_2SO_4), along with water soluble metal-sulfate impurities of magnesium, calcium, aluminum, strontium, sodium, and potassium leach into solution. The use of roasting reduces the contamination from iron, magnesium, and aluminum-containing minerals. The leach circuit consists of three agitated tanks operating in series in cascading overflow fashion. The retention time in each tank is fifteen minutes.

The leached slurry is pumped to the Leach Filter Feed Tank for processing to recover the PLS. The Leach Filter Feed Tank feeds a recessed plate filter to separate the solid phase from the aqueous phase. The PLS is advanced to the precipitation circuit for impurity removal. Once the filter is full, slurry feed to the filter is stopped and wash water is added to the filter to recover interstitial fluid remaining in the filter cake to recover additional lithium. The wash water is recovered and recycled to the leach circuit to lower water consumption and reduce lithium losses.

14.5 IMPURITY REMOVAL AND CONCENTRATION

Following the leach circuit, the PLS is fed to a series of three cascading tanks where metal impurities are precipitated out through a series of pH changes by the addition of recycled solution from the LiOH Crystallizer which is comprised of sodium hydroxide with minor amounts of lithium hydroxide. In the final precipitation tank, soda ash is added to precipitate the soluble calcium as Calcium Carbonate ($CaCO_3$) and soluble strontium as Strontium carbonate ($SrCO_3$). The discharge from the last precipitation tank is pumped to the Precipitation Filter for processing.

The Precipitation Filter Feed Tank feeds a candle filter to remove the fine precipitates and recover the PLS. Filtrate is collected in the PLS Reverse Osmosis Feed Tank prior to concentration in the reverse osmosis (RO) circuit. The filter cake is washed with process water to recover entrained PLS and the wash water is recycled to the Quench Tank to minimize lithium losses.

The pH of the PLS is adjusted prior to pumping it through a RO membrane to concentrate the dissolved salts and lower the energy requirement on the downstream crystallizer. The permeate from the reverse osmosis unit is collected and recycled as process water to reduce net water consumption and recover any lithium that may report to the permeate stream. The concentrate is collected in the Monovalent Crystallizer Feed Tank.

14.6 IMPURITY CRYSTALLIZATION

The concentrated PLS is then further processed in the Monovalent Crystallizer to remove the bulk of sodium and minor amounts of potassium by mechanical vapor recompression crystallization. The crystallizer is operated at a condition to minimize the loss of lithium to the crystal phase. Discharged slurry from the crystallizer is then filtered through a pusher style centrifuge, where the salt mixture is recovered and recycled back to the roasting process to supplement the reagent requirement and recycle any entrained lithium. The filtrate stream advances to the Lithium Sulfate Crystallizer.

14.7 SULFATE CRYSTALLIZATION

The filtrate from the monovalent crystallizer is processed in a second mechanical vapor recompression crystallizer (the Lithium Sulfate crystallizer) to precipitate the lithium as lithium sulfate monohydrate to reduce the amount of monovalent and divalent impurities. Discharged slurry from the crystallizer is filtered through a pusher style centrifuge, similar to the previous unit operation. The filtrate stream is recycled back to the Monovalent Crystallizer to remove the contained sodium and potassium. The lithium sulfate crystals from the centrifuge are transferred to an agitated tank where they are mixed with process water and dissolved to form a lithium sulfate solution. The lithium sulfate solution is then pumped through an ion-exchange (IX) column to remove any remaining magnesium, strontium or calcium that precipitated upstream with the lithium sulfate and carried over to redissolution. The IX resin will be periodically stripped with sulfuric acid and regenerated with sodium/lithium hydroxide produced from downstream operations.

14.8 HYDROXIDE CONVERSION AND CRYSTALLIZATION

Concentrated lithium sulfate solution is converted to lithium hydroxide solution by an electrochemical conversion system. The dilute sulfuric acid by-product is recycled in the process to strip the ion-exchange resin. The lithium hydroxide stream produced by the electrochemical system is collected in the Lithium Hydroxide Crystallizer feed tank. This final crystallizer precipitates lithium hydroxide monohydrate crystals from the caustic solution of lithium, potassium, and sodium. The lithium hydroxide monohydrate crystals are washed, dried, and bagged for shipping.

14.9 TAILINGS

The filtered and washed residue from the extraction and impurity removal process, along with gypsum generated from off-gas handling, are combined and placed in a temporary dry-stack tailing impoundment. As areas of the pit are mined out, tailings will be placed as backfill.

The tailings are transported via conveyor to the impoundment area where grasshopper conveyors shuttle the tailings to a stacking conveyor for placement. A bulldozer is used for final contouring.

14.10 OFF-GAS HANDLING

The off-gas from the kiln is scrubbed using a lime system and the solids generated will be disposed to the dry-stack tailings impound.

14.11 WATER

Process water is delivered via pipeline from a well field, stored in a process water tank, and distributed as required. The overall process recovers and recycles 59% of the process water required for operation, and between 17,650 to 28,250 cubic feet per hour (ft^3/hr) of freshwater makeup is required.

15.0 INFRASTRUCTURE

The Tonopah Flats Project will be serviced by existing roads, as the project is located west of Tonopah, Nevada, and is bisected by US Highway 6 and is bordered on the east by Gabbs Pole Line Road. Additional roads will be built to access areas throughout the property, including the Tonopah Flats Lithium Claystone Refinery as well as the pits, WRSFs, and other infrastructure located within the property boundary. The Tonopah region is not currently served by railroads.

Power is available to the site via a high-voltage powerline that extend along Gabbs Pole Line Road; a second set of powerlines run through the central portion of the property south of US Highway 6. A substation will be installed on the property to service mining and processing needs throughout the mine life.

Water usage associated with mining and processing will require an application to the State of Nevada, Division of Water Resources for a water use permit as the project progresses. Water will be treated on-site; the water treatment plant will be constructed during Year -1 and Year 1, prior to commencement of full production.

In addition to the Tonopah Flats Lithium Claystone Refinery, an assay lab and administrative building will be constructed, along with tailings WRSFs and in-pit tailings disposal.

16.0 MARKET STUDIES

The increasing global demand for battery grade lithium products is notable. The graphic below, previously cited in the RESPEC (2023b) TRS, was compiled by Benchmark Mineral Intelligence (Benchmark), an IOSCO-regulated price reporting agency and analysis group specializing in lithium-ion battery supply chains. It shows the annual global demand for battery grade lithium products was approximately 400 kTons LCE in 2021 and is expected to grow to 11,200 kTons LCE by 2050, representing an increase of over 2500% (Figure 16-1). Some more recent industry projections show an even steeper demand curve – with some analysts projecting 2030 LCE demand >3 million metric tonnes. Currently, the United States produces less than 1% of the global lithium supply from a single lithium brine extraction facility in Nevada. Major global producers are located in Chile, Argentina, Australia, and China.

Figure 16-1. Forecasted Global Demand for LCE (from Benchmark Mineral Intelligence)



Lithium demand skyrockets to 2050
The scale of today's lithium mining dwarfs in comparison to what is needed in the coming decades as world needs 300 TWh of batteries by 2050.
Year 2050
Annual Demand 11,200kt LCE
11,200 kt LCE of lithium needed to meet 14 TWh annual cell demand in 2050
More lithium needed per month in 2040 than was mined in 2021
More lithium will be needed in 2032 than was mined 2015-2022
2691 kt LCE mined 2015-2022
Lithium demand (kt of lithium carbonate equivalent per year)
BENCHMARK
Source: Benchmark Lithium Forecast

According to the U.S. Geological Survey's January 2023 Mineral Commodity Summary, global end-use markets for lithium are dominated by batteries, which currently account for nearly 80% of total demand. Lithium consumption for battery applications has increased significantly as rechargeable batteries are used in the growing markets for electric vehicles, portable electronic devices, mobility, and grid storage applications.

The majority of battery grade lithium products today are sold through long-term offtake agreements. While the prices of these products have fluctuated over time, a significant increase in prices was seen in 2022 and 2023. Prices have since fallen but given the strong demand outlook over the next decade, prices are expected to stabilize at levels higher than those at the time of this report.

Given the volatility in lithium prices over the last several years, RESPEC has chosen to adopt a conservative, long-term approach that incorporates both historical pricing and market-based indications of future prices.

While ABTC plans to sell a lithium hydroxide product (LHM), there is more readily available historical data on lithium carbonate (LCE) prices, especially in China. For this reason, RESPEC has started its analysis using historical Chinese LCE prices, adjusted for currency exchange rates (Chinese Yuan or RMB to USD), and added a premium of $1,000 per metric tonne to represent the historical premium of LHM over LCE. This premium is discussed in an article on Mining.com as ranging from $1,000 to 1,5000 per metric tonne ("Lithium price: Hydroxide back on top", Lithium price: Hydroxide back on top - MINING.COM). Figure 16-2 shows the past 5 years of LCE prices in Chinese RMB, corresponding LCE and LHM prices in USD per ton, as well as the corresponding 3-year average LHM price in USD/ton.

These LHM price projections reflect a composite of several figures. The first is a 3-year trailing average of Chinese LCE prices, plus a $1,000 per metric tonne premium assumption for LHM. We have also sampled CME Group's lithium hydroxide futures price settlements at 12 and 24 months forward in time (Table 16-1). IA economics are based on the weighted average of the last 3-years' LHM prices ($38,863/ton) as well as the 1- and 2-year forward prices of CME lithium hydroxide ($17,047 and $21,685/ton). This calculation generates a result of $31,064/ton of LHM, which we have rounded to $31,000/ton. RESPEC believes that this is a reasonable and defensible manner to determine the commodity price for the LHM used for the IA and is appropriate for this project, which is expected to come online in the second half of this decade. These prices are also within the ranges suggested by several market analysts as required to induce upstream investment sufficient to meet lithium demand projections beyond 2030.

Figure 16-2. Lithium Historical Prices


Li2CO3 and LHM 5-Year Pricing
Thousands CNY/t
$700
$600
$500
$400
$300
$200
$100
$-
$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
Thousands USD/ton
43467
43556
43647
43746
43836
43927
44018
44109
44200
44287
44382
44473
44565
44657
44746
44844
44928
45026
45110
45208
Month
Chinese Yen/t LCE
LCE USD/tonne
LHM USD/ton
LHM USD/ton 3-year Avg

Table 16-1. Lithium Hydroxide Futures Pricing

(from CME Group - https://www.cmegroup.com)

Lithium Carbonate - As of 12/12/23

Month	$US/kg	$US/t	$US/ton
Dec-23	$16.98	$ 16,980	$ 15,404
Jan-23	$18.00	$ 18,000	$ 16,329
Feb-23	$17.99	$ 17,990	$ 16,320
Mar-23	$18.00	$ 18,000	$ 16,329
Apr-23	$18.39	$ 18,390	$ 16,683
May-23	$18.39	$ 18,390	$ 16,683
Jun-23	$18.39	$ 18,390	$ 16,683
Jul-23	$19.15	$ 19,150	$ 17,373
Aug-23	$19.15	$ 19,150	$ 17,373
Sep-23	$19.15	$ 19,150	$ 17,373
Oct-23	$20.95	$ 20,950	$ 19,006
Nov-23	$20.95	$ 20,950	$ 19,006
Dec-23	$20.95	$ 20,950	$ 19,006
Jan-23	$23.05	$ 23,050	$ 20,911
Feb-23	$23.20	$ 23,200	$ 21,047
Mar-23	$23.35	$ 23,350	$ 21,183
Apr-23	$23.70	$ 23,700	$ 21,500
May-23	$24.10	$ 24,100	$ 21,863
Jun-23	$24.00	$ 24,000	$ 21,772
Jul-23	$24.40	$ 24,400	$ 22,135
Aug-23	$25.05	$ 25,050	$ 22,725
Sep-23	$24.70	$ 24,700	$ 22,407
Oct-23	$25.10	$ 25,100	$ 22,770
Nov-23	$25.25	$ 25,250	$ 22,906

17.0 ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

From an environmental and permitting standpoint the Tonopah Flats project is making steady progress. ABTC has conducted exploration drilling on their BLM-administered lode claims under their Notice-level permit (NVN-100850) between the summer of 2021 and the summer of 2023. Based on results of the drilling campaigns, expansion of the project operations to greater than five acres of surface disturbance is warranted. Proposed operations exceeding five acres of surface disturbance on federal lands must undertake a Plan of Operations (PoO) before authorization to proceed can be granted. Potential impacts of the PoO must be analyzed, and alternatives assessed pursuant to the National Environmental Policy Act (NEPA).

Analyses required to satisfy NEPA are developed at the BLM Field and District Offices administering the Project area. ABTC triggered a major federal action in December 2022 by submitting documentation presenting a description of proposed surface disturbance, schedule of operations, and conceptual site plans relating to a proposed mine and mineral processing operation on the property to the BLM Battle Mountain District Office.

A Baseline Needs Assessment meeting was conducted on March 09, 2023, to review the project and discuss the requisite environmental analysis and baseline resource inventories. The meeting detailed initial environmental baseline resource inventory and analyses required to initiate the NEPA process. Baseline analyses were determined based on feedback from the BLM resource specialists and related government stakeholders including the Environmental Protection Agency (EPA), Nye and Esmeralda County government representatives, Nevada Division of Environmental Protection (NDEP), and Nevada Department of Wildlife (NDOW). Of a total of 29 categories of baseline studies, only 19 were identified as required for the project based on a number of factors ranging from location to forecasted area of disturbance.

ABTC has retained a number of third-party specialists to conduct the necessary baseline analyses and provide reporting for BLM review. As of the effective date of this TRS, ABTC has initiated all required baseline evaluations, many of which have concluded field work, and are either submitted to the BLM for review, or nearing final submission. These studies will begin to provide data that will inform several future mine permit applications, the pre-feasibility study, operating plans, and a reclamation plan, as well as provide the basis for portions of the NEPA review process (Environmental Impact Statement (EIS)). ABTC forecasts that all baseline studies and its Plan of Operations will be submitted to the BLM in Q1, 2024, facilitating NEPA document preparation in the second quarter of 2024. At the same time, ABTC will initiate state-level environmental permitting for the project.

RESPEC is of the opinion that the environmental studies, permitting, and social aspects of the project are being appropriately managed and planned to support the proposed mine and mineral processing operation on ABTC's lode claims. Because the Plan of Operations is yet to be completed for the project, mine closure plans, remediation plans, and reclamation plans have not yet been developed. ABTC will continue to work with federal, state, and local agencies to ensure that all permitting will be sufficient to ensure that future mining and processing will be conducted in accordance with all applicable regulations. Additionally, ABTC will develop community engagement plans to identify and ensure an understanding of the needs of the surrounding communities, including Native American communities, and to determine appropriate programs for addressing those needs.

RESPEC

18.0 CAPITAL AND OPERATING COSTS

18.1 CAPITAL COST ESTIMATE

Table 18-1 presents the project capital estimate which includes a total of $781.8 million in initial, preproduction capital through year 3, and $281.3 million in sustaining capital throughout the rest of the mine life. This totals $1.06 billion for the 50-year mine life considered in this TRS.

Table 18-1. Project Capital Estimate

Capital Expenditures ($000)	Yr_-1-3	Yr 4-5	Yr 6-10	Yr 11-20	Yr 21-30	Yr 31-40	Yr 41-50	Total
Mine Pre-Stripping/Pre-Mining	$ 93,023	$ -	$ -	$ -	$ -	$ -	$ -	$ 93,023
Mining Capital	$ 86,984	$ -	$ 6,393	$ 43,889	$ 28,063	$ 53,409	$ 51,757	$ 270,496
Process Capital	$445,736	$ 379	$ 948	$ 1,897	$ 1,897	$ 1,897	$ 1,897	$ 454,651
Tails Dam Capital	$ 20,835	$ 4,167	$ 4,167	$ 8,334	$ 12,501	$ 8,334	$ 12,501	$ 70,839
Other Capital	$ 21,542	$ -	$ -	$ -	$ -	$ -	$ -	$ 21,542
Sub-total ($000)	$668,121	$ 4,546	$ 11,508	$ 54,120	$ 42,461	$ 63,640	$ 66,155	$ 910,551
Contingency	$113,699	$ 1,118	$ 2,088	$ 8,341	$ 7,263	$ 9,616	$ 10,436	$ 152,561
Total Capital Expenditures ($000)	$781,820	$ 5,664	$ 13,596	$ 62,461	$ 49,724	$ 73,256	$ 76,592	$1,063,112

Process capital was estimated by ABTC and Woods Process Services, LLC.

Preproduction capital was estimated based on the general and administrative ("G&A") and mining operating costs required in the 12-month preproduction period in Year -1. The G&A costs are estimated at a total of $3.4 million, while the mining costs are estimated at $89.6 million.

Mining capital costs are based on an owned fleet of equipment. The owner will purchase most equipment and will hire the personnel needed to achieve proposed production rates. Surveying, office equipment, and light vehicles are included in the mining capital costs. The total mining capital is estimated to be $270.5 million over the course of the 50-year mine life.

Other capital costs assume $21.5 million for buildings and other infrastructure. Additional details will be developed through subsequent studies. Contingencies were added for mining (15%), process (20%), tails (25%), and other capital (40%) due to the level of cost understanding.

18.2 OPERATING COST ESTIMATE

Table 18-2 shows the IA operating cost summary; subsequent discussions regarding costs follow.

Table 18-2. Overview of Mine Operating Costs

	K USD LOM Cost	$/ton Processed	$/ton LHM
Mining Cost	$ 2,037,680	$ 3.17	$ 1,264
Process Cost	$ 7,474,847	$ 11.62	$ 4,636
SG&A Cost	$ 189,981	$ 0.30	$ 118
Reclamation	$ 100,000	$ 0.16	$ 62
Net Operating Cost	$ 9,802,507	$ 15.24	$ 6,080

Mining costs have been estimated based on equipment hours required and an equipment costs per hour as well as personnel cost to operate the mine. The personnel costs are based on salaried and hourly personnel to provide engineering, survey, and geology support for the mine, as well as staffing crews required to conduct required mining activities.

Mining costs also include operating costs and consumables for the drilling, blasting, loading, and hauling of all material. Mining Costs total $2.04 billion over the course of the mine life, as seen below in Table 18-3.

Table 18-3. Mining Operating Costs Summary

Mine Op Cost Summary	Units	Yr 1-5	Yr 6-10	Yr 11-20	Yr 21-30	Yr 31-40	Yr 41-50	Total
Mine General Service	K USD	$ 11,233	$ 11,233	$ 22,466	$ 22,465	$ 22,466	$ 22,465	$ 112,328
Mine Maintenance	K USD	$ 17,698	$ 17,698	$ 35,401	$ 35,396	$ 35,401	$ 35,396	$ 176,990
Engineering	K USD	$ 4,658	$ 4,658	$ 9,837	$ 9,315	$ 9,692	$ 9,895	$ 48,054
Geology	K USD	$ 1,750	$ 1,750	$ 3,500	$ 3,500	$ 3,500	$ 3,500	$ 17,500
Drilling	K USD	$ 3,671	$ 3,688	$ 7,475	$ 7,396	$ 7,503	$ 7,515	$ 37,247
Blasting	K USD	$ 3,217	$ 3,224	$ 6,485	$ 6,455	$ 6,496	$ 6,500	$ 32,378
Loading	K USD	$ 28,245	$ 29,649	$ 78,693	$ 62,914	$ 81,034	$ 81,625	$ 362,159
Hauling	K USD	$ 51,359	$ 56,230	$ 165,072	$ 140,219	$ 172,256	$ 175,738	$ 760,873
Mine Support	K USD	$ 48,678	$ 49,049	$ 98,114	$ 98,098	$ 98,114	$ 98,098	$ 490,151
Total Mining Cost	K USD	$ 170,508	$ 177,177	$ 427,043	$ 385,758	$ 436,462	$ 440,732	$ 2,037,680

Processing operating costs were provided by ABTC and Woods Process Services, LLC and total $7.5 billion for the life of mine.

The G&A operating costs have been estimated based on personnel, supplies, and expenses. G&A costs are shown in Table 18-4, with a total 50-year cost of $190.0 million. Note that Year -1 G&A is omitted from the table, due to being capitalized and is not included in the operating costs for the cash-flow analysis.

RESPEC

Table 18-4. G&A Operating Costs

Personnel Costs	Units	Yr 1-5	Yr 6-10	Yr 11-20	Yr 21-30	Yr 31-40	Yr 41-50	Total
Construction Management Personnel	K USD	$ 170	$ -	$ -	$ -	$ -	$ -	$ 170
Admin Salaried Personnel	K USD	$ 3,971	$ 3,971	$ 7,942	$ 7,942	$ 7,942	$ 7,942	$ 39,708
Admin Hourly Personnel	K USD	$ 2,120	$ 2,120	$ 4,239	$ 4,239	$ 4,239	$ 4,239	$ 21,196
Safety & Security Salaried Personnel	K USD	$ 1,068	$ 1,068	$ 2,136	$ 2,136	$ 2,136	$ 2,136	$ 10,680
Safety & Security Hourly Personnel	K USD	$ 2,370	$ 2,689	$ 5,900	$ 5,378	$ 5,755	$ 5,958	$ 28,050
Environmental Salaried Personnel	K USD	$ 1,068	$ 1,068	$ 2,136	$ 2,136	$ 2,136	$ 2,136	$ 10,680
Environmental Hourly Personnel	K USD	$ 579	$ 579	$ 1,159	$ 1,159	$ 1,159	$ 1,159	$ 5,794
Total Personnel Costs	K USD	$ 11,347	$ 11,495	$ 23,511	$ 22,990	$ 23,366	$ 23,569	$116,278

General G&A Costs	Units	Yr 1-5	Yr 6-10	Yr 11-20	Yr 21-30	Yr 31-40	Yr 41-50	Total
Construction Management Expenses	K USD	$ 100	$ -	$ -	$ -	$ -	$ -	$ 100
Supplies & General Maintenance	K USD	$ 720	$ 720	$ 1,440	$ 1,440	$ 1,440	$ 1,440	$ 7,200
Land Holdings	K USD	$ 575	$ 575	$ 1,150	$ 1,150	$ 1,150	$ 1,150	$ 5,750
Off Site Overhead	K USD	$ 90	$ 90	$ 180	$ 180	$ 180	$ 180	$ 900
Legal, Audits, Consulting, MSHA	K USD	$ 245	$ 245	$ 490	$ 490	$ 490	$ 490	$ 2,450
Computers, IT, Internet, Software, Hardware	K USD	$ 330	$ 330	$ 660	$ 660	$ 660	$ 660	$ 3,300
Environmental, Montoring Wells, Reporting	K USD	$ 1,000	$ 1,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 10,000
Surety Bond Fees	K USD	$ 500	$ 500	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 5,000
Donations, Dues, PR	K USD	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Fees, Licenses, Misc Taxes, Insurance	K USD	$ 150	$ 150	$ 300	$ 300	$ 300	$ 300	$ 1,500
Travel, Lodging, Meals, Entertainment	K USD	$ 1,200	$ 1,200	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 12,000
Telephones, Computers, Cell Phones	K USD	$ 390	$ 390	$ 780	$ 780	$ 780	$ 780	$ 3,900
Light Vehicle Maintenance, Fuel	K USD	$ 753	$ 757	$ 1,515	$ 1,515	$ 1,515	$ 1,515	$ 7,571
Small Tools, Janitorial, Safety Supplies	K USD	$ 330	$ 330	$ 660	$ 660	$ 660	$ 660	$ 3,300
Equipment Rentals	K USD	$ 300	$ 300	$ 600	$ 600	$ 600	$ 600	$ 3,000
Access Road Maintenance	K USD	$ 240	$ 240	$ 480	$ 480	$ 480	$ 480	$ 2,400
Office Power	K USD	$ 263	$ 263	$ 526	$ 526	$ 526	$ 526	$ 2,631
Total General G&A Costs	K USD	$ 7,456	$ 7,361	$ 14,722	$ 14,721	$ 14,722	$ 14,721	$ 73,702
Total G&A	K USD	$ 18,803	$ 18,855	$ 38,233	$ 37,711	$ 38,088	$ 38,290	$189,981

19.0 ECONOMIC ANALYSIS

RESPEC created the cash-flow model used for the economic analysis based on the production schedule and resulting revenue stream in accordance with the costs presented. The IA is preliminary in nature and includes material that is classified as Inferred. Inferred material is considered too speculative geologically to have economic considerations applied to them that would enable the resources to be categorized as mineral reserves. There is no certainty that the conclusions reached in the IA will be realized. Mineral resources that are not categorized as reserves do not have demonstrated economic viability.

RESPEC Engineers reviewed the updated resource model and compared it to the previous model used in the RESPEC (2023b) TRS. Specifically, RESPEC reviewed the total tonnages and grades in both the South and North pits. It was found that there was an 8.8% reduction in the total tonnage of the pit designs, which is a function of the lower densities collected during the 2023 core drilling program. The mine production schedule in the December 2023 IA (RESPEC, 2023b) was constrained to a 50-year mine life and only used a portion of South pit. Within the South Pit the total material processed has been reduced by 0.8% tons and the lithium grade increased by 8.3% which increases the total contained lithium metal by 7.4%.

RESPEC believes that since the mineral resource is an improvement of the contained lithium, to use the December 2023 IA is conservative and any update will improve project economics. RESPEC has included the previous December 2023 IA in this report so that the IA is maintained as a current assessment of the deposits value. RESPEC deems this to be a conservative approach and expects to update the IA during 2024 with additional engineering for the property.

The IA results in the following:

- The economic analysis presented in this report limits the project to a mine life of approximately 50 years without exhausting the known mineral resources.
- Approximately 643.2 million tons processed in the 50-year LOM.
- Average grade of 3,815ppm LHM after processing with a recovery of 65.7%.
- $781.8 million in initial capital costs.
- Production costs of $4,636/ton LHM.
- Overall operating costs of $6,080/produced ton LHM.
- Average annual production of 33 kTons of LHM.
- $9.56 billion After-Tax Net Present Value (NPV) (5%).
- $4.41 billion After-Tax Net Present Value (NPV) (10%).
- 65.8% Internal Rate of Return (IRR).
- 2.4-year payback of initial investment.
- The economic assumptions include the costs as summarized in Section 18.0, recoveries, and metal prices. Basic assumptions include;
- Overall LHM recovery of 65.7%

- Metal price of $31,000 per ton LHM
- Federal tax rate of 21%
- Nevada net proceeds tax of 5%

The mining and process physicals used for the economic analysis were summarized based on the mine and process production schedules and are presented in Table 19-1. Total LHM produced is 1,612k tons over the 50-year course of the mine life.

Table 19-1. Initial Assessment Cash-Flow Model Physicals

		Units	Yr_-1	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr 6-10	Yr 11-20	Yr 21-30	Yr 31-40	Yr 41-50	Total
Mine Production														
	Total Above Cutoff	kTons	803	6,603	8,398	12,968	11,124	8,564	58,022	136,277	109,533	147,395	143,832	643,521
		ppm Li	569	573	665	679	673	667	730	619	744	596	543	631
		Li ton	457	3,784	5,582	8,803	7,483	5,715	42,345	84,380	81,532	87,853	78,163	406,096
		ppm LiOH	3,441	3,464	4,018	4,103	4,067	4,034	4,412	3,743	4,500	3,603	3,285	3,815
		LiOH ton	2,764	22,873	33,744	53,214	45,237	34,547	255,983	510,096	492,881	531,094	472,516	2,454,948
	Total Waste	kTons	35,348	1,792	727	32	3,111	5,671	9,174	45,506	34,691	47,812	57,251	241,114
	Total Mined	kTons	36,151	8,395	9,125	13,000	14,235	14,235	67,196	181,783	144,224	195,207	201,083	884,634
	Strip Ratio	W:O	44.02	0.27	0.09	0.00	0.28	0.66	0.16	0.33	0.32	0.32	0.40	0.37
Material Processed														
		kTons	-	2,901	6,786	11,061	12,932	13,548	56,576	134,150	112,841	138,132	154,290	643,217
		ppm Li	-	720	715	692	644	615	735	621	738	603	540	631
		Li ton	-	2,089	4,849	7,660	8,327	8,327	41,611	83,291	83,245	83,291	83,268	405,960
		ppm LiOH	-	4,354	4,320	4,186	3,893	3,715	4,446	3,753	4,460	3,645	3,263	3,815
		LiOH ton	-	12,631	29,316	46,305	50,338	50,338	251,548	503,516	503,237	503,516	503,377	2,454,122
		LiOH ton Rec	-	8,298	19,261	30,422	33,072	33,072	165,267	330,810	330,626	330,810	330,719	1,612,358

Table 19-2. Initial Assessment Cash-Flow

Cash Inflows ($000)	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Yr 11	Yr 12	Yr 13	Yr 14	Yr 15	Yr 16	Yr 17	Yr 18	Yr 19	Yr 20	Yr 21	Yr 22	Yr 23	Yr 24	Yr 25
LNW Sales	$ -	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Cash Inflow	$ -	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cash Outflows ($000s)																										
Operating Cost																										
Mining	$ -	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Processing	$ -	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SG&A	$ -	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Working Capital	$ -	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Reclamation	$ -	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Operating Cost ($000)	$ -	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EBITDA ($000)	$ -	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Taxes ($000)																										
NV Net Proceeds Tax (5%)	$ -	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Federal Income Tax (21%)	$ -	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
45X MPTC Tax Credit	$ -	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Income Taxes ($000)	$ -	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Capital Expenditures ($000)																										
Mine Pre-Stripping/Pre-Mining	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Mining Capital	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Process Capital	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Tails Dam Capital	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other Capital	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Sub-total ($000)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Contingency	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Capital Expenditures ($000)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Government Grant Payments (effective to project)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Cash Outflow ($000)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Cash Flow ($000)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cumulative Net Cash Flow ($000)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Cash Inflows ($000)	Yr 26	Yr 27	Yr 28	Yr 29	Yr 30	Yr 31	Yr 32	Yr 33	Yr 34	Yr 35	Yr 36	Yr 37	Yr 38	Yr 39	Yr 40	Yr 41	Yr 42	Yr 43	Yr 44	Yr 45	Yr 46	Yr 47	Yr 48	Yr 49	Yr 50	Total
LNW Sales	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Cash Inflow	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cash Outflows ($000s)																										
Operating Cost																										
Mining	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Processing	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SG&A	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Working Capital	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Reclamation	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Operating Cost ($000)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EBITDA ($000)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Taxes ($000)																										
NV Net Proceeds Tax (5%)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Federal Income Tax (21%)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
45X MPTC Tax Credit	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Income Taxes ($000)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Capital Expenditures ($000)																										
Mine Pre-Stripping/Pre-Mining	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Mining Capital	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Process Capital	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Tails Dam Capital	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other Capital	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Sub-total ($000)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Contingency	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Capital Expenditures ($000)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Government Grant Payments (effective to project)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Cash Outflow ($000)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Cash Flow ($000)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cumulative Net Cash Flow ($000)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

19.1 SENSITIVITY ANALYSIS

After-tax cash flow sensitivity to lithium prices were evaluated from $10,000 to $46,000 per ton LHM and are shown in Table 19-3. Note the sensitivities have been done in the IA cash flow model, thus there is no change in the pit designs or production schedules.

Table 19-3. After-Tax Cash Flow Lithium Price Sensitivity

Lithium Price	NPV @ 10%	IRR
$ 10,000	$ 309,477	14.7%
$ 12,000	$ 703,896	20.4%
$ 14,000	$ 1,096,383	25.8%
$ 16,000	$ 1,487,531	31.0%
$ 18,000	$ 1,877,378	36.0%
$ 20,000	$ 2,267,225	40.9%
$ 22,000	$ 2,657,072	45.6%
$ 24,000	$ 3,046,918	50.3%
$ 26,000	$ 3,436,765	54.8%
$ 28,000	$ 3,826,612	59.3%
$ 30,000	$ 4,216,458	63.6%
$ 31,000	$ 4,411,382	65.8%
$ 32,000	$ 4,606,305	68.0%
$ 34,000	$ 4,996,152	72.2%
$ 36,000	$ 5,385,999	76.4%
$ 38,000	$ 5,775,845	80.6%
$ 40,000	$ 6,165,692	84.7%
$ 42,000	$ 6,555,539	88.7%
$ 44,000	$ 6,945,386	92.7%
$ 46,000	$ 7,335,232	96.7%

Revenue, operating cost, and capital cost were evaluated from +/-30% of the values in 10% increments, using the IA cash flow model. Table 19-4 to Table 19-6 shows the cash flow sensitivity results in tabular form for revenue, operating, and capital cost adjustments, respectively. Figure 19-1 shows the cash flow sensitivity graphically to the NPV (10%). Economic viability is positive to revenue and operating cost as well as positive under market value and capital cost.

Table 19-4. After-Tax Cash Flow Revenue Sensitivity ($000)

Revenue	Net Cash Flow	NPV @ 10%	IRR
70%	$ 18,813,214	$ 2,584,769	44%
80%	$ 22,511,964	$ 3,193,640	52%
90%	$ 26,210,714	$ 3,802,511	59%
100%	$ 29,909,465	$ 4,411,382	66%
110%	$ 33,608,215	$ 5,020,253	73%
120%	$ 37,306,965	$ 5,629,124	79%
130%	$ 41,005,715	$ 6,237,995	86%

Table 19-5. After-Tax Cash Flow Operating Cost Sensitivity ($000)

Operating Cost	Net Cash Flow	NPV @ 10%	IRR
70%	$ 32,085,621	$ 4,780,120	71%
80%	$ 31,360,236	$ 4,657,207	69%
90%	$ 30,634,850	$ 4,534,295	67%
100%	$ 29,909,465	$ 4,411,382	66%
110%	$ 29,184,079	$ 4,288,469	64%
120%	$ 28,458,693	$ 4,165,556	62%
130%	$ 27,733,308	$ 4,042,644	61%

Table 19-6. After-Tax Cash Flow Capital Cost Sensitivity ($000)

Capital Cost	Net Cash Flow	NPV @ 10%	IRR
70%	$ 30,161,422	$ 4,608,068	91%
80%	$ 30,077,436	$ 4,542,506	80%
90%	$ 29,993,450	$ 4,476,944	72%
100%	$ 29,909,465	$ 4,411,382	66%
110%	$ 29,825,479	$ 4,345,820	60%
120%	$ 29,741,493	$ 4,280,257	56%
130%	$ 29,657,507	$ 4,214,695	52%

Figure 19-1. After-Tax Cash Flow Sensitivity - NPV (10%) ($000)


Sensitivity Analysis - Discounted (10%) After-Tax Cash Flow
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
$US ($000)
70%
80%
90%
100%
110%
120%
130%
Revenue
Operating Cost
Capital Cost

RESPEC

20.0 ADJACENT PROPERTIES

The paragraphs below briefly describe projects adjacent to the Tonopah Flats property. The descriptions of the projects and ownership are current as of November 2023. Figure 20-1 presents the locations of the projects in the immediate vicinity of Tonopah Flats.

Pan American Energy's Horizon project is located immediately south of the Tonopah Flats property and includes 839 claims totalling more than 17,000 acres. Pan American completed an initial 21-core hole exploration program in the spring of 2023 for a total of 14,432.5ft drilled. Lithium bearing claystone was intercepted to the maximum depth of exploration of 1,000ft. The company released their maiden resource estimate for the property in November 2023 which includes Inferred mineral resources of 8.83 million tonnes of LCE (1.65 million tonnes on a Li metal basis) with an average grade of 678ppm Li and 1.3 million tonnes of LCE (244,200 tonnes on a Li metal basis) with an average grade of 669ppm (Horizon Lithium - Pan American Energy Corp. (panam-energy.com)). The mineral resource estimate was completed by RESPEC. The mineralization on the Horizon property may be continuous with that of the Tonopah Flats property.

Refined Metals Corp has control of approximately 7,900 acres (381 BLM claims) adjacent to the southern and eastern boundaries of Pan American Energy's Horizon project. According to their website (Horizon South Property – Refined Metals (refinedmetalscorp.com)), future work on the property will include soil sampling, seismic surveying, exploration drilling and electromagnetic surveying. RESPEC has not been able to verify this information and this information is not necessarily indicative of the mineralization at the Tonopah Flats property.

American Lithium's TLC project is located six miles northwest of Tonopah, about one mile to the northeast of the Tonopah Flats property and includes two continuous claim packages. The TLC project is a lithium claystone deposit analogous to the Tonopah Flats lithium deposit. A PEA was completed for the project by DRA Global and Stantec Consulting Ltd. in early 2023. Lithium mineral resources at the TLC project include 4.2Mt LCE (789,000 tonnes on a Li metal basis) in Measured resources, 4.63 Mt LCE (870,000 tonnes on a Li metals basis) in Indicated resources, and 1.86Mt LCE (350,000 tonnes on a Li metal basis) in Inferred resources. DRA Global has been engaged as the lead engineering firm for an upcoming Preliminary Feasibility Study (PFS). Measured claystone density from the TLC deposit was used for the density assigned to claystone in the Tonopah Flats deposit. (NR_2023_02_01_TLC-PEA-Results-Announcement-FINAL.pdf (americanlithiumcorp.com)). RESPEC has not been able to verify this information and this information is not necessarily indicative of the mineralization at the Tonopah Flats property.

POWR Lithium's Halo project (formerly Clear Sky Lithium Corporation) is immediately east of the Tonopah Flats property, to the north of US Hwy 6 – US Hwy 95. The property is comprised of 98 claims totalling 819 hectares. The company completed their Phase I exploration drilling program consisting of four core holes for a total of 884 meters in November 2023. Drilling was completed to a maximum depth of 245.4m. As of late November 2023, the company is awaiting assay results for the drilling. RESPEC has not been able to verify this information and this information is not necessarily indicative of the mineralization at the Tonopah Flats property. (Halo Lithium Project - POWR Lithium).

Enertopia's 1,760-acre West Tonopah Lithium Project is located approximately four miles west of Tonopah and borders the Tonopah Flats property to the east, straddling of US Hwy 6 – US Hwy 95. Enertopia completed exploration drill programs in 2022 and 2023 for a total of 4,913ft of drilling. They released the maiden resource for the project in November 2023 which includes 212,000 tonnes of LCE (40,000 tonnes on a Li metal basis) of Indicated mineral resources with an average of 609ppm and 420,000 tonnes (79,000 tonnes on a Li metal basis) of LCE Indicated mineral resources with an average of 722ppm. The company reports that two distinct horizons of mineralized claystone were intersected in the drill holes to a depth of 200ft. RESPEC has not been able to verify this information and this information is not necessarily indicative of the mineralization at the Tonopah Flats property. (Enertopia Announces Inaugural 43-101 West Tonopah Mineral Resource Report - Enertopia Corporation).

Tearlach Resources (through its subsidiary Pan Am Lithium) and Blackrock Silver own the joint venture Gabriel project east of the Tonopah Flats property. The property consists of approximately 3,920ac of unpatented mining claims. Previous exploration drilling on the property by Blackrock Silver intersected lithium-bearing claystone of the Seibert Formation. Tearlach began an additional 19-hole drill program at the project in March 2023 to confirm previous drill results by Blackrock Silver, collect material for metallurgical testing, and to explore other prospective areas of the land package. (Nevada – Tear Lach). RESPEC has not been able to verify this information and this information is not necessarily indicative of the mineralization at the Tonopah Flats property. (Nevada – Tearlach).

Blackrock Silver's Tonopah West project is located on the west side of Tonopah. The Tonopah West project is centered on several low sulfidation epithermal silver-gold veins (Lindholm and Bickel, 2022). Lithium mineralization has also been identified in the Siebert Formation at this project. RESPEC has not been able to verify this information and this information is not necessarily indicative of the mineralization at the Tonopah Flats property. (Tonopah Silver Mining Camp - Blackrock Silver).

Future Battery Mineral's early-stage Nevada Lithium Project consists of five prospects near Tonopah. The Lone Mountain and Western Flats prospects are early-stage exploration projects located to the north, west, and southwest of the Tonopah Flats property. An initial 9-hole RC exploration drill program on the Western Flats prospect completed in March 2023 intersected lithium-bearing claystones of the Siebert Formation. Results include intersections of thick sequences (up to 600ft or more) of lithium mineralization. A follow up drill program is currently undergoing permitting (Future Battery Minerals unearths lithium claystones at Nevada Project in the US - Mining.com.au). RESPEC has not been able to verify this information and this information is not necessarily indicative of the mineralization at the Tonopah Flats property.

Astute Metals Polaris and Altair projects are located to the south of the Tonopah Flats property approximately five and 14 miles, respectively. The properties are comprised of 509 unpatented mining claims covering 42km^2. According to information presented on their website (Nevada Lithium, USA - Astute Metals), exploration drilling is currently underway at the properties and lithium-bearing claystone has been intersected in two zones within the Seibert Formation. RESPEC has not been able to verify this information and this information is not necessarily indicative of the mineralization at the Tonopah Flats property.

Reedy Lagoon Corporation's Alkali Lake North property is located approximately seven miles south of the Tonopah Flats property. The project consists of 334 placer claims and 157 lode claims for a total of 9,657ac. The company performed a seismic reflection survey in November 2021. Results of the survey indicate a brine aquifer system on the property. (Media - Reedy Lagoon Corporation). RESPEC has not been able to verify this information and this information is not necessarily indicative of the mineralization at the Tonopah Flats property.

Cruz Battery Metals Corp's (Cruz) Solar Lithium Project is located approximately 8.5 miles north of the Tonopah Flats property and boarders the TLC project to the north and west. Cruz has completed three phases of exploration drilling, most recently in early 2023. Lithium mineralization has been intersected in each of the holes drilled on the property and the company has begun permitting for a fourth phase of drilling. Cruz expects to release a maiden resource estimation later in 2023. (Cruz Battery Metals Discovers Lithium in Every Drill Hole of the Phase-3 Drill Program, Including the Highest Lithium Value to Date, on the Solar Lithium Project in Nevada, Directly Bordering American Lithium Corp. - Junior Mining Network). RESPEC has not been able to verify this information and this information is not necessarily indicative of the mineralization at the Tonopah Flats property.

The Eastside low sulfidation epithermal gold-silver project is located on the east flank of the Monte Cristo Range, about 17 miles west of the Tonopah Flats lithium project. Analogous lithologic units are present at Eastside and measured rock density values reported by Ristorcelli (2021) were assigned to the alluvium for the Tonopah Flats resource estimate of this report. RESPEC has not been able to verify this information and this information is not necessarily indicative of the mineralization at the Tonopah Flats property.

Clayton Valley is located approximately 28 miles southwest of Tonopah and has numerous lithium brine and lithium clay properties. One of these, Albermarle's Silver Peak brine extraction and processing facility, is the only active lithium producer in the United States and has been in production since 1966. RESPEC has not been able to verify this information and this information is not necessarily indicative of the mineralization at the Tonopah Flats property.

Figure 20-1. Adjacent Properties


NEVADA
3a
3b
8a
Tonopah
Flats
4
6
8c
5
8b
7
Tonopah
1
2
2
Nye County
Esmeralda County
9a
95
8d
10
9b
1 - Pan American: Horizon Project
2 - Refined Metals: Horizon South Property
3a - American Lithium: TLC Project
3b - American Lithium: TLC Project
4 - POWR Lithium: Halo Project
5 - Enertopia Corp.: West Tonopah Project
6 - Tearlach Resources: Gabriel Project
7 - Blackrock Silver Corp.: Tonopah West Project
8a - Future Battery Metals: Western Flats Prospect
8b - Future Battery Metals: Lone Mountain Prospect
8c - Future Battery Metals: Traction Prospect
8d - Future Battery Metals: Heller Prospect
9a - Astute Metals: Polaris Project
9b - Astute Metals: Altair Project
10 - Reedy Lagoon: Alkali Lake North Project
N
0 1.25 2.5 5 Miles

21.0 OTHER RELEVANT DATA AND INFORMATION

RESPEC has no other relevant data and information to report necessary to provide a complete and balanced presentation of the Tonopah Flats lithium project.

22.0 INTERPRETATIONS AND CONCLUSIONS

The updated resource estimate of this TRS has integrated drillhole results from the 2023 core drilling program which have resulted in a significant upgrade to the classification of resources as compared to the December 2023 TRS of RESPEC (2023b). Updated density values collected from the core program reduced the Li tonnage for both pit areas; however, this effect was offset for the south pit due to the core program expanding the deposit to the west, south, and at depth. The result of the additional drilling was an overall increase in Li tonnage for south pit area. Li grades returned from the core program also increased the grade of the south pit area. Based on these results, there are sufficient Measured and Indicated resources to advance the project to a Pre-Feasibility Study. Furthermore, RESPEC's collective work to date has shown Tonopah Flats to be a robust lithium clay resource which is a strong candidate for advanced project development and economic studies.

RESPEC has reviewed the project data for the Tonopah Flats lithium project and visited the project in September 2022 and August 2023. RESPEC believes that the data provided by ABTC, as well as the geological interpretations RESPEC has derived from the data, are an accurate and reasonable representation of the project, subject to those concerns written elsewhere in this IA.

The drilling has so far defined an area of generally continuous mineralization 26,000 feet north to south by 5,000 to 15,000 feet east to west, with known thicknesses up to 1,430 feet. Clay beds with higher concentrations of lithium are localized to semi-continuous, and the lithium-bearing beds are generally contained in a 4,000- to 10,000-foot-wide corridor in multiple stratigraphic horizons from 20 to115 feet in thickness, running north to south through the central portion of the property.

The IA work of RESPEC (2023b) considers approximately 643.2 million tons of material at an average grade of 3,815ppm LHM for potential processing during the 50-year mine life, for planned average annual production of 33 kTons of LHM. The overall operating cost is expected to be $6,080 per ton of LHM produced. The project has a positive after-tax NPV of $4.41 billion at a 10% discount rate and an IRR of 65.8%, or $9.56 billion NPV at a 5% discount rate. The IA indicates a 2.4-year payback of initial capital investment of $781.8 million. With sustaining capital of $281.3 million, the total capital for the 50-year mine life is expected to be $1.06 billion. The IA is preliminary in nature and includes mineral resources that are classified as Measured, Indicated, and Inferred. Mineral resources that are not categorized as reserves do not have demonstrated economic viability and there is no certainty that the conclusions reached in the IA will be realized. RESPEC concludes that the updated mineral resources of this TRS demonstrate an improvement of the contained lithium and, therefore, use of the RESPEC (2023b) IA is conservative. An update of this IA based on the estimated lithium resource of this TRS would be expected to improve project economics.

It should be noted that this IA was limited to a mine life of 50 years and only a portion of the South Pit was included in the mine life and economic analysis. A 50-year mine life will not exhaust the known mineral resources. Future studies should review the potential for additional refineries with supplementary capacity that could be built in parallel to further increase the productivity of the estimated resources.

22.1 TONOPAH FLATS EXPANSION POTENTIAL

The current lithium resources remain open to the south, southwest, and at depth. It is reasonable to assume that there is potential to significantly expand the resources with further drilling extending to the south and southwest property boundaries, and at greater depths. Conversion of additional Inferred resources to those of improved classification can be achieved with more infill drilling, especially in the northern half of the property, although the current Measured and Indicated resources are likely sufficient to begin more advanced project development.

RESPEC does not recommend immediate infill drilling and subsequent resource estimate updates in the short-term. Instead, the project should focus on achieving a Pre-Feasibility Study, and assess the need for additional infill drilling before the Feasibility stage. The current mineral resource estimate is sufficient to advance the project to a Pre-Feasibility Study

22.2 PROJECT RISKS

Processing lithium-clay deposits is an uncommon practice in producing mines worldwide. Although there are currently several development projects for these deposits, the processing techniques and associated costs have little historical application and are not easily comparable to lithium in pegmatite and other existing types of lithium operations. RESPEC recognizes the work to date as being sufficient to support reasonable prospects for economic extraction of the resources reported herein, based on the test work to date described in Section 10.0, and in relation to similar development projects.

As discussed in Section 16.0, price increases in the lithium markets skyrocketed during 2022 and early 2023 due to recent and rapidly increasing demand. These prices have come back down in 2023, but with the future demand the price is expected to stabilize. These recent trends and prices have been used for the cutoff grade applied to the mineral resources estimated for Tonopah Flats. However, an equivalent downturn in the value of lithium carbonate and equivalent products versus the surge seen in 2022 could negatively impact the project. Specifically, the resource cutoff grade within a constrained pit using a lower lithium carbonate price would likely be higher if prices were to decrease significantly. For sensitivity, examples of the lithium resource totals at higher cutoff grades are provided in Table 11-11.

There is some risk associated with modeling of faults at Tonopah Flats, which ultimately could affect the mineral resource estimate. Specifically, faults offsetting favorable lithologies for lithium can create deep alluvial channels which are barren of mineralization, as is the case at the western edge of the current model at Tonopah Flats. While it has been linked to mapped faults in the area, the supporting drillhole data to accurately place the location of the fault is limited. Since the fault drops the favorable section down to the west, anything west of the fault may be too deep to be economic at the current cutoff grade and therefore accurate placement of the fault is critical to resource calculations. Although ABTC intentionally drilled to the east of the fault, once it was identified during the initial drilling, this risk could be mitigated with more drilling on the western portion of the deposit to control further geologic modeling. Additionally, minor offsets within the deposit probably exist, but have not been modeled due to the wide spacing of the drilling.

The QA/QC protocol used by ABTC to date contains fewer overall check samples than is recommended by RESPEC. Insufficient QA/QC carries the risk of failure to recognize unacceptable analytical data and laboratory mistakes with the potential to impact assay results. These issues can be pronounced in RC drilling below the water table, where down-hole contamination and grade smearing have more potential to occur than with core drilling. RESPEC found no material areas of concern when reviewing all data for the Tonopah Flats lithium project. QA/QC results for a small portion of the project drilling have been poor regarding failure rates in CRMs analyzed at Paragon. However, internal-laboratory QA/QC results support our conclusion that the analyses were reliable. Additionally, RESPEC understands that ABTC has implemented a more robust QA/AC program during their core drilling program in 2023. An update to the QA/QC discussion should be included in future technical reports.

There is currently no hydrogeological or geotechnical data available for the property and as such there is a risk that future drilling and studies could affect the slopes and mining costs of the project.

23.0 RECOMMENDATIONS

RESPEC concludes that the Tonopah Flats lithium project is a candidate for advanced development with estimated costs summarized in Table 23-1. The following table and discussion summarize RESPEC's recommendations for advancing the project to the Pre-Feasibility stage.

Table 23-1. ABTC Estimated Costs for Tonopah Flats Recommended Work Program

Category	Estimated Cost $
Metallurgy and Processing	$450,000
Passive Seismic Study	$30,000
Geotechnical Drilling	$350,000
Hydrological Drilling	$400,000
Baseline Environmental Studies	$300,000
NEPA Documentation	$1,000,000
Pre-Feasibility Study	$1,500,000
Complete LiOH Pilot Refinery System	$500,000 in total (Half Covered Under US DOE Grant)
Engineering Design for Commercial LiOH Refinery	$4,250,000 in total (Half Covered Under US DOE Grant)
Total	$8,780,000

23.1 METALLURGY AND PROCESSING

Additional metallurgical test work should be carried out at a level that would support a Pre-Feasibility Study (PFS) and continue using samples that are representative of the deposit. The estimated cost is approximately $450,000. Metallurgical test work may require separate metallurgical drilling to capture sufficient material for the tests; this drilling cost is not included in the proposed metallurgical test work. The proposed test work should include

- Comminution and grinding, and further mineralogy analysis and deportment;
- Mineral beneficiation work;
- Tailings management, minerology, and washing efficiency;
- Thermophysical data and optimization of roasting conditions;
- Hydroxide conversion and crystallization optimization;
- Agglomeration and pelletization;
- Recovery of secondary products such as $MgSO_4$ and K_2SO_4;
- Evaluate mineral processing methods to upgrade plant feed; and
- Develop Geometallurgical Model.

23.2 PASSIVE SEISMIC STUDY

A passive seismic study is recommended for the southern portion of the Tonopah Flats property, south of US Highway 6. The survey could improve the understanding of the subsurface geologic structure and depth to basement rock in areas that have not yet been tested by exploration drilling. The cost for the seismic study is estimated to be approximately $30,000.

23.3 GEOTECHNICAL DRILLING

A geotechnical drilling program is recommended to increase the understanding of the site conditions and further the engineering design work for pit bench and slope design, seismic hazards, and slide and rockfall mitigation. Based on our current understanding of the site geologic conditions, a small (four- to six-hole core program) will likely meet the requirements for the study. Geotechnical logging and down-hole scoping should be included in the program. The estimated cost for the study is approximately $350,000; however, ABTC may be able to build the geotechnical drilling requirements into planned exploration or hydrogeological drilling to lower costs.

23.4 HYDROGEOLOGICAL DRILLING

Investigations to characterize groundwater conditions at a proposed mine site are an important part of developing and permitting a mining operation and should be undertaken in the early stages of a project. These studies are important to gain an understanding of overall site conditions including water flow and recharge, water quality and supply, future dewatering and treatment needs for potential pit expansions, pit wall stability, mine closure requirements, and advancing design concepts for mine facilities. ABTC plans on initiating a hydrogeological drill program in late 2023 or early 2024 which will consist of air rotary drilling and installation of monitoring wells. The hydrogeological test work may include collecting groundwater samples, conducting aquifer drawn-down testing, and installing wireline piezometers to monitor depth of groundwater in the vicinity of the proposed pit and mine facilities on the Tonopah Flats property. The cost estimate for this initial investigation is $400,000.

23.5 BASELINE ENVIRONMENTAL STUDIES AND NEPA DOCUMENTATION

ABTC submitted documentation presenting a description of proposed surface disturbance, schedule of operations, and conceptual site plans relating to a proposed mine and mineral processing operation at the Tonopah Flats property to the BLM Battle Mountain District Office in December 2022. A Baseline Needs Assessment was conducted in March 2023 to review the project and discuss the requisite baseline environmental analysis required to begin the NEPA process. ABTC has retained third-party specialists to conduct all required baseline analysis including biological, cultural, air, and water studies, among others. All studies have been initiated and are either completed or scheduled to be completed by March 2024.

These studies will begin to provide data that will inform future mine permit applications, operating plans, and a reclamation plan, as well as provide the basis for portions of an anticipated Environmental Impact Statement through the NEPA review process. ABTC forecasts that the EIS preparation will begin in the

second quarter of 2024. The cost estimate to complete all baseline studies and documentation for the NEPA process is $1,300,000.

23.6 PRE-FEASIBILITY STUDY

The results of this IA have been favorable. Therefore, RESPEC recommends a Pre-Feasibility Study (PFS). A budget of $1,500,000 for the PFS is proposed here. The budget is based upon assumptions for additional geologic updates, engineering trade-off and site geotechnical studies and design work as well as ongoing test work to get to PFS level. The budget does not include corporate and overhead costs, nor does it account for bench-scale metallurgical test work.

23.7 LIOH PILOT REFINERY SYSTEM

ABTC will complete commissioning and begin operation of ABTC's pilot LiOH refinery system in Reno, NV in 2024. The pilot system will help inform design of a commercial LiOH refinery to be constructed at Tonopah Flats property. The total cost for the pilot LiOH refinery system is approximately $500,000, half of which is covered under a DOE grant.

23.8 LIOH ENGINEERING DESIGN FOR COMMERCIAL REFINERY

ABTC has chosen Black & Veatch as their third-party Engineering, Procurement & Construction (EPC) contractor. Black & Veatch is scheduled to complete the Front-End Engineering Design (FEED) study for the future commercial LiOH refinery and associated infrastructure in early 2024. This work will be followed by additional detailed design with planned construction upon completion of NEPA review. The total cost for the design work is estimated at $4,250,000, half of which is covered under a DOE grant.

24.0 REFERENCES

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Nevada Lithium, USA - Astute Metals – Polaris and Altair Projects.

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Cruz Battery Metals Discovers Lithium in Every Drill Hole of the Phase-3 Drill Program, Including the Highest Lithium Value to Date, on the Solar Lithium Project in Nevada, Directly Bordering American Lithium Corp. - Junior Mining Network – Solar Lithium Project.

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du Bray, E.A., John, D.A., Colgan, J.P., Vikre, P.G., Cosca, M.A., and Morgan, L.E., 2019, Petrology of Volcanic Rocks Associated with Silver-Gold (Ag-Au) Epithermal Deposits in the Tonopah, Divide, and Goldfield Mining Districts, Nevada: U.S. Geological Survey Scientific Investigations Report 2019–5024, 22 p.

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RESPEC

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Lien, R.H., 1985. Recovery of Lithium from a Montmorillonite-type Clay (Vol. 8967). US Department of the Interior, Bureau of Mines.

Lindholm, M.S., and Bickel, J., 2022 (June), Technical Report and Estimate of Mineral Resources for the Tonopah West Silver-Gold Project, Nye and Esmeralda Counties, Nevada, USA, NI 43-101 technical report prepared by RESPEC LLC for Blackrock Silver Corp., 111 p.

Loveday, D., and Turner, W.A., 2020 (May), *Technical Report, TLC Property, Nye County, Nevada, USA*, prepared by Stantec Consulting Ltd. for American Lithium Corporation, 105 p.

Loveday, D., and Kartick, M., 2022 (June), *Technical Report, McGee Lithium Clay Deposit, Esmeralda County, Nevada, USA*, prepared by Stantec Consulting Ltd. for Spearmint Resources, 87 p.

Mauk, J.L, et al., The Critical Minerals Initiative of the US Geological Survey's Mineral Deposit Database Project: USMIN, February 2021.

Media - Reedy Lagoon Corporation – Alkali Lake North project.

Nevada Lithium, USA - Astro Resources nl (aro.com.au) – Polaris and Altair Projects

Nevada – Tear Lach. - Gabriel Project.

NR_2023_02_01_TLC-PEA-Results-Announcement-FINAL.pdf (americanlithiumcorp.com) – TLC Project.

TLC Lithium Project – American Lithium Corp. – TLC Project

Peek, B., 2021 (August), Updated Lithium Mineral Resource Estimate, Zeus Project, Clayton Valley, Esmeralda County, Nevada, USA, prepared for Noram Lithium Corporation, 78p.

Preliminary Economic Assessment 43-101 Technical Report, Bonnie Claire Lithium Project, Global Resource Engineering, Ltd., September 2021.

Refined Metals Corp Announces the Acquisition of the (globenewswire.com) – Horizon South Property.

RESPEC Company LLC, 2023a (February), Technical Report Summary for the Tonopah Flats Lithium Project, Esmeralda and Nye Counties, Nevada, USA.

RESPEC Company LLC, 2023b (December), Initial Assessment with Engineering Economics for the Tonopah Flats Lithium Project, Esmeralda and Nye Counties, Nevada, USA.

Ristorcelli, S., 2021 (July), Updated Resource Estimate and NI 43-101 Technical Report, Eastside and Castle Gold-Silver Property, Esmeralda County, Nevada, prepared by Mine Development Associates for Allegiant Gold, 142 p.

Scorgins, A., 2015. Bulk density of industrial minerals: Reporting in accordance with the 2007 SME Guide. SME Mining engineering, pp.1-10.

Starkey, H.C., 1982, *The Role of Clays in Fixing Lithium*, U.S. Geol. Surv. Bulletin 1278-F, 17 p.

Stewart, J.H., 1988, *Tectonics of the Walker Lane Belt, western Great Basin- Mesozoic and Cenozoic deformation in a zone of shear*, in. Ernst, W.G., ed., Metamorphism and crustal evolution of the Western United States (Rubey Volume 7): Englewood Cliffs, New Jersey, Prentice Hall, p. 683-713.

Swain, B., 2017. Recovery and recycling of lithium: A review. Separation and Purification Technology, 172,
pp.388-403.

Technical Report on the Pre-Feasibility Study for the Sonora Lithium Project, Mexico, Ausenco Engineering Canada Inc., April 2016.

https://bacanoralithium.com/_userfiles/pages/files/documents/technicalreportontheprefeasibilitystudy forthesonoralithiumprojectmexico_compressed.pdf

U.S. Geological Survey, Mineral Commodity Summaries, 2021 (January), https://doi.org/10.3133/mcs2021.

U.S. Securities and Exchange Commission and Code of Federal Regulations subpart 229.1300 of Regulation S-K.

Zhao, H., Wang, Y. and Cheng, H., 2023. Recent advances in lithium extraction from lithium-bearing clay minerals. Hydrometallurgy, p.106025.; (c) Liu, Y., Ma, B., Lü, Y., Wang, C. and Chen, Y., 2023. A review of lithium extraction from natural resources. International Journal of Minerals, Metallurgy and Materials, 30(2), pp.209-224.

25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

The following categories of information have been provided to RESPEC by American Battery Technology Company:

- Electronic copies of reports, maps and assay data that ABTC acquired from Nevada Alaska Mining Company, a previous operator of the Tonopah Flats property.
- Electronic copies of documents, reports, maps and tables provided by ABTC with the results of drilling and sampling carried out by ABTC through the effective date of this report.
- Sections 10.0 and 14.0 addressing metallurgy and processing, respectively have been prepared by ABTC and third-party consultant Woods Process Services, LLC.

RESPEC has taken all appropriate steps, in our professional judgment, to ensure that the work, information, or advice from the above noted information and companies is sound.

RESPEC has fully relied on Scott Jolcover, Chief Resource Officer of ABTC, to provide complete information concerning the pertinent legal status of ABTC and its affiliates, as well as current legal title, material terms of all agreements, and material environmental and permitting information that pertains to the Tonopah Flats lithium project. RESPEC has therefore relied fully upon information and opinions provided by ABTC with regards to the land tenure summarized in Sections 3.2 through 3.5 and Appendix A.1. RESPEC has no reason to believe that any material facts have been withheld or misstated and therefore RESPEC considers it reasonable to rely upon the registrant for the information summarized in Section 3.0 of this report.

APPENDIX

LIST OF UNPATENTED MINING LODE CLAIMS OF THE TONOPAH FLATS PROPERTY

RESPEC

A.1. LIST OF UNPATENTED LODE CLAIMS

BLM Number	Claim Name	BLM Number	Claim Name	BLM Number	Claim Name
105265103	ABTC 1	105265144	ABTC 42	105265185	ABTC 83
105265104	ABTC 2	105265145	ABTC 43	105265186	ABTC 84
105265105	ABTC 3	105265146	ABTC 44	105265187	ABTC 85
105265106	ABTC 4	105265147	ABTC 45	105265188	ABTC 86
105265107	ABTC 5	105265148	ABTC 46	105265189	ABTC 87
105265108	ABTC 6	105265149	ABTC 47	105265190	ABTC 88
105265109	ABTC 7	105265150	ABTC 48	105265191	ABTC 89
105265110	ABTC 8	105265151	ABTC 49	105265192	ABTC 90
105265111	ABTC 9	105265152	ABTC 50	105265193	ABTC 91
105265112	ABTC 10	105265153	ABTC 51	105265194	ABTC 92
105265113	ABTC 11	105265154	ABTC 52	105265195	ABTC 93
105265114	ABTC 12	105265155	ABTC 53	105265196	ABTC 94
105265115	ABTC 13	105265156	ABTC 54	105265197	ABTC 95
105265116	ABTC 14	105265157	ABTC 55	105265198	ABTC 96
105265117	ABTC 15	105265158	ABTC 56	105265199	ABTC 97
105265118	ABTC 16	105265159	ABTC 57	105265200	ABTC 98
105265119	ABTC 17	105265160	ABTC 58	105265201	ABTC 99
105265120	ABTC 18	105265161	ABTC 59	105265202	ABTC 100
105265121	ABTC 19	105265162	ABTC 60	105265203	ABTC 101
105265122	ABTC 20	105265163	ABTC 61	105265204	ABTC 102
105265123	ABTC 21	105265164	ABTC 62	105265205	ABTC 103
105265124	ABTC 22	105265165	ABTC 63	105265206	ABTC 104
105265125	ABTC 23	105265166	ABTC 64	105265207	ABTC 105
105265126	ABTC 24	105265167	ABTC 65	105265208	ABTC 106
105265127	ABTC 25	105265168	ABTC 66	105265209	ABTC 107
105265128	ABTC 26	105265169	ABTC 67	105265210	ABTC 108
105265129	ABTC 27	105265170	ABTC 68	105265211	ABTC 109
105265130	ABTC 28	105265171	ABTC 69	105265212	ABTC 110
105265131	ABTC 29	105265172	ABTC 70	105265213	ABTC 111
105265132	ABTC 30	105265173	ABTC 71	105265214	ABTC 112
105265133	ABTC 31	105265174	ABTC 72	105265215	ABTC 113
105265134	ABTC 32	105265175	ABTC 73	105265216	ABTC 114
105265135	ABTC 33	105265176	ABTC 74	105265217	ABTC 115
105265136	ABTC 34	105265177	ABTC 75	105265218	ABTC 116
105265137	ABTC 35	105265178	ABTC 76	105265219	ABTC 117
105265138	ABTC 36	105265179	ABTC 77	105265220	ABTC 118
105265139	ABTC 37	105265180	ABTC 78	105265221	ABTC 119
105265140	ABTC 38	105265181	ABTC 79	105265222	ABTC 120
105265141	ABTC 39	105265182	ABTC 80	105265223	ABTC 121

BLM Number	Claim Name	BLM Number	Claim Name	BLM Number	Claim Name
105265142	ABTC 40	105265183	ABTC 81	105265224	ABTC 122
105265143	ABTC 41	105265184	ABTC 82	105265225	ABTC 123
105265226	ABTC 124	105265267	ABTC 165	105265308	ABTC 206
105265227	ABTC 125	105265268	ABTC 166	105265309	ABTC 207
105265228	ABTC 126	105265269	ABTC 167	105265310	ABTC 208
105265229	ABTC 127	105265270	ABTC 168	105265311	ABTC 209
105265230	ABTC 128	105265271	ABTC 169	105265312	ABTC 210
105265231	ABTC 129	105265272	ABTC 170	105265313	ABTC 211
105265232	ABTC 130	105265273	ABTC 171	105265314	ABTC 212
105265233	ABTC 131	105265274	ABTC 172	105265315	ABTC 213
105265234	ABTC 132	105265275	ABTC 173	105265316	ABTC 214
105265235	ABTC 133	105265276	ABTC 174	105265317	ABTC 215
105265236	ABTC 134	105265277	ABTC 175	105265318	ABTC 216
105265237	ABTC 135	105265278	ABTC 176	105265319	ABTC 217
105265238	ABTC 136	105265279	ABTC 177	105265320	ABTC 218
105265239	ABTC 137	105265280	ABTC 178	105265321	ABTC 219
105265240	ABTC 138	105265281	ABTC 179	105265322	ABTC 220
105265241	ABTC 139	105265282	ABTC 180	105265323	ABTC 221
105265242	ABTC 140	105265283	ABTC 181	105265324	ABTC 222
105265243	ABTC 141	105265284	ABTC 182	105265325	ABTC 223
105265244	ABTC 142	105265285	ABTC 183	105265326	ABTC 224
105265245	ABTC 143	105265286	ABTC 184	105265327	ABTC 225
105265246	ABTC 144	105265287	ABTC 185	105265328	ABTC 226
105265247	ABTC 145	105265288	ABTC 186	105265329	ABTC 227
105265248	ABTC 146	105265289	ABTC 187	105265330	ABTC 228
105265249	ABTC 147	105265290	ABTC 188	105265331	ABTC 229
105265250	ABTC 148	105265291	ABTC 189	105265332	ABTC 230
105265251	ABTC 149	105265292	ABTC 190	105265333	ABTC 231
105265252	ABTC 150	105265293	ABTC 191	105265334	ABTC 232
105265253	ABTC 151	105265294	ABTC 192	105265335	ABTC 233
105265254	ABTC 152	105265295	ABTC 193	105265336	ABTC 234
105265255	ABTC 153	105265296	ABTC 194	105265337	ABTC 235
105265256	ABTC 154	105265297	ABTC 195	105265338	ABTC 236
105265257	ABTC 155	105265298	ABTC 196	105265339	ABTC 237
105265258	ABTC 156	105265299	ABTC 197	105265340	ABTC 238
105265259	ABTC 157	105265300	ABTC 198	105265341	ABTC 239
105265260	ABTC 158	105265301	ABTC 199	105265342	ABTC 240
105265261	ABTC 159	105265302	ABTC 200	105265343	ABTC 241
105265262	ABTC 160	105265303	ABTC 201	105265344	ABTC 242
105265263	ABTC 161	105265304	ABTC 202	105265345	ABTC 243
105265264	ABTC 162	105265305	ABTC 203	105265346	ABTC 244
105265265	ABTC 163	105265306	ABTC 204	105265347	ABTC 245

BLM Number	Claim Name	BLM Number	Claim Name	BLM Number	Claim Name
105265266	ABTC 164	105265307	ABTC 205	105265348	ABTC 246
105265349	ABTC 247	105265390	ABTC 288	NV105283760	ABTC 329
105265350	ABTC 248	105265391	ABTC 289	NV105283761	ABTC 330
105265351	ABTC 249	105265392	ABTC 290	NV105283762	ABTC 330
105265352	ABTC 250	105265393	ABTC 291	NV105283763	ABTC 332
105265353	ABTC 251	105265394	ABTC 292	NV105283764	ABTC 333
105265354	ABTC 252	105265395	ABTC 293	NV105283765	ABTC 334
105265355	ABTC 253	105265396	ABTC 294	NV105283766	ABTC 335
105265356	ABTC 254	105265397	ABTC 295	NV105283767	ABTC 336
105265357	ABTC 255	105265398	ABTC 296	NV105283768	ABTC 337
105265358	ABTC 256	105265399	ABTC 297	NV105283769	ABTC 338
105265359	ABTC 257	105265400	ABTC 298	NV105283770	ABTC 339
105265360	ABTC 258	105265401	ABTC 299	NV105283771	ABTC 340
105265361	ABTC 259	105265402	ABTC 300	NV105283772	ABTC 341
105265362	ABTC 260	105265403	ABTC 301	NV105283773	ABTC 342
105265363	ABTC 261	105265404	ABTC 302	NV105283774	ABTC 343
105265364	ABTC 262	105265405	ABTC 303	NV105283775	ABTC 344
105265365	ABTC 263	105265406	ABTC 304	NV105283776	ABTC 345
105265366	ABTC 264	105265407	ABTC 305	NV105283777	ABTC 346
105265367	ABTC 265	NV105283737	ABTC 306	NV105283778	ABTC 347
105265368	ABTC 266	NV105283738	ABTC 307	NV105283779	ABTC 348
105265369	ABTC 267	NV105283739	ABTC 308	NV105283780	ABTC 349
105265370	ABTC 268	NV105283740	ABTC 309	NV105283781	ABTC 350
105265371	ABTC 269	NV105283741	ABTC 310	NV105283782	ABTC 351
105265372	ABTC 270	NV105283742	ABTC 311	NV105283783	ABTC 352
105265373	ABTC 271	NV105283743	ABTC 312	NV105283784	ABTC 353
105265374	ABTC 272	NV105283744	ABTC 313	NV105283785	ABTC 354
105265375	ABTC 273	NV105283745	ABTC 314	NV105283786	ABTC 355
105265376	ABTC 274	NV105283746	ABTC 315	NV105283787	ABTC 356
105265377	ABTC 275	NV105283747	ABTC 316	NV105283788	ABTC 357
105265378	ABTC 276	NV105283748	ABTC 317	NV105283789	ABTC 358
105265379	ABTC 277	NV105283749	ABTC 318	NV105283790	ABTC 359
105265380	ABTC 278	NV105283750	ABTC 319	NV105283791	ABTC 360
105265381	ABTC 279	NV105283751	ABTC 320	NV105283792	ABTC 361
105265382	ABTC 280	NV105283752	ABTC 321	NV105283793	ABTC 362
105265383	ABTC 281	NV105283753	ABTC 322	NV105283794	ABTC 363
105265384	ABTC 282	NV105283754	ABTC 323	NV105283795	ABTC 364
105265385	ABTC 283	NV105283755	ABTC 324	NV105283796	ABTC 365
105265386	ABTC 284	NV105283756	ABTC 325	NV105283797	ABTC 366
105265387	ABTC 285	NV105283757	ABTC 326	NV105283798	ABTC 367
105265388	ABTC 286	NV105283758	ABTC 327	NV105283799	ABTC 368
105265389	ABTC 287	NV105283759	ABTC 328	NV105283800	ABTC 369

BLM Number	Claim Name	BLM Number	Claim Name	BLM Number	Claim Name
NV105283801	ABTC 370	NV105283841	ABTC 410	NV105759815	ABTC 450
NV105283802	ABTC 371	NV105283842	ABTC 411	NV105759816	ABTC 451
NV105283803	ABTC 372	NV105283843	ABTC 412	NV105759817	ABTC 452
NV105283804	ABTC 373	NV105283844	ABTC 413	NV105759818	ABTC 453
NV105283805	ABTC 374	NV105283845	ABTC 414	NV105759819	ABTC 454
NV105283806	ABTC 375	NV105283846	ABTC 415	NV105759820	ABTC 455
NV105283807	ABTC 376	NV105283847	ABTC 416	NV105759821	ABTC 456
NV105283808	ABTC 377	NV105283848	ABTC 417	NV105759822	ABTC 457
NV105283809	ABTC 378	NV105283849	ABTC 418	NV105759823	ABTC 458
NV105283810	ABTC 379	NV105283850	ABTC 419	NV105759824	ABTC 459
NV105283811	ABTC 380	NV105283851	ABTC 420	NV105759825	ABTC 460
NV105283812	ABTC 381	NV105283852	ABTC 421	NV105759826	ABTC 461
NV105283813	ABTC 382	NV105283853	ABTC 422	NV105759827	ABTC 462
NV105283814	ABTC 383	NV105283854	ABTC 423	NV105759828	ABTC 463
NV105283815	ABTC 384	NV105283855	ABTC 424	NV105759829	ABTC 464
NV105283816	ABTC 385	NV105283856	ABTC 425	NV105759830	ABTC 465
NV105283817	ABTC 386	NV105283857	ABTC 426	NV105759831	ABTC 466
NV105283818	ABTC 387	NV105283858	ABTC 426	NV105759832	ABTC 467
NV105283819	ABTC 388	NV105759793	ABTC 428	NV105759833	ABTC 468
NV105283820	ABTC 389	NV105759794	ABTC 429	NV105759834	ABTC 469
NV105283821	ABTC 390	NV105759795	ABTC 430	NV105759835	ABTC 470
NV105283822	ABTC 391	NV105759796	ABTC 431	NV105759836	ABTC 471
NV105283823	ABTC 392	NV105759797	ABTC 432	NV105759837	ABTC 472
NV105283824	ABTC 393	NV105759798	ABTC 433	NV105759838	ABTC 473
NV105283825	ABTC 394	NV105759799	ABTC 434	NV105759839	ABTC 474
NV105283826	ABTC 395	NV105759800	ABTC 435	NV105759840	ABTC 475
NV105283827	ABTC 396	NV105759801	ABTC 436	NV105759841	ABTC 476
NV105283828	ABTC 397	NV105759802	ABTC 437	NV105759842	ABTC 477
NV105283829	ABTC 398	NV105759803	ABTC 438	NV105759843	ABTC 478
NV105283830	ABTC 399	NV105759804	ABTC 439	NV105759844	ABTC 479
NV105283831	ABTC 400	NV105759805	ABTC 440	NV105759845	ABTC 480
NV105283832	ABTC 401	NV105759806	ABTC 441	NV105759846	ABTC 481
NV105283833	ABTC 402	NV105759807	ABTC 442	NV105759847	ABTC 482
NV105283834	ABTC 403	NV105759808	ABTC 443	NV105759848	ABTC 483
NV105283835	ABTC 404	NV105759809	ABTC 444	NV105759849	ABTC 484
NV105283836	ABTC 405	NV105759810	ABTC 445	NV105759850	ABTC 485
NV105283837	ABTC 406	NV105759811	ABTC 446	NV105759851	ABTC 486
NV105283838	ABTC 407	NV105759812	ABTC 447	NV105759852	ABTC 487
NV105283839	ABTC 408	NV105759813	ABTC 448	NV105759853	ABTC 488
NV105283840	ABTC 409	NV105759814	ABTC 449	NV105759855	ABTC 490

RESPEC

BLM Number	Claim Name	BLM Number	Claim Name	BLM Number	Claim Name
NV105759856	ABTC 491				
NV105759857	ABTC 492				
NV105759858	ABTC 493				
NV105759859	ABTC 494				
NV105759860	ABTC 495				
NV105759861	ABTC 496				
NV105759862	ABTC 497				
NV105759863	ABTC 498				
NV105759864	ABTC 499				
NV105759865	ABTC 500				
NV105759866	ABTC 501				
NV105759867	ABTC 502				
NV105759868	ABTC 503				
NV105759869	ABTC 504				
NV105759870	ABTC 505				
NV105759871	ABTC 506				
NV105759872	ABTC 507				
NV105759873	ABTC 508				
NV105759874	ABTC 509				
NV105759875	ABTC 510				
NV105759876	ABTC 511				
NV105759877	ABTC 512				
NV105759878	ABTC 513				
NV105759879	ABTC 514				
NV105759880	ABTC 515				
NV105759881	ABTC 516				
NV105759882	ABTC 517				